UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the Fiscal Year Ended August 31, 2013

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
Commission file number 001-08504

UNIFIRST CORPORATION



(Exact Name of Registrant as Specified in Its Charter)

Massachusetts	**04-2103460**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

68 Jonspin Road
Wilmington, Massachusetts 01887
(Address of Principal Executive Offices)(Zip Code)
Registrant's telephone number, including area code: (978) 658-8888

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Each Exchange on Which Registered
Common Stock, $0.10 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ✓ No ___

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ___ No ✓

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ✓ No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ✓ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ✓ Accelerated filer ___ Smaller Reporting Company ___ Non-accelerated filer ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___ No ✓

The number of outstanding shares of the Registrant's Common Stock and Class B Common Stock at October 18, 2013 were 15,130,524 and 4,873,277, respectively. The aggregate market value of the voting stock of the Registrant held by non-affiliates as of February 22, 2013 (the last business day of the Registrant's most recently completed second fiscal quarter), computed by reference to the closing sale price of such shares on such date, was approximately $1,238,810,412.

Documents Incorporated By Reference

The Registrant intends to file a Definitive Proxy Statement pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended, for its 2014 Annual Meeting of Shareholders within 120 days of the end of the fiscal year ended August 31, 2013. Portions of such Proxy Statement are incorporated by reference in Part III of this Annual Report on Form 10-K.

UniFirst Corporation
Annual Report on Form 10-K
For the Fiscal Year Ended August 31, 2013

Table of Contents

PART I
Item 1. Business 3
Item 1A. Risk Factors 6
Item 1B. Unresolved Staff Comments 12
Item 2. Properties 12
Item 3. Legal Proceedings 12
Item 4. Mine Safety Disclosures 13
PART II 13
Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 13
Item 6. Selected Financial Data 14
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations 15
Item 7A. Quantitative and Qualitative Disclosures About Market Risk 28
Item 8. Financial Statements and Supplementary Data 30
Consolidated statements of income for each of the three years in the period ended August 31, 2013 30
Consolidated statements of comprehensive income for each of the three years in the period ended August 31, 2013 31
Consolidated balance sheets as of August 31, 2013 and August 25, 2012 32
Consolidated statements of shareholders' equity for each of the three years in the period ended August 31, 2013 33
Consolidated statements of cash flows for each of the three years in the period ended August 31, 2013 34
Notes to Consolidated Financial Statements 35
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm 56
Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure 58
Item 9A. Controls and Procedures 58
Management's Report on Internal Control Over Financial Reporting 58
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm 59
Item 9B. Other Information 60
PART III 60
Item 10. Directors, Executive Officers and Corporate Governance 60
Item 11. Executive Compensation 60
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 60
Item 13. Certain Relationships and Related Transactions, and Director Independence 60
Item 14. Principal Accounting Fees and Services 60
PART IV 61
Item 15. Exhibits, Financial Statement Schedules 61
Ex-21 List of Subsidiaries 67
Ex-23.1 Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm 68
Ex-31.1 Section 302 Certification of CEO 69
Ex-31.2 Section 302 Certification of CFO 70
Ex-32.1 Section 906 Certification of CEO 71
Ex-32.2 Section 906 Certification of CFO 72

PART I

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Our actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations"; "Safe Harbor for Forward Looking Statements" and "Risk Factors" included elsewhere in this Annual Report on Form 10-K.

ITEM 1. BUSINESS

GENERAL

UniFirst Corporation, a corporation organized under the laws of the Commonwealth of Massachusetts in 1950, together with its subsidiaries, hereunder referred to as "we", "our", the "Company", or "UniFirst", is one of the largest providers of workplace uniforms and protective work wear clothing in the United States. We design, manufacture, personalize, rent, clean, deliver, and sell a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. We also rent industrial wiping products, floor mats, facility service products, restroom and cleaning supplies, and other non-garment items, and provide first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies. We serve businesses of all sizes in numerous industry categories. At certain specialized facilities, we also decontaminate and clean work clothes and other items that may have been exposed to radioactive materials and service special cleanroom protective wear and facilities.

Our principal services include providing customers with uniforms and other non-garment items, picking up soiled uniforms or other items on a periodic basis (usually weekly), and delivering, at the same time, cleaned and processed items. We offer uniforms in a wide variety of styles, colors, sizes and fabrics and with personalized emblems selected by the customer. Our centralized services, specialized equipment and economies of scale generally allow us to be more cost effective in providing garment services than customers could be themselves, particularly those customers with high employee turnover rates. During fiscal 2013, we manufactured approximately 71% of the garments we placed in service. These were primarily work pants and shirts manufactured at our plants in Cardenas, Ebano and Valles, which are located in San Luis Potosi, Mexico, as well as at subcontract manufacturers that the we utilize to supplement our manufacturing capacity in periods of high demand. Because we design and manufacture a majority of our own uniforms and protective clothes, we can produce custom garment programs for our larger customers, offer a diverse range of such designs within our standard line of garments and better control the quality, price and speed at which we produce such garments. In addition, among our competitors, we believe we have the largest in-house digital image processing capability, allowing us to convert an image provided by a customer into customized, mass producible embroidered emblems, typically within two days.

We have six operating segments: US Rental and Cleaning, Canadian Rental and Cleaning, Manufacturing ("MFG"), Specialty Garments Rental and Cleaning ("Specialty Garments"), First Aid and Corporate. The US Rental and Cleaning and Canadian Rental and Cleaning operating segments have been combined to form the US and Canadian Rental and Cleaning reporting segment. The US and Canadian Rental and Cleaning reporting segment purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the United States and Canada. The Corporate operating segment consists of costs associated with our distribution center, sales and marketing, information systems, engineering, materials management, manufacturing planning, finance, budgeting, human resources, other general and administrative costs and interest expense. The revenues generated from the Corporate operating segment represent certain direct sales made directly from our distribution center. The products sold by this operating segment are the same products rented and sold by the US and Canadian Rental and Cleaning reporting segments. The MFG operating segment designs and manufactures uniforms and non-garment items solely for the purpose of providing these goods to the US and Canadian Rental and Cleaning reporting segment. The Specialty Garments operating segment purchases, rents, cleans, delivers and sells, specialty garments and non-garment items primarily for nuclear and cleanroom applications and provides cleanroom cleaning services at limited customer locations. The First Aid operating segment sells first aid cabinet services and other safety supplies as well as maintains wholesale distribution and pill packaging operations. Refer to Note 15, "Segment Reporting", of our Consolidated Financial Statements for our disclosure of segment information.

In fiscal 2013, we generated $1.356 billion in revenue, of which approximately 90% was derived from the US and Canadian Rental and Cleaning and Corporate segments. Specialty Garments and First Aid accounted for approximately 7% and 3% of our 2013 revenues, respectively.

PRODUCTS AND SERVICES

We provide our customers with personalized workplace uniforms and protective work clothing in a broad range of styles, colors, sizes and fabrics. Our uniform products include shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. At certain specialized facilities, we also decontaminate and clean clothes and other items which may have been exposed to radioactive materials and service special cleanroom protective wear. We also offer non-garment items and services, such as industrial wiping products, floor mats, dry and wet mops, restroom and cleaning supplies and other textile products.

We offer our customers a range of garment service options, including full-service rental programs in which garments are cleaned and serviced by us, lease programs in which garments are cleaned and maintained by individual employees and purchase programs to buy garments and related items directly. As part of our rental business, we pick up a customer's soiled uniforms and/or other items on a periodic basis (usually weekly) and deliver back cleaned and processed replacement items. We believe our centralized services, specialized equipment and economies of scale generally allow us to be more cost effective in providing garment and related services than customers would be by themselves, particularly those customers with high employee turnover rates. Our uniform program is intended not only to help our customers foster greater company identity, but to enhance their corporate image and improve employee safety, productivity and morale. We primarily serve our customers pursuant to written service contracts that range in duration from three to five years.

CUSTOMERS

We serve businesses of all sizes in numerous industry categories. During each of the past five years, no single uniform rental customer accounted for more than 1% of our revenues. Our typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. Among our largest customers of our conventional uniform rental business are divisions, units, regional operations or franchised agencies of major, nationally recognized organizations. With respect to our Specialty Garment segment, typical customers include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors. We currently service over 250,000 customer locations in the United States, Canada and Europe from 225 customer service, distribution and manufacturing facilities.

MARKETING, SALES, AND CUSTOMER SERVICE

We market our products and services to a diverse customer base and to prospects that range across virtually all industry segments. Marketing contact is made through print advertising, direct mail, publicity, trade shows, catalogs, telemarketing, multiple web sites and direct field sales representation. We have built and maintain an extensive, proprietary database of prescreened and qualified business prospects that have been sourced from our various promotional initiatives, including mailers, web site contacts, advertising responses, sales calls and lists purchased from third-party providers. These prospect records serve as a primary targeting resource for our professional sales organization and are constantly updated, expanded and maintained by an in-house team of specialist database qualifiers and managers. To aid in the effective marketing of products and services, we supply sales representatives with an extensive selection of sales aids, brochures, presentation materials and vertical market communications tools. We also provide representatives with detailed on-line profiles of high opportunity markets to educate them to the typical issues, needs and concerns of those markets. This helps establish credibility and aids their ability to deliver value-based solutions.

We employ a large team of trained professional sales representatives whose sole function is to market our services to potential customers and develop new accounts. While most of our sales representatives are capable of presenting a full range of service solutions, some are dedicated to developing business for a limited range of products and services or have a specific market focus.

For example, in select geographic markets we employ teams of dedicated facility services sales representatives who focus exclusively on developing business for our floor care, restroom and related service programs. We employ specialist executive-level salespeople in our National Account Organization—some who specialize in rental programs and some who specialize in direct sale programs—to target the very largest national companies with known uniform and/or facility services program needs. We believe that effective customer service is the most important element in developing and maintaining our market position. Our commitment to service excellence is reflected throughout our organization. Our route sales representatives are the first line of continuing customer contact, but they are supported by local customer service representatives, local service management staff and local operations management leaders, all of whom are focused on addressing the ongoing needs of customers, constantly delivering high-value service and pursuing total customer satisfaction. Our proprietary customer relationship management ("CRM") information system enables us to respond to customer inquiries or issues within 24 hours and our service personnel are specially trained to handle the daily contact work necessary to effectively manage customer relations.

We measure the speed and accuracy of our customer service efforts on a weekly basis and, through our ''Customers for Life'' program, we continuously survey, record and report satisfaction levels as a means of evaluating current performance and highlighting areas for improvement.

COMPETITION

The uniform rental and sales industry is highly competitive. The principal methods of competition in the industry are the quality of products, the quality of service and price. Our leading competitors include Cintas Corporation, Aramark Corporation and G&K Services, Inc. The remainder of the market, however, is divided among more than 400 smaller businesses, many of which serve one or a limited number of markets or geographic service areas. In addition to our traditional rental competitors, we may increasingly compete in the future with businesses that focus on selling uniforms and other related items. We also compete with industry competitors for acquisitions.

MANUFACTURING AND SOURCING

We manufactured approximately 71% of all garments which we placed in service during fiscal 2013. These were primarily work pants and shirts manufactured at our plants in Cardenas, Ebano and Valles, which are located in San Luis Potosi, Mexico, as well as at subcontract manufacturers that the we utilize to supplement our manufacturing capacity in periods of high demand. The balance of the garments used in our programs are purchased from a variety of industry suppliers. While we currently acquire the raw materials with which we produce our garments from a limited number of suppliers, we believe that such materials are readily available from other sources. To date, we have experienced no significant difficulty in obtaining any of our raw materials or supplies. Currently, we also manufacture approximately 73% of the mats we place in service at our plant in Cave City, Arkansas.

EMPLOYEES

At August 31, 2013, we employed approximately 11,500 persons. Approximately 2% of our United States employees are represented by a union pursuant to a collective bargaining agreement. We consider our employee relations to be good.

EXECUTIVE OFFICERS

Our executive officers are as follows:

NAME	AGE	POSITION
Ronald D. Croatti	70	Chairman of the Board, President, and Chief Executive Officer
Steven S. Sintros	40	Vice President and Chief Financial Officer
Cynthia Croatti	58	Executive Vice President and Treasurer
Bruce P. Boynton	65	Senior Vice President, Operations
David A. DiFillippo	56	Senior Vice President, Operations
David M. Katz	50	Vice President, Sales and Marketing

The principal occupation and positions for the past five years of our executive officers named above are as follows:

Ronald D. Croatti joined our Company in 1965. Mr. Croatti became Director of our Company in 1982, Vice Chairman of the Board in 1986 and has served as Chief Executive Officer since 1991. He has also served as President since 1995 and Chairman of the Board since 2002. Mr. Croatti has overall responsibility for the management of our Company.

Steven S. Sintros joined our Company in 2004. Mr. Sintros has served as our Vice President and Chief Financial Officer since January 2009 and has primary responsibility for overseeing the financial functions of our Company, as well as our information systems department. Mr. Sintros served as a Finance Manager in 2004 and Corporate Controller from 2005 until January 2009.

Cynthia Croatti joined our Company in 1980. Ms. Croatti has served as Director since 1995, Treasurer since 1982 and Executive Vice President since 2001. In addition, she has primary responsibility for overseeing the human resources and purchasing functions of our Company.

Bruce P. Boynton joined our Company in 1976. Mr. Boynton has served as Senior Vice President, Operations since 2001, is the chief operating officer for our Company's Canadian operations and has primary responsibility for overseeing the operations of certain regions in the United States. From 1986 through 2000, Mr. Boynton served as Vice President, Operations.

David A. DiFillippo joined our Company in 1979. Mr. DiFillippo has served as Senior Vice President, Operations since 2002 and has primary responsibility for overseeing the operations of certain regions in the United States. From 2000 through 2002, Mr. DiFillippo served as Vice President, Central Rental Group and, prior to 2000, he served as a Regional General Manager.

David M. Katz joined our Company as Vice President, Sales and Marketing in January 2009. Mr. Katz has primary responsibility for overseeing the sales and marketing functions of our Company. Prior to joining our Company, Mr. Katz worked for DHL Express where he served as the Northeast Vice President of Field Sales, from 2003 to 2007, the Northeast Vice President of National Account Sales from 2007 to 2008 and the Senior Vice President and General Manager of the Northeast from 2008 until January 2009.

Ronald D. Croatti and Cynthia Croatti are siblings.

ENVIRONMENTAL MATTERS

We, like our competitors, are subject to various federal, state and local laws and regulations governing, among other things, air emissions, wastewater discharges, and the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must dispose of detergent waste water and other residues, and, in the past, used perchloroethylene and other dry cleaning solvents. We are attentive to the environmental concerns surrounding the disposal of these materials and have through the years taken measures to avoid their improper disposal. Over the years, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials and there can be no assurance that we will not have to expend material amounts to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurance that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third-party actions such as tort suits. We continue to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in, or related to, Woburn, Massachusetts, Somerville, Massachusetts, Springfield, Massachusetts, Uvalde, Texas, Stockton, California, three sites related to former operations in Williamstown, Vermont, as well as sites located in Goldsboro, North Carolina, Wilmington, North Carolina and Landover, Maryland. For additional discussion refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the risk factor set forth in this Annual Report on Form 10-K.

Our nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission, or in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. In the past, scrutiny and regulation of nuclear facilities and related services have resulted in the suspension of operations at certain nuclear facilities served by us or disruptions in our ability to service such facilities. There can be no assurance that such scrutiny and regulation will not lead to the shut-down of such facilities or otherwise cause material disruptions in our garment decontamination business.

AVAILABLE INFORMATION

We make available free of charge our Proxy Statement, Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. These reports are available on our website at www.unifirst.com. In addition, you may request a copy of our filings, excluding exhibits, by contacting our Investor Relations group at (978) 658-8888 or at UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887. Information included on our website is not deemed to be incorporated into this Annual Report on Form 10-K or the documents incorporated by reference into this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

The statements in this section, as well as statements described elsewhere in this Annual Report on Form 10-K, or in other SEC filings, describe risks that could materially and adversely affect our business, financial condition and results of operations and the trading price of our securities. These risks are not the only risks that we face. Our business, financial condition and results of operations could also be materially affected by additional factors that are not presently known to us or that we currently consider to be immaterial to our operations.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K and any documents incorporated by reference may contain forward looking statements within the meaning of the federal securities laws. Forward looking statements contained in this Annual Report on Form 10-K and any documents incorporated by reference are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as "estimates," "anticipates," "projects," "plans," "expects," "intends," "believes," "seeks," "could," "should," "may," "will," or the negative versions thereof, and similar expressions and by the context in which they are used. Such forward looking statements are based upon our current expectations and speak only as of the date made. Such statements are highly dependent upon a variety of risks, uncertainties and other important factors that could cause actual results to differ materially from those reflected in such forward looking statements. Such factors include, but are not limited to, uncertainties caused by the continuing adverse worldwide economic conditions, uncertainties regarding our ability to consummate and successfully integrate acquired businesses, uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation, our ability to compete successfully without any significant degradation in our margin rates, seasonal and quarterly fluctuations in business levels, our ability to preserve positive labor relationships and avoid becoming the target of corporate labor unionization campaigns that could disrupt our business, the effect of currency fluctuations on our results of operations and financial condition, our dependence on third parties to supply us with raw materials, any loss of key management or other personnel, increased costs as a result of any future changes in federal or state laws, rules and regulations or governmental interpretation of such laws, rules and regulations, uncertainties regarding the price levels of natural gas, electricity, fuel and labor, the impact of adverse economic conditions and the current tight credit markets on our customers and such customers' workforce, the level and duration of workforce reductions by our customers, the continuing increase in domestic healthcare costs, demand and prices for our products and services, rampant criminal activity and instability in Mexico where our principal garment manufacturing plants are located, our ability to properly and efficiently design, construct, implement and operate our new CRM computer system, additional professional and internal costs necessary for compliance with recent and proposed future changes in Securities and Exchange Commission, New York Stock Exchange and accounting rules, strikes and unemployment levels, our efforts to evaluate and potentially reduce internal costs, economic and other developments associated with the war on terrorism and its impact on the economy and general economic conditions. We undertake no obligation to update any forward looking statements to reflect events or circumstances arising after the date on which they are made.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

We face intense competition within our industry, which may adversely affect our results of operations and financial condition.

The uniform rental and sales industry is highly competitive. The principal methods of competition in the industry are quality of products, quality of service and price. Our leading competitors include Aramark Corporation, Cintas Corporation and G&K Services, Inc. The remainder of the market, however, is divided among more than 400 smaller businesses, many of which serve one or a limited number of markets or geographic service areas. In addition to our traditional rental competitors, we may increasingly compete in the future with businesses that focus on selling uniforms and other related items, including single-use disposable garments for use in the nuclear industry. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material effect on our results of operations and financial condition. We also compete with industry competitors for acquisitions, which has the effect of increasing the price for acquisitions and reducing the number of acquisition candidates available to us. If we pay higher prices for businesses we acquire, our returns on investment and profitability may be reduced.

Adverse economic and business conditions continue to affect our customer base and may continue to negatively impact our sales and operating results.

We supply uniform services to many industries that have been subject to adverse economic and business conditions resulting in shifting employment levels, changes in worker productivity, uncertainty regarding the impacts of rehiring and shifts to offshore manufacturing. As a result, many of our customers have reduced worker headcounts. The economic hardships among our customer base have also caused, and may continue to cause, some of our customers to restrict expenditures or even cease to conduct business. All of these factors have, and are likely in the future to continue to have, the effect of reducing the number of employees utilizing our uniform services, which adversely affects our sales and results of operations. The current worldwide economic uncertainties and weakness may negatively impact our revenues and operating performance in fiscal 2014 and beyond due to the impact on spending plans and employment levels of our customers and sales prospects.

The expenses we incur to comply with environmental regulations, including costs associated with potential environmental remediation, may prove to be significant and could have a material adverse effect on our results of operations and financial condition.

We, like our competitors, are subject to various federal, state and local laws and regulations governing, among other things, air emissions, wastewater discharges, and the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must dispose of detergent waste water and other residues, and, in the past, used perchloroethylene and other dry cleaning solvents. We are attentive to the environmental concerns surrounding the disposal of these materials and have, through the years, taken measures to avoid their improper disposal. Over the years, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials and there can be no assurance that we will not have to expend material amounts to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurance that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third-party actions such as tort suits.

We continue to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in or related to Woburn, Massachusetts, Somerville, Massachusetts, Springfield, Massachusetts, Uvalde, Texas, Stockton, California, three sites related to former operations in Williamstown, Vermont, as well as sites located in Goldsboro, North Carolina, Wilmington, North Carolina and Landover, Maryland.

We have accrued certain costs related to the sites described above as it has been determined that the costs are probable and can be reasonably estimated. We continue to implement mitigation measures and to monitor environmental conditions at the Somerville, Massachusetts site. We also have potential exposure related to an additional parcel of land (the "Central Area") related to the Woburn, Massachusetts site discussed above. Currently, the consent decree for the Woburn site does not define or require any remediation work in the Central Area. The United States Environmental Protection Agency (the "EPA") has provided us and other signatories to the consent decree with comments on the design and implementation of groundwater and soil remedies at the Woburn site and investigation of environmental conditions in the Central Area. We, and other signatories, have implemented and proposed to do additional work at the Woburn site but many of EPA's comments remain to be resolved. In addition, we have received notices of violations from Region 1 of the EPA under the Clean Air Act regarding our failure to obtain certain permits allegedly necessary with respect to the laundering of soiled towels at seven New England facilities, and we are addressing these matters. We believe that it is probable that Region 1 of the EPA will seek to impose penalties against us in connection with these seven New England facilities, but we are unable to reasonably estimate the amount of the penalties that may be sought. In the event that the EPA expands this enforcement initiative beyond Region 1, and seeks to impose penalties, this could materially adversely affect our results of operations and financial condition.

On a quarterly basis, we assess each of our environmental sites to determine whether the costs of investigation and remediation of environmental conditions are probable and can be reasonably estimated as well as the adequacy of our accruals with respect to such costs. There can be no assurance that our accruals with respect to our environmental sites will be sufficient or that the costs of remediation and investigation will not substantially exceed our accruals as new facts, circumstances or estimates arise.

Our nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission, or in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. In the past, scrutiny and regulation of nuclear facilities and related services have resulted in the suspension of operations at certain nuclear facilities served by us or disruptions in our ability to service such facilities. There can be no assurance that such scrutiny and regulation will not lead to the shut-down of such facilities or otherwise cause material disruptions in our garment decontamination business.

In addition to contingencies and claims relating to environmental compliance matters, we may from time to time be subject to legal proceedings and claims related to our business operations which may adversely affect our financial condition and operating results.

In addition to contingencies and claims relating to environmental compliance matters, we are subject from time to time to legal proceedings and claims arising from the conduct of our business operations, including personal injury claims, customer contract matters and employment claims. Certain of these claims are typically not covered by our available insurance. In addition, claims occasionally result in significant investigation and litigation expenses and, if successful, may result in material losses to us. Certain claims may also result in significant adverse publicity against us. As a consequence, successful claims against us not covered by our available insurance coverage could have a material adverse effect on our business, financial condition and results of operation.

In particular, on December 31, 2012, we received a letter from counsel for New England Compounding Center ("NECC") demanding, among other things, that we indemnify NECC regarding claims made against NECC, including those related to NECC's highly-publicized compounding and sale of tainted methylprednisolone acetate. This demand relates to the limited, once-a-month cleaning services we provided to portions of NECC's cleanroom facilities. Based on our preliminary review of this matter, we believe that NECC's claims are without merit. We have notified our insurers of claims associated with this matter and preliminary discussions concerning coverage are ongoing. In June 2013, we received a subpoena from the Plaintiffs' Steering Committee (PSC) appointed in conjunction with the NECC multi-district litigation proceeding seeking information relating to the NECC matter. During August 2013, we responded to the PSC regarding the subpoena. On September 20, 2013, we entered into a tolling agreement with the PSC which, among other things, tolled defenses based on statutes of limitations with respect to certain claimants. To date, a significant number of lawsuits have been brought against NECC and other defendants from persons who were allegedly harmed as a result of NECC's compounds. Through the date of this filing, these lawsuits have not named us as a defendant. Based partially on communication with the PSC, we believe that over the course of the next year we may face a number of lawsuits related to this matter. While we are unable to ascertain the ultimate outcome of this matter, based on the information currently available, we believe that a loss with respect to this matter is neither probable nor remote, and we are unable to reasonably assess an estimate or range of estimates of any potential losses. If we are found to be liable with respect to claims brought against us relating to NECC that are not covered by our insurance, we may incur liabilities that are material to our financial condition and operating results.

Recent economic trends could adversely affect our financial performance.

Economic downturns and declines in consumption in our markets may affect the levels of both our sales and profitability. The domestic and global economies and financial and credit markets continue to experience declines or slow growth, general uncertainty and high unemployment. In addition, there continues to be diminished liquidity and credit availability. We believe these conditions have not materially impacted our financial position or liquidity as of August 31, 2013. However, we could be negatively impacted if these conditions continue for a sustained period of time, or if there is further deterioration in financial markets and major economies. The current tight credit conditions in financial markets may continue to adversely affect the ability of our customers and suppliers to obtain financing, which could result in a decrease in, or cancellation of, our services. In addition, weakening economic conditions and outlook may result in a further decline in the level of our customers' spending that could adversely affect our results of operations and liquidity. We are unable to predict the likely duration and severity of the current disruption, weakness and uncertainty in the domestic and global financial markets, including the current market disruptions in Europe, and the related adverse economic conditions.

Our failure to implement successfully our acquisition strategy and to grow our business could adversely affect our ability to increase our revenues and could negatively impact our profitability.

As part of our growth strategy, we intend to continue to actively pursue additional acquisition opportunities. However, as discussed above, we compete with others within our industry for suitable acquisition candidates. This competition may increase the price for acquisitions and reduce the number of acquisition candidates available to us. Moreover, the current economic weakness has resulted in, and may continue to result in, the sale of fewer target businesses at prices consistent with the current market weakness. As a result, acquisition candidates may not be available to us in the future on favorable terms. Even if we are able to acquire businesses on favorable terms, managing growth through acquisition is a difficult process that includes integration and training of personnel, combining plant and operating procedures and additional matters related to the integration of acquired businesses within our existing organization. Unanticipated issues related to integration may result in additional expense or in disruption to our operations, either of which could negatively impact our ability to achieve anticipated benefits. While we believe we will be able to fully integrate acquired businesses, we can give no assurance that we will be successful in this regard.

Growth of our business will likely require us to increase our work force, the scope of our operating and financial systems and the geographic area of our operations. We believe this growth will increase our operating complexity and the level of responsibility for both existing and new management personnel. Managing and sustaining our growth and expansion may require substantial enhancements to our operational and financial systems and controls, as well as additional administrative, operational and financial resources. There can be no assurance that we will be able to manage our expanding operations successfully or that we will be able to maintain or accelerate our growth, and any failure to do so could have an adverse effect on our results of operations and financial condition.

In order to finance such acquisitions, we may need to obtain additional funds either through public or private financings, including bank and other secured and unsecured borrowings and the issuance of debt or equity securities. There can be no assurance that such financings would be available to us on reasonable terms or that any future issuances of securities in connection with acquisitions will not be dilutive to our shareholders.

If we are unable to preserve positive labor relationships or become the target of corporate labor unionization campaigns, the resulting labor unrest could disrupt our business by impairing our ability to produce and deliver our products.

We employ approximately 11,500 persons. Approximately 2% of our United States employees are represented by a union pursuant to a collective bargaining agreement. Competitors within our industry have been the target of corporate unionization campaigns by multiple labor unions. While our management believes that our employee relations are good, we cannot assure you that we will not experience pressure from labor unions or become the target of campaigns similar to those faced by our competitors. The potential for unionization could increase if the United States Congress passes federal "card check" legislation. If we do encounter pressure from labor unions, any resulting labor unrest could disrupt our business by impairing our ability to produce and deliver our products. In addition, significant union representation would require us to negotiate wages, salaries, benefits and other terms with many of our employees collectively and could adversely affect our results of operations by increasing our labor costs or otherwise restricting our ability to maximize the efficiency of our operations.

Our business may be adversely affected by global, national, regional or industry specific economic slowdowns.

Global, national, regional or industry specific economic slowdowns, including the current economic malaise in Europe, as well as events or conditions in a particular area, such as adverse weather and other factors, may adversely affect our operating results. In addition, increases in interest rates that may lead to a decline in economic activity, while simultaneously resulting in higher interest expense to us under our credit facility, may adversely affect our operating results.

Our failure to retain our current customers and renew our existing customer contracts could adversely affect our results of operations and financial condition.

Our success depends on our ability to retain our current customers and renew our existing customer contracts. Our ability to do so generally depends on a variety of factors, including the quality, price and responsiveness of our services, as well as our ability to market these services effectively and to differentiate ourselves from our competitors. In addition, renewal rates are generally adversely affected by the difficult economic and business conditions. We cannot assure you that we will be able to renew existing customer contracts at the same or higher rates or that our current customers will not turn to competitors, cease operations, elect to self-operate or terminate contracts with us. The failure to renew a significant number of our existing contracts would have an adverse effect on our results of operations and financial condition.

Increases in fuel and energy costs could adversely affect our results of operations and financial condition.

The price of fuel and energy needed to run our vehicles and equipment is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns, limits on refining capacities, natural disasters and environmental concerns. Any increase in fuel and energy costs could adversely affect our results of operations and financial condition.

Quarterly fluctuations in our nuclear specialty garment business could disproportionately impact our revenue and net income and create volatility in the price of our Common Stock.

Our nuclear decontamination business is affected by shut-downs, outages and clean-ups of the nuclear facilities we service. We are not able to control or predict with certainty when such shut-downs, outages and clean-ups will occur. Our nuclear decontamination business tends to generate more revenue in the first and third fiscal quarters, which is when nuclear power plants typically schedule their plant outages and refuelings and thereby increase nuclear garment utilization. Quarterly fluctuations in our nuclear decontamination business could have a disproportionate impact on revenue and net income and create volatility in the price of our Common Stock.

Our international business results are influenced by currency fluctuations and other risks that could have an adverse effect on our results of operations and financial condition.

A portion of our sales is derived from international markets. Revenue denominated in currencies other than the U.S. dollar represented approximately 8.8%, 8.9% and 9.3% of total consolidated revenues for each of fiscal 2013, 2012 and 2011, respectively. The operating results of our international subsidiaries are translated into U.S. dollars and such results are affected by movements in foreign currencies relative to the U.S. dollar. Our international operations are also subject to other risks, including the requirement to comply with changing and conflicting national and local regulatory requirements; potential difficulties in staffing and labor disputes; managing and obtaining support and distribution for local operations; credit risk or financial condition of local customers; potential imposition of restrictions on investments; potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries; foreign exchange controls; and local political and social conditions. There can be no assurance that the foregoing factors will not have an adverse effect on our international operations or on our consolidated financial condition and results of operations. We own and operate manufacturing facilities in Mexico. Violence, crime and instability in Mexico has had, and may continue to have, an adverse affect on our operations, including the hijacking of our trucks and the implementation of security measures to protect our employees. We are not insured against such criminal attacks and there can be no assurance that losses that could result from an attack on our trucks or our personnel would not have a material adverse effect on our business, results of operations and financial condition. Operations in developing nations present several additional risks, including greater fluctuation in currencies relative to the U.S. dollar, economic and governmental instability, civil disturbances, volatility in gross domestic production, Foreign Corrupt Practice Act compliance issues and nationalization and expropriation of private assets.

Continuation of current adverse global financial and economic conditions may result in impairment of our goodwill and intangibles.

Our market capitalization over the past couple of years has experienced significant volatility due in part to turbulent economic conditions and disruption in the global equity and credit markets. Under accounting principles generally accepted in the United States ("US GAAP"), we may be required to record an impairment charge if changes in circumstances or events indicate that the carrying values of our goodwill and intangible assets exceed their fair value and are not recoverable. Any significant and other-than-temporary decrease in our market capitalization could be an indicator, when considered together with other factors, that the carrying values of our goodwill and intangible assets exceed their fair value, which may result in our recording an impairment charge. In this time of economic uncertainty, we are unable to predict economic trends, but we continue to monitor the impact of changes in economic and financial conditions on our operations and on the carrying value of our goodwill and intangible assets. Should the value of our acquired goodwill or one or more of our acquired intangibles become impaired, our consolidated earnings and net worth may be materially adversely affected.

Our failure to properly and efficiently design, construct, implement and operate our new customer relationship management computer system could adversely affect our operations and financial performance.

We are in the process of modernizing our customer relationship management computer system. The new system will combine enterprise resource planning ("ERP") solutions and custom-built applications to address, among other areas, account management, billing and customer service. The new system is intended to improve functionality and information flow and increase automation in servicing our customers. As with any major new computer system that includes custom applications, there are risks inherent in the design, construction, implementation and operation of our new CRM system. These risks include the potential failures to properly design the system, to efficiently construct and implement the system and to effectively operate the system. We are using well-regarded third-party consultants to assist us in this process. While we believe that our new CRM system will provide the anticipated information technology and customer service enhancements we expect, no assurances can be given in this regard. The failure to properly and efficiently complete and operate the new system could disrupt our operations and adversely affect our financial results.

If our information technology systems suffer interruptions or failures, including as a result of cyber-attacks, our business operations could be disrupted.

Our information technology systems serve an important role in the efficient operation of our business. The failure of these information technology systems to perform as we anticipate could disrupt our business and negatively impact our results of operations. In addition, our information technology systems could be damaged or cease to function properly due to any number of causes, such as catastrophic events, power outages, security breaches, computer viruses or cyber-based attacks. While we have contingency plans in place to prevent or mitigate the impact of these events, if such events were to occur and our disaster recovery plans do not effectively address the issues on a timely basis, we could suffer interruptions in our ability to manage our operations and service our customers, and we may be required to make a significant investment to fix or replace our information technology systems, each of which may have a material adverse effect on our business and financial results. In addition, if customer or our proprietary information is compromised by a security breach or cyber-attack, it could have a material adverse effect on our business.

Failure to comply with the other state and federal regulations to which we are subject may result in penalties or costs that could have a material adverse effect on our business.

Our business is subject to various other state and federal regulations, including employment laws and regulations, minimum wage requirements, overtime requirements, working condition requirements, citizenship requirements and other laws and regulations. Any appreciable increase in the statutory minimum wage rate, income or overtime pay, adoption of mandated health benefits, changes in OSHA requirements, changes in environmental compliance requirements, or changes to immigration laws and citizenship requirements would likely result in an increase in our labor costs and/or contribute to a shortage of available labor and such cost increase or labor shortage, or the penalties for failing to comply with such statutory minimums or regulations, could have an adverse effect on our business, liquidity and results of operations.

Our business may be subject to seasonal and quarterly fluctuations.

Historically, our revenues and operating results have varied from quarter to quarter and are expected to continue to fluctuate in the future. In addition, our operating results historically have been seasonally lower during the second and fourth fiscal quarters than during the other quarters of the fiscal year. We incur various costs in integrating or establishing newly acquired businesses or start-up operations, and the profitability of a new location is generally expected to be lower in the initial period of its operation than in subsequent periods. Start-up operations in particular lack the support of an existing customer base and require a significantly longer period to develop sales opportunities and meet targeted operating results.

These factors, among others, make it likely that in some future quarters our results of operations may be below the expectations of securities analysts and investors, which could have an adverse effect on the market price of our Common Stock.

Loss of our key management or other personnel could adversely impact our business.

Our success is largely dependent on the skills, experience and efforts of our senior management and certain other key personnel. If, for any reason, one or more senior executives or key personnel were not to remain active in our Company, our results of operations could be adversely affected. Our future success also depends upon our ability to attract and retain qualified managers and technical and marketing personnel, as well as sufficient numbers of hourly workers. There is competition in the market for the services of such qualified personnel and hourly workers and our failure to attract and retain such personnel or workers could adversely affect our results of operations.

We depend on third parties to supply us with raw materials and ship a large portion of our products, and our results of operations could be adversely affected if we are unable to obtain adequate raw materials and ship our products in a timely manner.

We manufactured approximately 71% of all garments which we placed in service during fiscal 2013. These were primarily work pants and shirts manufactured at our plants in Cardenas, Ebano and Valles, which are located in San Luis Potosi, Mexico as well as at subcontract manufacturers that the we utilize to supplement our manufacturing capacity in periods of high demand. The balance of the garments used in our programs are purchased from a variety of industry suppliers. While we currently acquire the raw materials with which we produce our garments from a limited number of suppliers, we believe that such materials are readily available from other sources. To date, we have experienced no significant difficulty in obtaining any of our raw materials or supplies. However, if we were to experience difficulty obtaining any of our raw materials from such suppliers and were unable to obtain new materials or supplies from other industry suppliers, it could adversely affect our results of operations.

We utilize United Parcel Service and other common carriers to ship a large portion of our products. Strikes or other service interruptions affecting such carriers could impair our ability to deliver products on a timely and cost-effective basis. In addition, because we typically bear the cost of shipment to our customers, any increase in shipping rates could adversely affect our operating results.

Unexpected events could disrupt our operations and adversely affect our operating results.

Unexpected events, including, without limitation, fires at facilities, natural disasters, such as hurricanes and tornados, public health emergencies, war or terrorist activities, unplanned utility outages, supply disruptions, failure of equipment or information systems, temporary or long-term disruption of our computer systems, or changes in laws and/or regulations impacting our business, could adversely affect our operating results. These events could result in disruption of customer service, physical damage to one or more key operating facilities, the temporary closure of one or more key operating facilities or the temporary disruption of information systems. In addition, the destruction or temporary loss of our distribution facility in Owensboro, Kentucky would have a material adverse effect on our operations and financial results.

Changes in or new interpretations of the governmental regulatory framework may affect our contract terms and may reduce our sales or profits.

A portion of our total consolidated revenues is derived from business with U.S. federal, state and local governments and agencies. Changes or new interpretations in, or changes in the enforcement of, the statutory or regulatory framework applicable to services provided under governmental contracts or bidding procedures could result in fewer new contracts or contract renewals, modifications to the methods we apply to price government contracts or in contract terms of shorter duration than we have historically experienced, any of which could result in lower sales or profits than we have historically achieved, which could have an adverse effect on our results of operations.

The price of our Common Stock may be highly volatile, which could result in significant price declines.

The price of our Common Stock may experience significant volatility. Such volatility may be caused by fluctuations in our operating results, changes in earnings estimated by investment analysts, the number of shares of our Common Stock traded each day, the degree of success we achieve in implementing our business and growth strategies, changes in business or regulatory conditions affecting us, our customers or our competitors and other factors. In addition, the New York Stock Exchange historically has experienced extreme price and volume fluctuations that often have been unrelated to, or disproportionate to, the operating performance of its listed companies. These fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of our Common Stock.

We are controlled by our principal shareholders, and our other shareholders may be unable to affect the outcome of shareholder voting.

As of October 18, 2013, to the Company's knowledge, the members of the Croatti family owned, directly or indirectly, in the aggregate approximately 371,104 shares of our Common Stock and approximately 4,873,277 shares of our Class B Common Stock, which represents approximately 26.2% of the aggregate number of outstanding shares of our Common Stock and Class B Common Stock, but approximately 76.9% of the combined voting power of the outstanding shares of our Common Stock and Class B Common Stock. As a result, the members of the Croatti family, acting with other family members, could effectively control most matters requiring approval by our shareholders, including the election of a majority of the directors. While historically the members of the Croatti family have individually voted their respective shares of Class B Common Stock in the same manner, there is no contractual understanding requiring this and there is no assurance that the family members will continue to individually vote their shares of Class B Common Stock in the same manner. This voting control by the members of the Croatti family, together with certain provisions of our by-laws and articles of organization, could have the effect of delaying, deferring or preventing a change in control of our Company that would otherwise be beneficial to our public shareholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of August 31, 2013, we owned or leased approximately 240 facilities containing an aggregate of approximately 6.4 million square feet located in the United States, Canada, Mexico, Europe and Nicaragua. We owned 117 of these facilities, containing approximately 5.1 million square feet. These facilities include our 320,000 square foot Owensboro, Kentucky distribution center and almost all of our industrial laundry processing plants. We believe our industrial laundry facilities are among the most modern in the industry.

We own substantially all of the machinery and equipment used in our operations. We believe that our facilities and our production, cleaning and decontamination equipment have been well maintained and are adequate for our present needs. We also own a fleet of approximately 3,000 delivery vans, trucks and other vehicles.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are subject to legal proceedings and claims arising from the current conduct of our business operations, including personal injury, customer contract, employment claims and environmental matters as described in our Consolidated Financial Statements. We maintain insurance coverage providing indemnification against many of such claims, and we do not expect that we will sustain any material loss as a result thereof.

In addition, we, like our competitors, are subject to various federal, state and local laws and regulations governing, among other things, air emissions, wastewater discharges, and the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must dispose of detergent waste water and other residues, and, in the past, used perchloroethylene and other dry cleaning solvents. Over the years, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials and there can be no assurance that we will not have to expend material amounts to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurance that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third-party actions such as tort suits. Refer to Note 11, "Commitments and Contingencies", of our Consolidated Financial Statements for further discussion.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

COMMON STOCK INFORMATION

Our Common Stock trades on the New York Stock Exchange under the symbol "UNF", while our Class B Common Stock is not publicly traded. The following table sets forth, for the periods indicated, the high and low closing prices of our Common Stock on the New York Stock Exchange, and the dividends per share paid on our Common Stock and Class B Common Stock.

	Price Per Share		Dividends Per Share	
	High	Low	Common Stock	Class B Common Stock
Year ended August 31, 2013				
First Quarter	$ 71.52	$ 63.51	$ 0.0375	$ 0.0300
Second Quarter	85.20	70.27	0.0375	0.0300
Third Quarter	96.57	82.82	0.0375	0.0300
Fourth Quarter	102.83	90.22	0.0375	0.0300

	Price Per Share		Dividends Per Share	
	High	Low	Common Stock	Class B Common Stock
Year ended August 25, 2012				
First Quarter	$ 55.40	$ 43.82	$ 0.0375	$ 0.0300
Second Quarter	62.48	54.07	0.0375	0.0300
Third Quarter	61.92	57.04	0.0375	0.0300
Fourth Quarter	68.68	56.24	0.0375	0.0300

The approximate number of shareholders of record of our Common Stock and Class B Common Stock as of October 18, 2013 was 69 and 25, respectively. We believe that the number of beneficial owners of our Common Stock is substantially greater than the number of record holders because a large portion of our Common Stock is held of record in broker "street names."

We have paid regular quarterly dividends since 1983 and intend to continue such policy subject to, among other factors, our earnings, financial condition, capital requirements and tax law changes. No dividends will be payable unless declared by our Board of Directors and then only to the extent funds are legally available for the payment of such dividends. In the event that our Board of Directors votes to pay a dividend, our Common Stock must receive a dividend equal to no less than 125% of any dividend paid on the Class B Common Stock. On July 2, 2013, our Board of Directors declared a quarterly dividend of $0.0375 and $0.0300 per share on our Common Stock and Class B Common Stock, respectively, which was paid on October 1, 2013 to shareholders of record on September 10, 2013.

The following table sets forth information concerning our equity compensation plans as of August 31, 2013.

	Equity Compensation Plan Information			
Plan category	Number of securities to be issued upon exercise of outstanding options and stock appreciation rights		Weighted average exercise price of outstanding options and stock appreciation rights	Number of securities remaining available for future issuance under equity compensation plan (excluding securities referenced in column (a))
	(a)			
Equity compensation plans approved by security holders	584,540	$	48.47	360,210
Equity compensation plans not approved by security holders	—		N/A	—
Total	584,540	$	48.47	360,210

Stock Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on our Common Stock, based on the market price of our Common Stock, with the cumulative total shareholder return of a peer group and of companies within the Standard & Poor's 500 Stock Index, in each case assuming reinvestment of dividends. The calculation of cumulative total shareholder return assumes a $100 investment in our Common Stock, the peer group and the S&P 500 Stock Index on August 31, 2008. The peer group is composed of Cintas Corporation and G & K Services, Inc.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among UniFirst Corporation, the S&P 500 Index, and a Peer Group
$250
$200
$150
$100
$50
$0
8/08
8/09
8/10
8/11
8/12
8/13
UniFirst Corporation
S&P 500
Peer Group

*$100 invested on 8/31/08 in stock or index, including reinvestment of dividends.
Fiscal year ending August 31.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and Notes to Consolidated Financial Statements included in Item 8.

The selected consolidated balance sheet data set forth below as of August 31, 2013 and August 25, 2012 and the selected consolidated income statement data for the three years in the period ended August 31, 2013 are derived from our audited Consolidated Financial Statements included in this Annual Report on Form 10-K. All other selected consolidated financial data set forth below are derived from our audited financial statements not included in this Annual Report on Form 10-K. Current accounting guidance requires the income per share for each class of common stock to be calculated assuming 100% of our earnings are distributed as dividends to each class of common stock based on their respective dividend rights. Our Common Stock has a 25% dividend preference to our Class B Common Stock. The Class B Common Stock, which has ten votes per share as opposed to one vote per share for the Common Stock, is not freely transferable but may be converted at any time on a one-for-one basis into Common Stock at the option of the holder of the Class B Common Stock.

Five Year Financial Summary
UniFirst Corporation and Subsidiaries

Fiscal Year Ended August (In thousands, except per share data)	**2013**	**2012**	**2011**	**2010**	**2009**
Selected Balance Sheet Data:					
Total assets	$ 1,373,425	$1,240,534	$1,141,520	$1,092,295	$ 1,002,099
Notes payable and long-term debt	$ 111,408	$ 106,986	$ 120,296	$ 181,464	$ 182,015
Shareholders' equity	$ 1,013,398	$ 896,925	$ 797,942	$ 708,050	$ 627,035
Selected Income Statement Data:					
Revenues	$ 1,355,515	$1,256,289	$1,134,126	$1,025,939	$ 1,013,416
Depreciation and amortization	$ 69,607	$ 66,439	$ 64,733	$ 61,477	$ 57,789
Income from operations	$ 186,203	$ 151,108	$ 123,973	$ 130,272	$ 134,036
Other (income) expense, net	$ (1,406)	$ 374	$ 3,401	$ 7,420	$ 7,571
Provision for income taxes	$ 70,924	$ 55,745	$ 44,086	$ 46,444	$ 50,613
Net income	$ 116,685	$ 94,989	$ 76,486	$ 76,408	$ 75,852
Income per share:					
Basic - Common stock	$ 6.14	$ 5.02	$ 4.05	$ 4.11	$ 4.14
Basic - Class B Common Stock	$ 4.91	$ 4.01	$ 3.24	$ 3.29	$ 3.31
Diluted - Common stock	$ 5.81	$ 4.76	$ 3.85	$ 3.90	$ 3.92
Dividends per share:					
Common stock	$ 0.15	$ 0.15	$ 0.15	$ 0.15	$ 0.15
Class B Common Stock	$ 0.12	$ 0.12	$ 0.12	$ 0.12	$ 0.12

The Company's fiscal year ends on the last Saturday in August. For financial reporting purposes, fiscal 2013 consisted of 53 weeks, while all other fiscal years presented consisted of 52 weeks.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

UniFirst Corporation, together with its subsidiaries, hereunder referred to as "we", "our", the "Company", or "UniFirst", is one of the largest providers of workplace uniforms and protective clothing in the United States. We design, manufacture, personalize, rent, clean, deliver, and sell a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. We also rent industrial wiping products, floor mats, facility service products and other non-garment items, and provide first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies.

We serve businesses of all sizes in numerous industry categories. Typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. We also provide our customers with restroom and cleaning supplies, including air fresheners, paper products and hand soaps.

At certain specialized facilities, we decontaminate and clean work clothes and other items that may have been exposed to radioactive materials and service special cleanroom protective wear. Typical customers for these specialized services include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors.

We continue to expand into additional geographic markets through acquisitions and organic growth. We currently service over 250,000 customer locations in the United States, Canada and Europe from 225 customer service, distribution and manufacturing facilities.

US GAAP establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to shareholders. Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. Our chief operating decision-maker is our chief executive officer. We have six operating segments based on the information reviewed by our chief executive officer: US Rental and Cleaning, Canadian Rental and Cleaning, Manufacturing ("MFG"), Specialty Garments Rental and Cleaning ("Specialty Garments"), First Aid and Corporate. The US Rental and Cleaning and Canadian Rental and Cleaning operating segments have been combined to form the US and Canadian Rental and Cleaning reporting segment. Refer to Note 15, "Segment Reporting", of our Consolidated Financial Statements for our disclosure of segment information.

The US and Canadian Rental and Cleaning reporting segment purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the United States and Canada. The operations of the US and Canadian Rental and Cleaning reporting segment are referred to by us as our 'industrial laundry operations' and we refer to the locations related to this reporting segment as our 'industrial laundries'.

The MFG operating segment designs and manufactures uniforms and non-garment items primarily for the purpose of providing these goods to the US and Canadian Rental and Cleaning reporting segment. The amounts reflected as revenues of MFG are generated when goods are shipped from our manufacturing facilities, or subcontract manufacturers, to our other locations. These revenues are recorded at a transfer price which is typically in excess of the actual manufacturing cost. Products are carried in inventory and subsequently placed in service and amortized at this transfer price. On a consolidated basis, intercompany MFG revenues and MFG income are eliminated and the carrying value of inventories and rental merchandise in service is reduced to the manufacturing cost. Income before income taxes from MFG, net of the intercompany MFG elimination, offsets the merchandise amortization costs incurred by the US and Canadian Rental and Cleaning reporting segment as the merchandise costs of this reporting segment are amortized and recognized based on inventories purchased from MFG at the transfer price which is above our manufacturing cost.

The Corporate operating segment consists of costs associated with our distribution center, sales and marketing, information systems, engineering, materials management, manufacturing planning, finance, budgeting, human resources, other general and administrative costs and interest expense. The revenues generated from the Corporate operating segment represent certain direct sales made directly from our distribution center. The products sold by this operating segment are the same products rented and sold by the US and Canadian Rental and Cleaning reporting segment. In the segment disclosures in Note 15, "Segment Reporting", of our Consolidated Financial Statements, no assets or capital expenditures are presented for the Corporate operating segment as no assets are allocated to this operating segment in the information reviewed by our chief executive officer. However, depreciation and amortization expense related to certain assets are reflected in income from operations and income before income taxes for the Corporate operating segment. The assets that give rise to this depreciation and amortization are included in the total assets of the US and Canadian Rental and Cleaning reporting segment as this is how they are tracked and reviewed by us.

We refer to our US and Canadian Rental and Cleaning, MFG, and Corporate segments combined as our "Core Laundry Operations".

The Specialty Garments operating segment purchases, rents, cleans, delivers and sells, specialty garments and non-garment items primarily for nuclear and cleanroom applications and provides cleanroom cleaning services at limited customer locations. The First Aid operating segment sells first aid cabinet services and other safety supplies as well as maintains wholesale distribution and pill packaging operations.

Approximately 90% of our revenues in fiscal 2013 were derived from US and Canadian Rental and Cleaning, and Corporate. A key driver of this business is the number of workers employed by our customers. Our revenues are directly impacted by fluctuations in these employment levels. Revenues from Specialty Garments, which accounted for 7% of our 2013 revenues, increase during outages and refueling by nuclear power plants, as garment usage increases at these times. First Aid represented 3% of our total revenue in fiscal 2013.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies reflect our more significant judgments and estimates used in the preparation of our Consolidated Financial Statements.

Use of Estimates

We prepare our financial statements in conformity with US GAAP, which requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates are based on historical information, current trends, and information available from other sources. The actual results could differ from our estimates.

Foreign Currency Translation

The functional currency of our foreign operations is the local country's currency. Transaction gains and losses, including gains and losses on our intercompany transactions, are included in other expense (income), in the accompanying Consolidated Statements of Income. Assets and liabilities of operations outside the United States are translated into U.S. dollars using period-end exchange rates. Revenues and expenses are translated at the average exchange rates in effect during each month of the fiscal year. The effects of foreign currency translation adjustments are included in shareholders' equity as a component of accumulated other comprehensive income in the accompanying Consolidated Balance Sheets.

Revenue Recognition and Allowance for Doubtful Accounts

We recognize revenue from rental operations in the period in which the services are provided. Direct sale revenue is recognized in the period in which the services are performed or when the product is shipped. Our judgment and estimates are used in determining the collectability of accounts receivable and evaluating the adequacy of the allowance for doubtful accounts. We consider specific accounts receivable and historical bad debt experience, customer credit worthiness, current economic trends and the age of outstanding balances as part of our evaluation. Changes in our estimates are reflected in the period they become known. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Material changes in our estimates may result in significant differences in the amount and timing of bad debt expense recognition for any given period. Our revenues do not include taxes we collect from our customers and remit to governmental authorities.

Inventories and Rental Merchandise in Service

Our inventories are stated at the lower of cost or market value, net of any reserve for excess and obsolete inventory. Judgments and estimates are used in determining the likelihood that new goods on hand can be sold to our customers or used in our rental operations. Historical inventory usage and current revenue trends are considered in estimating both excess and obsolete inventories. If actual product demand and market conditions are less favorable than the amount we projected, additional inventory write-downs may be required. We use the first-in, first-out ("FIFO") method to value our inventories, which primarily consist of finished goods.

Rental merchandise in service is being amortized on a straight-line basis over the estimated service lives of the merchandise, which range from 6 to 36 months. In establishing estimated lives for merchandise in service, our management considers historical experience and the intended use of the merchandise. Material differences may result in the amount and timing of operating profit for any period if we make significant changes to our estimates.

Goodwill, Intangibles and Other Long-Lived Assets

In accordance with US GAAP, we do not amortize goodwill. Instead, current accounting guidance requires that companies test goodwill for impairment on an annual basis. In addition, US GAAP requires that companies test goodwill if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit to which goodwill is assigned below its carrying amount. Our evaluation considers changes in the operating environment, competitive information, market trends, operating performance and cash flow modeling.

We complete our annual impairment test in the fourth quarter of each fiscal year and there have been no impairments of goodwill or other intangible assets in fiscal 2013, 2012 or 2011.

We cannot predict future economic conditions and their impact on the Company or the future market value of our stock. A decline in our market capitalization and/or deterioration in general economic conditions could negatively and materially impact our assumptions and assessment of the fair value of our business. If general economic conditions or our financial performance deteriorate, we may be required to record a goodwill impairment charge in the future which could have a material impact on our financial condition and results of operations.

Property, plant and equipment, and definite-lived intangible assets are depreciated or amortized over their useful lives. Useful lives are based on our estimates of the period that the assets will generate economic benefits. Long-lived assets are evaluated for impairment whenever events or circumstances indicate an asset may be impaired. There were no material impairments of property, plant and equipment, or definite-lived intangible assets in fiscal 2013, 2012 or 2011.

Insurance

We self-insure for certain obligations related to health, workers' compensation, vehicles and general liability programs. We also purchase stop-loss insurance policies to protect ourselves from catastrophic losses. Judgments and estimates are used in determining the potential value associated with reported claims and for events that have occurred, but have not been reported. Our estimates consider historical claim experience and other factors. Our liabilities are based on our estimates, and, while we believe that our accruals are adequate, the ultimate liability may be significantly different from the amounts recorded. Changes in our claim experience, our ability to settle claims or other estimates and judgments we use could have a material impact on the amount and timing of expense for any given period.

Environmental and Other Contingencies

We are subject to legal proceedings and claims arising from the conduct of our business operations, including environmental matters, personal injury, customer contract matters and employment claims. Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. We regularly consult with our attorneys and outside consultants, in our consideration of the relevant facts and circumstances, before recording a contingent liability. We record accruals for environmental and other contingencies based on enacted laws, regulatory orders or decrees, our estimates of costs, insurance proceeds, participation by other parties, the timing of payments, and the input of our attorneys and outside consultants.

The estimated liability for environmental contingencies has been discounted as of August 31, 2013 using risk-free interest rates ranging from 2.8% to 3.7% over periods ranging from ten to thirty years. The estimated current costs, net of legal settlements with insurance carriers, have been adjusted for the estimated impact of inflation at 3% per year. Changes in enacted laws, regulatory orders or decrees, our estimates of costs, risk-free interest rates, insurance proceeds, participation by other parties, the timing of payments and the input of our attorneys and outside consultants based on changing legal or factual circumstances could have a material impact on the amounts recorded for our environmental and other contingent liabilities. Refer to Note 11, "Commitments and Contingencies", of our Consolidated Financial Statements for additional discussion and analysis.

Asset Retirement Obligations

Under US GAAP, asset retirement obligations generally apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Current accounting guidance requires that we recognize asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

We have recognized as a liability the present value of the estimated future costs to decommission our nuclear laundry facilities in accordance with US GAAP. We depreciate, on a straight-line basis, the amount added to property, plant and equipment and recognize accretion expense in connection with the discounted liability over the various remaining lives which range from approximately eight to thirty-one years.

Our estimated liability has been based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the underlying assets, external vendor estimates as to the cost to decommission these assets in the future, and federal and state regulatory requirements. The estimated current costs have been adjusted for the estimated impact of inflation at 3% per year. The liability has been discounted using credit-adjusted risk-free rates that range from approximately 7.0% to 7.5%. Revisions to the liability could occur due to changes in the estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. Changes due to revisions in our estimates will be recognized by adjusting the carrying amount of the liability and the related long-lived asset if the assets are still in service, or charged to expense in the period if the assets are no longer in service.

Derivative Financial Instruments

US GAAP requires that all our derivative instruments be recorded as other assets or other liabilities at fair value. All subsequent changes in a derivative's fair value are recognized in income, unless specific hedge accounting criteria are met. Cash flows associated with derivatives are classified in the same category as the cash flows hedged in our Consolidated Statements of Cash Flows.

Derivative instruments that qualify for hedge accounting are classified as a hedge of the variability of cash flows to be paid related to a recognized liability or a forecasted transaction. Changes in the fair value of a derivative that is highly effective and designated as a cash flow hedge are recognized in accumulated other comprehensive income (loss) until expense from the cash flows of the hedged items are recognized. We perform an assessment at the inception of the hedge and on a quarterly basis thereafter, to determine whether our derivatives are highly effective in offsetting changes in the value of the hedged items. Any changes in the fair value resulting from hedge ineffectiveness, is immediately recognized as income or expense.

Our hedging activities are transacted only with highly rated institutions, which reduces our exposure to credit risk in the event of nonperformance. As of August 31, 2013 and August 25, 2012, we had no outstanding derivative instruments.

Supplemental Executive Retirement Plan and other Pension Plans

We recognize pension expense on an accrual basis over our employees' estimated service periods. Pension expense is generally independent of funding decisions or requirements.

The calculation of pension expense and the corresponding liability requires us to use of a number of critical assumptions, including the expected long-term rates of return on plan assets, the assumed discount rate, the assumed rate of compensation increases and life expectancy of participants. Changes in our assumptions can result in different expense and liability amounts, and future actual expense can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension plans will impact our future pension expense and liabilities. We cannot predict with certainty what these factors will be in the future.

Income Taxes

We compute income tax expense by jurisdiction based on our operations in each jurisdiction. Deferred income taxes are provided for temporary differences between the amounts recognized for income tax and financial reporting purposes at currently enacted tax rates.

We are periodically reviewed by U.S. domestic and foreign tax authorities regarding the amount of taxes due. These reviews typically include inquiries regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating our exposure associated with various filing positions, we have recorded estimated reserves. Refer to Note 4, "Income Taxes", of our Consolidated Financial Statements for further discussion regarding our accounting for income taxes and uncertain tax positions for financial accounting purposes.

We have undistributed earnings from our foreign subsidiaries of approximately $101 million, $90 million and $78 million as of August 31, 2013, August 25, 2012 and August 27, 2011, respectively. We consider these undistributed earnings as indefinitely reinvested and therefore have not provided for U.S. income taxes or foreign withholding taxes. If these earnings were ultimately distributed to the U.S. in the form of dividends or otherwise, or if the shares of our international subsidiaries were sold or transferred, we would likely be subject to additional U.S. income taxes, net of the impact of any available foreign tax credits as well as foreign withholding taxes. It is not practicable to estimate the amount of unrecognized deferred U.S. taxes on these undistributed earnings.

Results of Operations

The following table presents, as a percent of total revenue, certain selected financial data for our three fiscal years ended August 31, 2013, August 25, 2012 and August 27, 2011.

(In thousands, except for percentages)	FY 2013	% of Revenues	FY 2012	% of Revenues	FY 2011	% of Revenues	% Change FY 2013 vs. FY 2012	% Change FY 2012 vs. FY 2011
Revenues	$ 1,355,515	100.0%	$ 1,256,289	100.0%	$ 1,134,126	100.0%	7.9 %	10.8%
Costs and expenses:								
Cost of revenue (1)	836,174	61.7	797,944	63.5	712,309	62.8	4.8	12.0
Selling and administrative expenses (1)	263,531	19.4	240,798	19.2	233,111	20.6	9.4	3.3
Depreciation and amortization	69,607	5.1	66,439	5.3	64,733	5.7	4.8	2.6
	1,169,312	86.3	1,105,181	88.0	1,010,153	89.1	5.8	9.4
Income from operations	186,203	13.7	151,108	12.0	123,973	10.9	23.2	21.9
Other (income) expense	(1,406)	-0.1	374	0.0	3,401	0.3	-475.9	-89.0
Income before income taxes	187,609	13.8	150,734	12.0	120,572	10.6	24.5	25.0
Provision for income taxes	70,924	5.2	55,745	4.4	44,086	3.9	27.2	26.4
Net income	$ 116,685	8.6%	$ 94,989	7.6%	$ 76,486	6.7%	22.8 %	24.2%

(1) Exclusive of depreciation on our property, plant and equipment and amortization of our intangible assets.

Revenues and income (loss) from operations by reporting segment for the three fiscal years ended August 31, 2013, August 25, 2012, and August 27, 2011 are presented in the following table. Refer to Note 15, "Segment Reporting", of our Consolidated Financial Statements for discussion of our reporting segments.

	Fiscal year ended August		
(In thousands)	**2013**	**2012**	**2011**
Segment Information			
Revenues			
US and Canadian Rental and Cleaning	$ 1,200,286	$ 1,099,421	$ 986,028
MFG	170,867	160,421	160,042
Net intercompany MFG elimination	(170,867)	(160,421)	(160,042)
Corporate	14,079	12,902	10,929
Subtotal: Core Laundry Operations	1,214,365	1,112,323	996,957
Specialty Garments	96,688	102,758	103,322
First Aid	44,462	41,208	33,847
Total consolidated revenues	$ 1,355,515	$ 1,256,289	$ 1,134,126
Income (loss) from operations			
US and Canadian Rental and Cleaning	$ 200,852	$ 164,793	144,431
MFG	61,896	50,036	48,839
Net intercompany MFG elimination	(9,729)	(5,168)	(8,807)
Corporate	(82,357)	(76,376)	(78,738)
Subtotal: Core Laundry Operations	170,662	133,285	105,725
Specialty Garments	10,539	13,460	15,292
First Aid	5,002	4,363	2,956
Total income from operations	$ 186,203	$ 151,108	$ 123,973

General

We derive our revenues through the design, manufacture, personalization, rental, cleaning, delivering, and selling of a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks and aprons and specialized protective wear, such as flame resistant and high visibility garments. We also rent industrial wiping products, floor mats, facility service products, other non-garment items, and provide first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies. We have five reporting segments, US and Canadian Rental and Cleaning, Manufacturing ("MFG"), Corporate, Specialty Garments Rental and Cleaning ("Specialty Garments"), and First Aid. We refer to the US and Canadian Rental and Cleaning, MFG, and Corporate reporting segments combined as our "Core Laundry Operations."

Cost of revenues include merchandise costs related to the amortization of rental merchandise in service and direct sales as well as labor and other production, service and delivery costs, and distribution costs associated with operating our Core Laundry Operations, Specialty Garments facilities, and First Aid locations. Selling and administrative costs include costs related to our sales and marketing functions as well as general and administrative costs associated with our corporate offices and operating locations including information systems, engineering, materials management, manufacturing planning, finance, budgeting, and human resources.

The price of fuel and energy needed to run our vehicles and equipment is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns, limits on refining capacities, natural disasters and environmental concerns. Increases in fuel costs could impact our financial results.

The current worldwide economic uncertainty may negatively impact our revenues and operating performance in fiscal 2014 and beyond due to the impact on spending plans and employment levels of our customers and sales prospects. Throughout fiscal 2013, U.S. and Canadian unemployment rates remained high, which had a negative effect on wearer levels and, as a result, on our business.

Fiscal Year Ended August 31, 2013 Compared with Fiscal Year Ended August 25, 2012

Revenues

	August 31, 2013	August 25, 2012	Dollar Change	Percent Change
	(In thousands, except percentages)			
Core Laundry Operations	$ 1,214,365	$ 1,112,323	$ 102,042	9.2%
Specialty Garments	96,688	102,758	(6,070)	-5.9
First Aid	44,462	41,208	3,254	7.9
Total consolidated revenues	$ 1,355,515	$ 1,256,289	$ 99,226	7.9 %

In fiscal 2013, our consolidated revenues increased by $99.2 million from the comparable period in 2012, or 7.9%. Fiscal 2013 had 53 weeks of operations compared to 52 weeks in fiscal 2012. The extra week in fiscal 2013 accounted for revenue growth of 2.0% compared to fiscal 2012. Our year-over-year increase in consolidated revenues was primarily driven by a $102.0 million increase in our Core Laundry Operations. Core laundry revenues increased to $1.214 billion in fiscal 2013 from $1.112 billion in fiscal 2012, or 9.2%. This increase was primarily attributable to positive organic growth of 6.9%. Organic growth is comprised of new sales, additions to our existing customer base and price increases, offset by lost accounts and reductions to our existing customer base. Organic growth in fiscal 2013 benefited from new account sales as well as certain annual price adjustments. Our revenues in fiscal 2013 also benefitted from higher collections of merchandise recovery charges compared to fiscal 2012. Strong growth in our flame resistant product line also contributed to our top line gains in fiscal 2013. Partially offsetting these positive factors, wearer levels at our existing accounts were lower in fiscal 2013 than in fiscal 2012, which reflects the impact of continued high unemployment. The positive organic growth in our Core Laundry Operations was accompanied by positive acquisition-related growth of 0.3% as well as the impact of the extra week of operations which accounted for approximately 2.0% of core laundry revenue growth.

Specialty Garments' revenue decreased from $102.8 million in fiscal 2012 to $96.7 million in fiscal 2013, or 5.9%. The decrease was primarily the result of the completion of two large power reactor rebuild projects in the fourth quarter of fiscal 2012, partially offset by the impact of an extra week of operations. First Aid revenues increased 7.9%, from $41.2 million in fiscal 2012 to $44.5 million in fiscal 2013. This increase was the result of improved performance from each of the segment's operations (i.e., wholesale distribution, pill packaging, and van-based operations) as well as the impact of the extra week of operations.

Cost of revenues

Cost of revenues decreased from 63.5% of revenues, or $797.9 million, in fiscal 2012 to 61.7% of revenues, or $836.2 million, in fiscal 2013. This decrease was primarily due to lower merchandise, energy and payroll costs as a percentage of revenues in our Core Laundry Operations, primarily due to the revenue growth this segment experienced. In addition, the Company benefited from lower bad debt expense in fiscal 2013 as compared to fiscal 2012. These lower costs as a percentage of revenues were partially offset by an increase in the cost of revenues for the Specialty Garments segment as a percentage of revenues due to the revenue contraction that segment experienced during fiscal 2013.

Selling and administrative expense

Our selling and administrative expenses increased to 19.4% of revenues, or $263.5 million, in fiscal 2013 from 19.2% of revenues, or $240.8 million, in fiscal 2012. This increase was primarily due to a settlement we entered into during fiscal 2012 related to environmental litigation. As a result of the settlement, we recognized a gain in the third quarter of fiscal 2012 of approximately $6.7 million. Excluding the effect of this settlement, selling and administrative costs would have decreased from 19.7% of revenues in fiscal 2012 to 19.4% of revenues in fiscal 2013. This decrease was primarily due to lower selling and administrative payroll costs as a percentage of revenues. In addition, the comparisons of fiscal 2013 to fiscal 2012 benefited from certain costs we incurred in fiscal 2012 associated with our company-wide initiative to update our customer relationship management system.

Depreciation and amortization

Our depreciation and amortization expense was $69.6 million, or 5.1% of revenues, in fiscal 2013 compared to $66.4 million, or 5.3% of revenues, in fiscal 2012. Depreciation and amortization expense increased due to capital expenditure and acquisition activity but decreased as a percentage of revenues due to the revenue growth we experienced in fiscal 2013.

Income from operations

For the year ended August 31, 2013, the changes in revenues in our Core Laundry Operations, Specialty Garments and First Aid segments, as well as the changes in our costs discussed above, resulted in the following changes in our income from operations:

	August 31, 2013	August 25, 2012	Dollar Change	Percent Change
	(In thousands, except percentages)			
Core Laundry Operations	$ 170,662	$ 133,285	$ 37,377	28.0%
Specialty Garments	10,539	13,460	(2,921)	-21.7
First Aid	5,002	4,363	639	14.6
Total consolidated income from operations	$ 186,203	$ 151,108	$ 35,095	23.2 %
Percentage of total revenues	13.7%	12.0%		

Other (income) expense

Other (income) expense, which includes interest expense, interest income and foreign currency exchange loss (gain), was income of $1.4 million for fiscal 2013 as compared an expense of $0.4 million for fiscal 2012. The change was primarily due to higher net interest income in fiscal 2013 of $1.6 million compared to net interest income of $0.6 million in fiscal 2012. The increase in income was the result of a decrease in the interest rates affecting our variable rate debt as well as higher cash balances earning interest income. In addition, we experienced a foreign currency exchange rate loss of $0.1 million in fiscal 2013 compared to a foreign currency exchange rate loss of $1.0 million in fiscal 2012.

Provision for income taxes

Our effective tax rate was 37.8% for fiscal 2013 compared to 37.0% for fiscal 2012. Our tax rate in fiscal 2013 was higher than fiscal 2012 primarily due to the reversal in fiscal 2012 of certain tax contingency reserves as well as $0.4 million of tax expense that we recognized in fiscal 2013 related to non-deductible compensation.

Fiscal Year Ended August 25, 2012 Compared with Fiscal Year Ended August 27, 2011

Revenues

	August 25, 2012	August 27, 2011	Dollar Change	Percent Change
	(In thousands, except percentages)			
Core Laundry Operations	$ 1,112,323	$ 996,957	$ 115,366	11.6%
Specialty Garments	102,758	103,322	(564)	-0.5
First Aid	41,208	33,847	7,361	21.7
Total consolidated revenues	$ 1,256,289	$ 1,134,126	$ 122,163	10.8 %

In fiscal 2012, our consolidated revenues increased by $122.2 million from the comparable period in 2011, or 10.8%. This increase was primarily driven by a $115.4 million increase in our Core Laundry Operations. Core laundry revenues increased to $1.112 billion in fiscal 2012 from $997.0 million in fiscal 2011, or 11.6%. This increase was primarily attributable to positive organic growth of 10.8%. Organic growth is comprised of new sales, additions to our existing customer base and price increases, offset by lost accounts and reductions to our existing customer base. Organic growth in fiscal 2012 was impacted by strong new accounts sales as well as an improved overall pricing environment. Strong growth in our flame resistant and high visibility product lines also contributed to our top line gains. Wearer levels at our existing accounts for the year were effectively flat, which reflects the impact of continued high unemployment. The positive organic growth in our Core Laundry Operations was accompanied by positive acquisition-related growth of 1.0% and was partially offset by the effect of an unfavorable fluctuation in the Canadian foreign exchange rate, which accounted for a 0.2% decrease in revenue during fiscal year 2012.

Specialty Garments' revenue decreased from $103.3 million in fiscal 2011 to $102.8 million in fiscal 2012, or 0.5%. The decrease was primarily the result of the completion of two large power reactor rebuild projects. First Aid revenues increased 21.7%, from $33.8 million in fiscal 2011 to $41.2 million in fiscal 2012. This increase was the result of improved performance from each of the segment's operations: the wholesale distribution, pill packaging, and van-based operations.

Cost of revenues

Cost of revenues increased from 62.8% of revenues, or $712.3 million, in fiscal 2011 to 63.5% of revenues, or $797.9 million, in fiscal 2012. This increase was primarily the result of higher merchandise costs. Partially offsetting these higher merchandise costs were lower energy costs. In addition, due to the strong revenue growth, the Company benefited from lower payroll, payroll-related and other production costs as a percentage of revenues.

Selling and administrative expense

Our selling and administrative expenses decreased to 19.2% of revenues, or $240.8 million, in fiscal 2012 from 20.6% of revenues, or $233.1 million, in fiscal 2011. This decrease was due principally to lower payroll and payroll-related costs as a percent of revenues, primarily due to the strong revenue growth we experienced in fiscal 2012. Fiscal 2012 results also benefited from a settlement we entered into during our third fiscal quarter of 2012 related to environmental litigation that resulted in us recognizing a pre-tax gain of approximately $6.7 million.

Depreciation and amortization

Our depreciation and amortization expense was $66.4 million, or 5.3% of revenues, in fiscal 2012 compared to $64.7 million, or 5.7% of revenues in fiscal 2011. Depreciation and amortization expense increased due to capital expenditure and acquisition activity but decreased as a percentage of revenues due to the strong revenue growth we experienced in fiscal 2012.

Income from operations

For the year ended August 25, 2012, the changes in revenues in our Core Laundry Operations, Specialty Garments and First Aid segments, as well as the changes in our costs discussed above, resulted in the following changes in our income from operations:

	August 25, 2012	August 27, 2011	Dollar Change	Percent Change
	(In thousands, except percentages)			
Core Laundry Operations	$ 133,285	$ 105,725	$ 27,560	26.1%
Specialty Garments	13,460	15,292	(1,832)	-12.0
First Aid	4,363	2,956	1,407	47.6
Total consolidated income from operations	$ 151,108	$ 123,973	$ 27,135	21.9 %
Percentage of total revenues	12.0%	10.9%		

Other expense (income)

Other expense (income), which includes interest expense, interest income and foreign currency exchange loss (gain), decreased by $3.0 million to $0.4 million in fiscal 2012 compared to $3.4 million in fiscal 2011. In fiscal 2012, we had net interest income of $0.6 million compared to net interest expense of $4.2 million in fiscal 2011 primarily due to our repayment of $75.0 million in fixed-rate notes in June 2011 as well as the effect of an interest rate swap that matured in March 2011. This benefit was offset by foreign exchange losses of $1.0 million in fiscal 2012 compared to foreign exchange gains of $0.8 million in fiscal 2011.

Provision for income taxes

Our effective tax rate was 37.0% for fiscal 2012 compared to 36.6% for fiscal 2011. This increase was primarily due to the fact that the 2011 rate benefited from the reversal of tax contingency reserves related to the resolution of certain state tax audits.

Liquidity and Capital Resources

General

For the fiscal year ended August 31, 2013, we had a net increase in cash and cash equivalents of $77.4 million. As of August 31, 2013, we had cash and cash equivalents of $197.5 million and working capital of $302.5 million. We believe that current cash and cash equivalent balances, cash generated from operations and amounts available under our Credit Agreement (defined below) will be sufficient to meet our currently anticipated working capital and capital expenditure requirements for at least the next 12 months. For fiscal 2014, we anticipate that that our capital expenditure investment will be between $90 million and $100 million which will be impacted by our continued investment in our project to update our customer relationship management system

Sources and uses of cash

During the fiscal year ended August 31, 2013, we generated cash from operating activities of $211.6 million resulting primarily from net income of $116.7 million, net of non-cash amounts for depreciation, amortization and accretion of $71.1 million and share based compensation of $6.3 million. We also generated cash as a result of a decrease in inventories of $1.1 million, a decrease in rental merchandise in service of $7.1 million and an increase in accounts payable and accrued liabilities of $11.6 million in fiscal 2013 as compared to fiscal 2012. In addition, the Company's cash position also benefited from a change in tax regulations impacting the timing of deductions allowable for certain merchandise in service. These inflows were partially offset by an increase in receivables of $6.7 million, an increase in prepaid expenses of $0.9 million and a decrease in accrued income taxes of $15.4 million in fiscal 2013 as compared to fiscal 2012. We used cash during fiscal 2013 to invest $103.5 million in capital expenditures, of which $20.8 million related to our ongoing project to update our customer relationship management system, as well as fund the acquisition of businesses in the amount of approximately $30.7 million. In addition, we remitted $3.3 million in taxes in fiscal 2013 which were withheld in the form of Common Stock and related to the vesting of equity awards.

As of August 31, 2013, we have accumulated $61.4 million in cash outside the United States that is expected to be invested indefinitely outside the United States. If these funds were distributed to the U.S. in the form of dividends, the Company would be subject to additional U.S. income taxes.

Long-term debt and borrowing capacity

On May 5, 2011, we entered into a $250.0 million unsecured revolving credit agreement (the "Credit Agreement") with a syndicate of banks, which matures on May 4, 2016. Under the Credit Agreement, we are able to borrow funds at variable interest rates based on, at our election, the Eurodollar rate or a base rate, plus in each case a spread based on our consolidated funded debt ratio. Availability of credit requires compliance with certain financial and other covenants, including a maximum consolidated funded debt ratio and minimum consolidated interest coverage ratio as defined in the Credit Agreement. We test our compliance with these financial covenants on a fiscal quarterly basis. At August 31, 2013, the interest rates applicable to our borrowings under the Credit Agreement would be calculated as LIBOR plus 100 basis points at the time of the respective borrowing. As of August 31, 2013, we had no outstanding borrowings, letters of credit amounting to $47.1 million and $202.9 million available for borrowing under the Credit Agreement.

Prior to May 5, 2011, we had a $225.0 million unsecured revolving credit agreement (the "Prior Credit Agreement") with a syndicate of banks, which was scheduled to mature on September 13, 2011. In connection with our entry into the Credit Agreement, we terminated the Prior Credit Agreement.

On June 14, 2004, we issued $75.0 million of fixed rate notes ("Fixed Rate Notes") pursuant to a Note Purchase Agreement with a seven year term and bearing interest at 5.27%. The Fixed Rate Notes matured on June 14, 2011 and were repaid with approximately $45.0 million from our cash reserves and $30.0 million of borrowing under our Credit Agreement.

On September 14, 2006, we issued $100.0 million of floating rates notes ("Floating Rate Notes") pursuant to a Note Purchase Agreement ("2006 Note Agreement"), which bore interest at LIBOR plus 50 basis points. On September 14, 2013, the Floating Rate Notes matured and were repaid with $100.0 million from our cash reserves.

As of August 31, 2013, we were in compliance with all covenants under the Credit Agreement and the 2006 Note Agreement.

In January 2008, we entered into an interest rate swap agreement to manage our exposure to interest rate movements and the related effect on our variable rate debt. The swap agreement, with a notional amount of $100.0 million, matured on March 14, 2011. We paid a fixed rate of 3.51% and received a variable rate tied to the three month LIBOR rate. We accounted for this instrument as a cash flow hedge in accordance with US GAAP and, as a result, recorded all changes in the fair value of the swap agreement in accumulated other comprehensive income, a component of shareholders' equity.

Environmental and Legal Contingencies

We are subject to various federal, state and local laws and regulations governing, among other things, air emissions, wastewater discharges, and the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries currently use and must dispose of detergent waste water and other residues, and, in the past, used perchloroethylene and other dry cleaning solvents. We are attentive to the environmental concerns surrounding the disposal of these materials and have, through the years, taken measures to avoid their improper disposal. Over the years, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials and there can be no assurance that we will not have to expend material amounts to remediate the consequences of any such disposal in the future.

US GAAP requires that a liability for contingencies be recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. We regularly consult with attorneys and outside consultants in our consideration of the relevant facts and circumstances before recording a contingent liability. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, insurance proceeds, participation by other parties, the timing of payments and the input of outside consultants and attorneys based on changing legal or factual circumstances could have a material impact on the amounts recorded for environmental and other contingent liabilities.

Under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on, or in, or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. There can be no assurances that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon our Company under such laws or expose our Company to third party actions such as tort suits. We continue to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in or related to Woburn, Massachusetts, Somerville, Massachusetts, Springfield, Massachusetts, Uvalde, Texas, Stockton, California, three sites related to former operations in Williamstown, Vermont, as well as sites located in Goldsboro, North Carolina, Wilmington, North Carolina and Landover, Maryland.

We have accrued certain costs related to the sites described above as it has been determined that the costs are probable and can be reasonably estimated. We continue to implement mitigation measures and to monitor environmental conditions at the Somerville, Massachusetts site. We also have potential exposure related to an additional parcel of land (the "Central Area") related to the Woburn, Massachusetts site discussed above. Currently, the consent decree for the Woburn site does not define or require any remediation work in the Central Area. The United States Environmental Protection Agency (the "EPA") has provided us and other signatories to the consent decree with comments on the design and implementation of groundwater and soil remedies at the Woburn site and investigation of environmental conditions in the Central Area. We, and other signatories, have implemented and proposed to do additional work at the Woburn site but many of the EPA's comments remain to be resolved. We have accrued costs to perform certain work responsive to EPA's comments. In addition, we have received notices of violations from Region 1 of the EPA under the Clean Air Act regarding our failure to obtain certain permits allegedly necessary with respect to the laundering of soiled towels at seven New England facilities, and we are addressing these matters. We believe that it is probable that Region 1 of the EPA may seek to impose penalties against us in connection with these seven New England facilities, but we are unable to reasonably estimate the amount of the penalties that may be sought.

We routinely review and evaluate sites that may require remediation and monitoring and determine our estimated costs based on various estimates and assumptions. These estimates are developed using our internal sources or by third-party environmental engineers or other service providers. Internally developed estimates are based on:

- Management's judgment and experience in remediating and monitoring our sites;
- Information available from regulatory agencies as to costs of remediation and monitoring;
- The number, financial resources and relative degree of responsibility of other potentially responsible parties (PRPs) who may be liable for remediation and monitoring of a specific site; and
- The typical allocation of costs among PRPs.

There is usually a range of reasonable estimates of the costs associated with each site. Our accruals represent the amount within the range that constitutes our best estimate. When we believe that both the amount of a particular liability and the timing of the payments are reliably determinable, we adjust the cost in current dollars using a rate of 3% for inflation until the time of expected payment and discount the cost to present value using current risk-free interest rates. As of August 31, 2013, the risk-free interest rates we utilized ranged from 2.8% to 3.7%.

For environmental liabilities that have been discounted, we include interest accretion, based on the effective interest method, in selling and administrative expenses on the Consolidated Statements of Income. The changes to the amounts of our environmental liabilities for the years ended August 31, 2013 and August 25, 2012 are as follows (in thousands):

Year ended	August 31, 2013	August 25, 2012
Beginning balance	$ 20,020	$ 18,368
Costs incurred for which reserves have been provided	(1,862)	(1,277)
Insurance proceeds received	282	209
Interest accretion	542	631
Changes in discount rates	(1,585)	1,346
Revisions in estimates	2,283	743
Ending balance	$ 19,680	$ 20,020

Anticipated payments and insurance proceeds of currently identified environmental remediation liabilities as of August 31, 2013 for the next five fiscal years and thereafter, as measured in current dollars, are reflected below (in thousands).

Fiscal year ended August	2014	2015	2016	2017	2018	Thereafter	Total
Estimated costs – current dollars	$ 5,317	$ 2,620	$ 1,887	$ 865	$ 797	$ 12,421	$ 23,907
Estimated insurance proceeds	(159)	(173)	(159)	(173)	(159)	(1,593)	(2,416)
Net anticipated costs	$ 5,158	$ 2,447	$ 1,728	$ 692	$ 638	$ 10,828	$ 21,491
Effect of inflation							7,055
Effect of discounting							(8,866)
Balance as of August 31, 2013							$ 19,680

Estimated insurance proceeds are primarily received from an annuity received as part of our legal settlement with an insurance company. Annual proceeds of approximately $0.3 million are deposited into an escrow account which funds remediation and monitoring costs for three sites related to our former operations in Williamstown, Vermont. Annual proceeds received but not expended in the current year accumulate in this account and may be used in future years for costs related to this site through the year 2027. As of August 31, 2013, the balance in this escrow account, which is held in a trust and is not recorded in our Consolidated Balance Sheet, was approximately $3.3 million. Also included in estimated insurance proceeds are amounts we are entitled to receive pursuant to legal settlements as reimbursements from three insurance companies for estimated costs at the site in Uvalde, Texas.

Our nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission ("NRC"), or, in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. There can be no assurance that such regulation will not lead to material disruptions in our garment decontamination business.

From time to time, we are also subject to legal proceedings and claims arising from the conduct of our business operations, including litigation related to charges for certain ancillary services on invoices, personal injury claims, customer contract matters, employment claims and environmental matters as described above.

While it is impossible for us to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits and environmental contingencies, we believe that the aggregate amount of such liabilities, if any, in excess of amounts covered by insurance have been properly accrued in accordance with accounting principles generally accepted in the United States. It is possible, however, that the future financial position and/or results of operations for any particular future period could be materially affected by changes in our assumptions or strategies related to these contingencies or changes out of our control.

In addition, on December 31, 2012, we received a letter from counsel for New England Compounding Center ("NECC") demanding, among other things, that we indemnify NECC regarding claims made against NECC, including those related to NECC's highly-publicized compounding and sale of tainted methylprednisolone acetate. This demand relates to the limited, once-a-month cleaning services we provided to portions of NECC's cleanroom facilities. Based on our preliminary review of this matter, we believe that NECC's claims are without merit. We have notified our insurers of claims associated with this matter and preliminary discussions concerning coverage are ongoing. In June 2013, we received a subpoena from the Plaintiffs' Steering Committee (PSC) appointed in conjunction with the NECC multi-district litigation proceeding seeking information relating to the NECC matter. During August 2013, we responded to the PSC regarding the subpoena. On September 20, 2013, we entered into a tolling agreement with the PSC which, among other things, tolled defenses based on statutes of limitations with respect to certain claimants. To date, a significant number of lawsuits have been brought against NECC and other defendants from persons who were allegedly harmed as a result of NECC's compounds. Through the date of this filing, these lawsuits have not named us as a defendant. Based partially on communication with the PSC, we believe that over the course of the next year we may face a number of lawsuits related to this matter. While we are unable to ascertain the ultimate outcome of this matter, based on the information currently available, we believe that a loss with respect to this matter is neither probable nor remote, and we are unable to reasonably assess an estimate or range of estimates of any potential losses. If we are found to be liable with respect to claims brought against us relating to NECC that are not covered by our insurance, we may incur liabilities that are material to our financial condition and operating results.

Acquisitions

As part of our business, we regularly evaluate opportunities to acquire other garment service companies. In recent years, we have typically paid for acquisitions with cash and may continue to do so in the future. To pay for an acquisition, we may use cash on hand, cash generated from operations or borrowings under our Credit Agreement, or we may pursue other forms of debt financing. Our ability to secure short-term and long-term debt financing in the future will depend on several factors, including our future profitability, our levels of debt and equity, and the overall credit and equity market environments.

Contractual Obligations and Other Commercial Commitments

The following information is presented as of August 31, 2013 (in thousands).

	Payments Due by Fiscal Period				
Contractual Obligations	**Total**	**Less than 1 year**	**1 - 3 years**	**3 - 5 years**	**More than 5 years**
Floating Rate Notes (1)	$ 100,000	$ 100,000	$ —	$ —	$ —
Other debt	11,408	11,253	—	—	155
Total debt	111,408	111,253	—	—	155
Retirement plan benefit payments	26,064	1,407	2,473	2,715	19,469
Operating leases	26,227	6,613	11,184	5,698	2,732
Total contractual cash obligations	$ 163,699	$ 119,273	$ 13,657	$ 8,413	$ 22,356

(1) In September 2013, we repaid all of the outstanding Floating Rate Notes utilizing cash on hand.

We have uncertain tax positions that are reserved totaling $0.9 million as of August 31, 2013 that are excluded from the above table as we cannot make a reasonably reliable estimate of the period of cash settlement with the respective taxing authority.

As discussed above under "Long-Term Debt and Borrowing Capacity", as of August 31, 2013, we had borrowing capacity of $250.0 million under our Credit Agreement, of which approximately $202.9 million was available for borrowing. Also, as of such date, we had no outstanding borrowings and letters of credit outstanding of $47.1 million. All letters of credit expire in less than one year.

Off Balance Sheet Arrangements

At August 31, 2013 and August 25, 2012, we did not have any off balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Securities and Exchange Commission Regulation S-K.

Seasonality

Historically, our revenues and operating results have varied from quarter to quarter and are expected to continue to fluctuate in the future. These fluctuations have been due to a number of factors, including: general economic conditions in our markets; the timing of acquisitions and of commencing start-up operations and related costs; our effectiveness in integrating acquired businesses and start-up operations; the timing of nuclear plant outages; capital expenditures; seasonal rental and purchasing patterns of our customers; and price changes in response to competitive factors. In addition, our operating results historically have been lower during the second and fourth fiscal quarters than during the other quarters of the fiscal year. The operating results for any historical quarter are not necessarily indicative of the results to be expected for an entire fiscal year or any other interim periods.

Effects of Inflation

In general, we believe that our results of operations are not dependent on moderate changes in the inflation rate. Historically, we have been able to manage the impacts of more significant changes in inflation rates through our customer relationships, customer agreements that generally provide for price increases consistent with the rate of inflation, and continued focus on improvements of operational productivity.

Energy Costs

Significant increases in energy costs, specifically with respect to natural gas and gasoline, can materially affect our results of operations and financial condition. During fiscal 2013, our energy costs, which include fuel, natural gas, and electricity, represented approximately 5.0% of our total revenue.

Recent Accounting Pronouncements

In May 2011, the FASB issued updated accounting guidance to amend existing requirements for fair value measurements and disclosures. The guidance expands the disclosure requirements around fair value measurements categorized in Level 3 of the fair value hierarchy and requires disclosure of the level in the fair value hierarchy of items that are not measured at fair value but whose fair value must be disclosed. It also clarifies and expands upon existing requirements for fair value measurements of financial assets and liabilities as well as instruments classified in shareholders' equity. The guidance was effective for interim and annual financial periods beginning after December 15, 2011. We adopted this revised guidance on August 26, 2012 and the adoption did not have a material impact on our financial statements.

In June 2011, the FASB issued updated accounting guidance that improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income by eliminating the option to present components of other comprehensive income as part of the statement of changes in shareholders' equity. The amendments to the existing standard require that all nonowner changes in shareholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments to the existing standard do not change the current option for presenting components of other comprehensive income ("OCI") gross or net of the effect of income taxes, provided that such tax effects are presented in the statement in which OCI is presented or disclosed in the notes to the financial statements. Additionally, the standard does not affect the calculation or reporting of earnings per share. This guidance was effective for annual reporting periods, and any interim periods within those annual periods, that begin after December 15, 2011 and is to be applied retrospectively, with early adoption permitted. We adopted this revised guidance on August 26, 2012 and the adoption did not have a material impact on our financial statements.

In September 2011, the FASB issued updated guidance intended to simplify how entities, both public and nonpublic, test for goodwill impairment. This guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Also, the guidance improves the examples of events and circumstances that an entity having a reporting unit with a zero or negative carrying amount should consider in determining whether to measure an impairment loss, if any, under the second step of the goodwill impairment test. This guidance was effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. We adopted this revised guidance on August 26, 2012 and the adoption did not have a material impact on our financial statements.

In February 2013, the FASB issued updated accounting guidance that improves the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this updated guidance require an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under US GAAP to be reclassified in its entirety to net income. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under US GAAP that provide additional detail about those amounts. This guidance was effective for annual reporting periods, and any interim periods within those annual periods, that begin after December 15, 2012 and is to be applied prospectively, with early adoption permitted. We do not expect this guidance to have a material impact on our financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

We have determined that all of our foreign subsidiaries operate primarily in local currencies that represent the functional currencies of such subsidiaries. All assets and liabilities of our foreign subsidiaries are translated into U.S. dollars using the exchange rate prevailing at the balance sheet date. The effect of exchange rate fluctuations on the translation of assets and liabilities are recorded as a component of shareholders' equity. Revenues and expenses are translated at the average exchange rates in effect during each month of the fiscal year. As such, our financial condition and operating results are affected by fluctuations in the value of the U.S. dollar as compared to currencies in foreign countries. Revenues denominated in currencies other than the U.S. dollar represented approximately 8.8%, 8.9% and 9.3% of total consolidated revenues for the fiscal years ended August 31, 2013, August 25, 2012 and August 27, 2011, respectively. Total assets denominated in currencies other than the U.S. dollar represented approximately 12.0%, 11.1% and 11.0% of total consolidated assets at August 31, 2013, August 25, 2012 and August 27, 2011, respectively. If exchange rates had increased or decreased by 10% from the actual rates in effect during the year ended August 31, 2013, our revenues and assets for the year ended and as of August 31, 2013 would have increased or decreased by approximately $11.9 million and $16.6 million, respectively.

We do not operate a hedging program to mitigate the effect of a significant change in the value of our foreign subsidiaries functional currencies, which include the Canadian Dollar, Euro, British Pound, Mexican Peso and Nicaraguan Cordova, as compared to the U.S. dollar. Any gains or losses resulting from foreign currency transactions, including exchange rate fluctuations on intercompany accounts are reported as transaction (gains) losses in our other (income) expense. The intercompany payables and receivables are denominated in Canadian Dollars, Euros, British Pounds, Mexican Pesos and Nicaraguan Cordova. During the year ended August 31, 2013, transaction losses included in other (income) expense was approximately $0.1 million. If the exchange rates had changed by 10% during the year ended August 31, 2013, we would have recognized exchange gains or losses of approximately $1.0 million.

Interest Rate Sensitivity

We are exposed to market risk from changes in interest rates which may adversely affect our financial position, results of operations and cash flows. In seeking to minimize the risks from interest rate fluctuations, we manage these exposures through our regular operating and financing activities. As of August 31, 2013, we were exposed to interest rate risk primarily through our borrowings under our Credit Agreement with a syndicate of banks and our Floating Rate Notes which were purchased by a group of insurance companies pursuant to the 2006 Note Agreement. We repaid all of the outstanding Floating Rate Notes in September 2013. Under both agreements, we borrow funds at variable interest rates based on the Eurodollar rate or LIBOR rates. If the LIBOR and Eurodollar rates fluctuated by 10% from the actual rates in effect during the year ended August 31, 2013, our interest expense would have fluctuated by approximately $0.1 million from the interest expense recognized for the year ended August 31, 2013.

In January 2008, we entered into an interest rate swap agreement to manage our exposure to interest rate movements and the related effect on our variable rate debt. The swap agreement, with a notional amount of $100.0 million, matured on March 14, 2011. We paid a fixed rate of 3.51% and received a variable rate tied to the three month LIBOR rate. We accounted for this instrument as a cash flow hedge in accordance with US GAAP and, as a result, recorded all changes in the fair value of the swap agreement in accumulated other comprehensive income, a component of shareholders' equity.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Statements of Income
UniFirst Corporation and Subsidiaries

Year ended (In thousands, except per share data)	August 31, 2013	August 25, 2012	August 27, 2011
Revenues	$ 1,355,515	$ 1,256,289	$ 1,134,126
Operating expenses:			
Cost of revenues (1)	836,174	797,944	712,309
Selling and administrative expenses (1)	263,531	240,798	233,111
Depreciation and amortization	69,607	66,439	64,733
Total operating expenses	1,169,312	1,105,181	1,010,153
Income from operations	186,203	151,108	123,973
Other (income) expense:			
Interest expense	1,651	2,132	6,738
Interest income	(3,201)	(2,738)	(2,552)
Foreign exchange loss (gain)	144	980	(785)
Total other (income) expense	(1,406)	374	3,401
Income before income taxes	187,609	150,734	120,572
Provision for income taxes	70,924	55,745	44,086
Net income	$ 116,685	$ 94,989	$ 76,486
Income per share – Basic:			
Common Stock	$ 6.14	$ 5.02	$ 4.05
Class B Common Stock	$ 4.91	$ 4.01	$ 3.24
Income per share – Diluted:			
Common Stock	$ 5.81	$ 4.76	$ 3.85
Income allocated to – Basic:			
Common Stock	$ 91,916	$ 74,643	$ 59,944
Class B Common Stock	$ 22,913	$ 18,630	$ 15,104
Income allocated to – Diluted:			
Common Stock	$ 114,927	$ 93,358	$ 75,118
Weighted average number of shares outstanding – Basic:			
Common Stock	14,975	14,882	14,791
Class B Common Stock	4,666	4,643	4,658
Weighted average number of shares outstanding – Diluted:			
Common Stock	19,789	19,616	19,532
Dividends per share:			
Common Stock	$ 0.15	$ 0.15	$ 0.15
Class B Common Stock	$ 0.12	$ 0.12	$ 0.12

(1) Exclusive of depreciation on the Company's property, plant and equipment and amortization of its intangible assets.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income
UniFirst Corporation and Subsidiaries

Year ended (In thousands)	August 31, 2013	August 25, 2012	August 27, 2011
Net Income	$ 116,685	$ 94,989	$ 76,486
Other comprehensive (loss) income, net of tax:			
Foreign currency translation adjustments	(6,081)	(2,204)	6,562
Pension benefit liabilities, net (1)	255	(362)	420
Change in interest rate swap, net (1)	—	—	992
Other comprehensive (loss) income	(5,826)	(2,566)	7,974
Comprehensive income	110,859	92,423	84,460

(1) These amounts are shown net of the effect of income taxes.

Consolidated Balance Sheets
UniFirst Corporation and Subsidiaries

(In thousands, except share and par value data)	August 31, 2013	August 25, 2012
Assets		
Current Assets:		
Cash and cash equivalents	$ 197,479	$ 120,123
Receivables, less reserves of $4,894 and $5,152 respectively	142,217	135,327
Inventories	74,351	75,420
Rental merchandise in service	132,630	138,284
Prepaid and deferred income taxes	7,079	12,785
Prepaid expenses	7,618	5,741
Total current assets	561,374	487,680
Property, plant and equipment:		
Land, buildings and leasehold improvements	376,222	355,568
Machinery and equipment	474,402	425,274
Motor vehicles	153,219	141,370
Total property, plant and equipment	1,003,843	922,212
Less -- accumulated depreciation	546,157	510,008
Total property, plant and equipment, net	457,686	412,204
Goodwill	302,363	288,137
Customer contracts, net	47,397	48,580
Other intangible assets, net	1,947	1,951
Other assets	2,658	1,982
Total assets	$ 1,373,425	$ 1,240,534
Liabilities and shareholders' equity		
Current liabilities:		
Loans payable and current maturities of long-term debt	$ 111,253	$ 6,831
Accounts payable	54,221	52,340
Accrued liabilities	86,994	78,174
Accrued and deferred income taxes	6,421	8,180
Total current liabilities	258,889	145,525
Long-term liabilities:		
Long-term debt, net of current maturities	155	100,155
Accrued liabilities	45,037	43,420
Accrued and deferred income taxes	55,946	54,509
Total long-term liabilities	101,138	198,084
Commitments and Contingencies (Note 11)		
Shareholders' equity:		
Preferred Stock, $1.00 par value; 2,000,000 shares authorized; no shares issued and outstanding	—	—
Common Stock, $0.10 par value; 30,000,000 shares authorized; 15,129,524 and 15,064,069 issued and outstanding in 2013 and 2012, respectively	1,513	1,506
Class B Common Stock, $0.10 par value; 20,000,000 shares authorized; 4,873,277 and 4,885,277 issued and outstanding in 2013 and 2012, respectively	487	488
Capital surplus	51,445	42,984
Retained earnings	958,508	844,676
Accumulated other comprehensive income	1,445	7,271
Total shareholders' equity	1,013,398	896,925
Total liabilities and shareholders' equity	$ 1,373,425	$ 1,240,534

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity
UniFirst Corporation and Subsidiaries

(In thousands)	Common Shares	Class B Common Shares	Common Stock	Class B Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balance, August 28, 2010	14,913	4,913	$ 1,491	$ 491	$ 25,329	$ 678,876	$ 1,863	$ 708,050
Net income	—	—	—	—	—	76,486	—	76,486
Pension benefit liabilities, net (1)	—	—	—	—	—	—	420	420
Foreign currency translation	—	—	—	—	—	—	6,562	6,562
Change in interest rate swap, net (1)	—	—	—	—	—	—	992	992
Dividends declared	—	—	—	—	—	(2,832)	—	(2,832)
Shares converted	26	(26)	3	(3)	—	—	—	—
Share-based compensation	6	—	1	—	6,731	—	—	6,732
Share-based awards exercised, net (1)(3)	42	—	4	—	1,528	—	—	1,532
Balance, August 27, 2011	14,987	4,887	$ 1,499	$ 488	$ 33,588	$ 752,530	$ 9,837	$ 797,942
Net income	—	—	—	—	—	94,989	—	94,989
Pension benefit liabilities, net (1)	—	—	—	—	—	—	(362)	(362)
Foreign currency translation	—	—	—	—	—	—	(2,204)	(2,204)
Dividends declared	—	—	—	—	—	(2,843)	—	(2,843)
Shares converted	3	(3)	—	—	—	—	—	—
Share-based compensation, net (2)	1	—	—	—	6,578	—	—	6,578
Share-based awards exercised, net (1)(3)	73	—	7	—	2,818	—	—	2,825
Balance, August 25, 2012	15,064	4,884	$ 1,506	$ 488	$ 42,984	$ 844,676	$ 7,271	$ 896,925
Net income	—	—	—	—	—	116,685	—	116,685
Pension benefit liabilities, net (1)	—	—	—	—	—	—	255	255
Foreign currency translation	—	—	—	—	—	—	(6,081)	(6,081)
Dividends declared	—	—	—	—	—	(2,853)	—	(2,853)
Shares converted	12	(12)	1	(1)	—	—	—	—
Share-based compensation, net (2)	(36)	—	(3)	—	2,982	—	—	2,979
Share-based awards exercised, net (1)(3)	90	—	9	—	5,479	—	—	5,488
Balance, August 31, 2013	15,130	4,872	$ 1,513	$ 487	$ 51,445	$ 958,508	$ 1,445	$ 1,013,398

(1) These amounts are shown net of the effect of income taxes

(2) These amounts are shown net of any shares withheld by the Company to satisfy certain tax withholdings obligations in connection with the vesting of certain shares of restricted stock.

(3) These amounts include excess tax benefits that the Company realized as part of the exercise of share-based awards.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows
UniFirst Corporation and Subsidiaries

Year ended (In thousands)	August 31, 2013	August 25, 2012	August 27, 2011
Cash flows from operating activities:			
Net income	$ 116,685	$ 94,989	$ 76,486
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	59,810	55,877	54,188
Amortization of intangible assets	9,797	10,562	10,545
Amortization of deferred financing costs	238	238	261
Share-based compensation	6,315	6,714	6,732
Accretion on environmental contingencies	542	631	681
Accretion on asset retirement obligations	676	632	589
Deferred income taxes	20,666	(330)	13,318
Changes in assets and liabilities, net of acquisitions:			
Receivables	(6,666)	(7,595)	(20,881)
Inventories	1,146	590	(28,413)
Rental merchandise in service	7,079	(12,017)	(36,369)
Prepaid expenses	(939)	(1,763)	(247)
Accounts payable	2,130	(3,688)	9,796
Accrued liabilities	9,452	3,217	2,654
Prepaid and accrued income taxes	(15,360)	11,360	(3,147)
Net cash provided by operating activities	211,571	159,417	86,193
Cash flows from investing activities:			
Acquisition of businesses, net of cash acquired	(30,714)	—	(32,556)
Capital expenditures	(103,526)	(74,549)	(63,847)
Other	54	(508)	(397)
Net cash used in investing activities	(134,186)	(75,057)	(96,800)
Cash flows from financing activities:			
Proceeds from loans payable and long-term debt	4,533	42,711	30,000
Payments on loans payable and long-term debt	(24)	(55,851)	(91,464)
Payments of deferred financing costs	—	—	(975)
Proceeds from exercise of Common Stock options, including excess tax benefits	5,488	2,410	1,360
Taxes withheld and paid related to net share settlement of equity awards	(3,332)	—	—
Payment of cash dividends	(2,851)	(2,840)	(2,830)
Net cash provided by (used in) financing activities	3,814	(13,570)	(63,909)
Effect of exchange rate changes	(3,843)	521	2,070
Net increase (decrease) in cash and cash equivalents	77,356	71,311	(72,446)
Cash and cash equivalents at beginning of period	120,123	48,812	121,258
Cash and cash equivalents at end of period	$ 197,479	$ 120,123	$ 48,812
Supplemental disclosure of cash flow information:			
Interest paid	$ 1,524	$ 1,890	$ 7,866
Income taxes paid, net of refunds received	$ 63,069	$ 44,732	$ 33,819

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements
UniFirst Corporation and Subsidiaries

1. Summary of Significant Accounting Policies

Business Description

UniFirst Corporation (the "Company") is one of the largest providers of workplace uniforms and protective clothing in the United States. The Company designs, manufactures, personalizes, rents, cleans, delivers, and sells a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, lab coats, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. The Company also rents industrial wiping products, floor mats, facility service products and other non-garment items, and provides first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies.

The Company serves businesses of all sizes in numerous industry categories. Typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. The Company also provides its customers with restroom and cleaning supplies, including air fresheners, paper products and hand soaps.

At certain specialized facilities, the Company decontaminates and cleans work clothes and other items that may have been exposed to radioactive materials and services special cleanroom protective wear. Typical customers for these specialized services include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors.

As discussed and described in Note 15, "Segment Reporting", to these Consolidated Financial Statements, the Company has five reporting segments: US and Canadian Rental and Cleaning, Manufacturing ("MFG"), Specialty Garments Rental and Cleaning ("Specialty Garments"), First Aid and Corporate. The operations of the US and Canadian Rental and Cleaning reporting segment are referred to by the Company as its "industrial laundry operations" and the locations related to this reporting segment are referred to as "industrial laundries". The Company refers to its US and Canadian Rental and Cleaning, MFG, and Corporate segments combined as its "Core Laundry Operations".

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates are based on historical information, current trends, and information available from other sources. Actual results could differ from these estimates.

Fiscal Year

The Company's fiscal year ends on the last Saturday in August. For financial reporting purposes, fiscal 2013 consisted of 53 weeks, and fiscal 2012 and fiscal 2011 both consisted of 52 weeks. The additional week was included in the fourth quarter of fiscal 2013.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and bank short-term investments with maturities of less than ninety days.

Financial Instruments

The Company's financial instruments, which may expose the Company to concentrations of credit risk, include cash and cash equivalents, receivables, accounts payable, loans payable and long-term debt. Each of these financial instruments is recorded at cost, which approximates its fair value given the short maturity of each financial instrument.

Revenue Recognition and Allowance for Doubtful Accounts

The Company recognizes revenue from rental operations in the period in which the services are provided. Direct sales revenue is recognized in the period in which the services are performed or when the product is shipped. Management judgments and estimates are used in determining the collectability of accounts receivable and evaluating the adequacy of the allowance for doubtful accounts. The Company considers specific accounts receivable and historical bad debt experience, customer credit worthiness, current economic trends and the age of outstanding balances as part of its evaluation. Changes in estimates are reflected in the period they become known. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Material changes in its estimates may result in significant differences in the amount and timing of bad debt expense recognition for any given period. Revenues do not include taxes we collect from our customers and remit to governmental authorities.

Inventories and Rental Merchandise in Service

Inventories are stated at the lower of cost or market value, net of any reserve for excess and obsolete inventory. Judgments and estimates are used in determining the likelihood that new goods on hand can be sold to customers or used in rental operations. Historical inventory usage and current revenue trends are considered in estimating both excess and obsolete inventories. If actual product demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. The Company uses the first-in, first-out ("FIFO") method to value its inventories. As of August 31, 2013, our inventories consisted of $16.7 million of raw materials, $2.4 million of work in process and $55.3 million of finished goods. As of August 25, 2012, our inventories consisted of $18.2 million of raw materials, $1.0 million of work in process and $56.2 million of finished goods.

Rental merchandise in service is amortized, primarily on a straight-line basis, over the estimated service lives of the merchandise, which range from 6 to 36 months. In establishing estimated lives for merchandise in service, management considers historical experience and the intended use of the merchandise. Material differences may result in the amount and timing of operating profit for any period if management makes significant changes to these estimates.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Expenditures for maintenance and repairs are expensed as incurred, while expenditures for renewals and betterments are capitalized. The Company provides for depreciation on the straight-line method based on the following estimated useful lives:

Buildings (in years)	30 - 40
Building components (in years)	10 - 20
Leasehold improvements	Shorter of useful life or term of lease
Machinery and equipment (in years)	3 - 10
Motor vehicles (in years)	3 - 5

Long-lived assets, including property, plant and equipment, are evaluated for impairment whenever events or circumstances indicate an asset may be impaired. There have been no material impairments of long-lived assets in fiscal 2013, 2012 or 2011.

Goodwill and Other Intangible Assets

In accordance with US GAAP, the Company does not amortize goodwill. Instead, current accounting guidance requires that companies test goodwill for impairment on an annual basis. Management completes its annual impairment test in the fourth quarter of each fiscal year. In addition, US GAAP requires that companies test goodwill if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit to which goodwill is assigned below its carrying amount. The Company's evaluation considers changes in the operating environment, competitive information, market trends, operating performance and cash flow modeling.

The Company cannot predict future economic conditions and their impact on the Company or the future market value of the Company's stock. A decline in the Company's market capitalization and/or deterioration in general economic conditions could negatively and materially impact the Company's assumptions and assessment of the fair value of the Company's business. If general economic conditions or the Company's financial performance deteriorate, the Company may be required to record a goodwill impairment charge in the future which could have a material impact on the Company's financial condition and results of operations.

Definite-lived intangible assets are amortized over their useful lives, which are based on management's estimates of the period that the assets will generate economic benefits. Definite-lived intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable in accordance with US GAAP. There were no impairments of goodwill or indicators of impairment for definite-lived intangible assets in fiscal 2013, 2012, or 2011.

As of August 31, 2013, definite-lived intangible assets have a weighted average useful life of approximately 14.6 years. Customer contracts have a weighted average useful life of approximately 14.9 years and other intangible assets, net, which consist of primarily, restrictive covenants, deferred financing costs and trademarks, have a weighted average useful life of approximately 5.1 years.

;nvironmental and Other Contingencies

'he Company is subject to legal proceedings and claims arising from the conduct of its business operations, including environmental matters, ersonal injury, customer contract matters and employment claims. Accounting principles generally accepted in the United States require that a ability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably stimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. The Company egularly consults with attorneys and outside consultants, in its consideration of the relevant facts and circumstances, before recording a ontingent liability. The Company records accruals for environmental and other contingencies based on enacted laws, regulatory orders or ecrees, the Company's estimates of costs, insurance proceeds, participation by other parties, the timing of payments, and the input of outside onsultants and attorneys.

'he estimated liability for environmental contingencies has been discounted as of August 31, 2013 using risk-free interest rates ranging from .8% to 3.7% over periods ranging from ten to thirty years. The estimated current costs, net of legal settlements with insurance carriers, have een adjusted for the estimated impact of inflation at 3% per year. Changes in enacted laws, regulatory orders or decrees, management's stimates of costs, risk-free interest rates, insurance proceeds, participation by other parties, the timing of payments and the input of outside onsultants and attorneys based on changing legal or factual circumstances could have a material impact on the amounts recorded for nvironmental and other contingent liabilities. Refer to Note 11, "Commitments and Contingencies", of these Consolidated Financial tatements for additional discussion and analysis.

!sset Retirement Obligations

Jnder US GAAP, asset retirement obligations generally apply to legal obligations associated with the retirement of long-lived assets that result rom the acquisition, construction, development and/or the normal operation of a long-lived asset. The Company recognizes asset retirement bligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are apitalized as part of the carrying amount of the long-lived asset.

'he Company has recognized as a liability the present value of the estimated future costs to decommission its nuclear laundry facilities. The ;ompany depreciates, on a straight-line basis, the amount added to Property, plant and equipment and recognizes accretion expense in onnection with the discounted liability over the various remaining lives which range from approximately eight to thirty-one years.

'he estimated liability has been based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the nderlying assets, external vendor estimates as to the cost to decommission these assets in the future, and federal and state regulatory equirements. The estimated current costs have been adjusted for the estimated impact of inflation at 3% per year. The liability has been iscounted using credit-adjusted risk-free rates that range from approximately 7.0% to 7.5%. Revisions to the liability could occur due to hanges in the Company's estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning osts, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. Changes due to evised estimates will be recognized by adjusting the carrying amount of the liability and the related long-lived asset if the assets are still in ervice, or charged to expense in the period if the assets are no longer in service.

)erivative Financial Instruments

JS GAAP requires that all derivative instruments be recorded as other assets or other liabilities at fair value. All subsequent changes in a erivative's fair value are recognized in income, unless specific hedge accounting criteria are met. Cash flows associated with derivatives are lassified in the same category as the cash flows hedged in the Consolidated Statements of Cash Flows.

erivative instruments that qualify for hedge accounting are classified as a hedge of the variability of cash flows to be paid related to a ecognized liability or a forecasted transaction. Changes in the fair value of a derivative that is highly effective and designated as a cash flow edge are recognized in accumulated other comprehensive income (loss) in the Consolidated Balance Sheets until expenses from the cash flows f the hedged items are recognized. The Company performs an assessment at the inception of a hedge and on a quarterly basis thereafter, to etermine whether its derivatives are highly effective in offsetting changes in the value of the hedged items. Any change in the fair value esulting from hedge ineffectiveness is immediately recognized as income or expense in the Consolidated Statements of Income.

he Company's hedging activities are transacted only with highly rated institutions, which reduce the exposure to credit risk in the event of onperformance. Refer to Note 6, "Derivative Instruments and Hedging Activities", of these Consolidated Financial Statements for additional iscussion and analysis.

Insurance

The Company is self-insured for certain obligations related to health, workers' compensation, vehicles and general liability programs. The Company also purchases stop-loss insurance policies to protect itself from catastrophic losses. Judgments and estimates are used in determining the potential value associated with reported claims and for events that have occurred, but have not been reported. The Company's estimates consider historical claims experience and other factors. The Company's liabilities are based on estimates, and, while the Company believes that its accruals are adequate, the ultimate liability may be significantly different from the amounts recorded. Changes in claims experience, the Company's ability to settle claims or other estimates and judgments used by management could have a material impact on the amount and timing of expense for any period.

Supplemental Executive Retirement Plan and other Pension Plans

Pension expense is recognized on an accrual basis over employees' estimated service periods. Pension expense is generally independent of funding decisions or requirements.

The Company (1) recognizes in its statement of financial position the over-funded or under-funded status of its defined benefit postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation, (2) recognizes as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period but are not recognized as components of net periodic benefit cost, (3) measures defined benefit plan assets and defined benefit plan obligations as of the date of its statement of financial position, and (4) discloses additional information in the notes to financial statements about certain effects on net periodic benefit cost in the upcoming fiscal year that arise from delayed recognition of the actuarial gains and losses and the prior service costs and credits. Refer to Note 7, "Employee Benefit Plans", of these Consolidated Financial Statements for further discussion regarding the Company's pension plans.

The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rates of return on plan assets, the assumed discount rates, assumed rate of compensation increases and life expectancy of participants. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in the Company's pension plans will impact the Company's future pension expense and liabilities. The Company cannot predict with certainty what these factors will be in the future.

Income Taxes

The Company computes income tax expense by jurisdiction based on its operations in each jurisdiction. Deferred income taxes are provided for temporary differences between the amounts recognized for income tax and financial reporting purposes at currently enacted tax rates.

The Company is periodically reviewed by U.S. domestic and foreign tax authorities regarding the amount of taxes due. These reviews typically include inquiries regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, the Company records estimated reserves. Refer to Note 4, "Income Taxes", of these Consolidated Financial Statements for further discussion regarding the Company's accounting for income taxes and its uncertain tax positions for financial accounting purposes.

The Company has undistributed earnings from its foreign subsidiaries of approximately $101 million, $90 million and $78 million as of August 31, 2013, August 25, 2012 and August 27, 2011, respectively. The Company considers these undistributed earnings as indefinitely reinvested and therefore has not provided for U.S. income taxes or foreign withholding taxes. If these earnings were ultimately distributed to the U.S. in the form of dividends or otherwise, or if the shares of its international subsidiaries were sold or transferred, the Company would likely be subject to additional U.S. income taxes, net of the impact of any available foreign tax credits as well as foreign withholding taxes. It is not practicable to estimate the amount of unrecognized deferred U.S. taxes on these undistributed earnings.

Advertising Costs

Advertising costs are expensed as incurred and are classified as selling and administrative expenses. The Company incurred advertising costs of $1.2 million, $1.5 million and $1.7 million for the fiscal years ended August 31, 2013, August 25, 2012 and August 27, 2011, respectively.

'hare-Based Compensation

'he Company adopted a stock incentive plan (the "1996 Plan") in November 1996 and reserved 1,500,000 shares of Common Stock for ssuance under the 1996 Plan. This plan provided for the issuance of stock options and stock appreciation rights (collectively referred to as Share-Based Awards"). The Company ceased granting new awards under the 1996 Plan as of January 21, 2011, and the 1996 Plan expired in ccordance with its terms on January 8, 2012. The Company adopted a stock incentive plan (the "2010 Plan") in October 2010 and reserved 00,000 shares of Common Stock for issuance under the 2010 Plan. The 2010 Plan replaced the Company's 1996 Plan. The 2010 Plan permits ie award of incentive and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, erformance shares, dividend equivalent rights and cash-based awards. No awards may be made under the 2010 Plan after January 11, 2021. hare-based compensation, which includes expense related to Share-Based Awards and restricted stock grants, has been recorded in the 'onsolidated Statements of Income in selling and administrative expenses.

.ll Share-Based Awards issued to management were recommended to the Board of Directors by the Compensation Committee and approved y the Board of Directors. All Share-Based Awards issued to the Company's non-employee members of the Board of Directors under the 2010 lan were recommended to the Board of Directors by the Compensation Committee and approved by the Board of Directors. Share-Based .wards granted to non-employee directors are granted on the third business day following the annual shareholders' meeting.

.ll Share-Based Awards issued to employees were granted with an exercise price equal to the fair market value of the Company's Common tock on the date of grant and are subject to a five-year cliff-vesting schedule under which the awards become fully vested or exercisable after ve years from the date of grant and expire ten years after the grant date. Share-Based Awards granted to the Company's non-employee iembers of the Board of Directors (the "Directors") are fully vested as of the date of grant. Prior to fiscal 2009, non-employee Director Share-ased Award grants expired ten years from the grant date. Beginning in fiscal 2009, non-employee director Share-Based Award grants expire ight years after the grant date.

'S GAAP requires that share-based compensation cost be measured at the grant date based on the value of the award and be recognized as xpense over the requisite service period, which is generally the vesting period. Determining the fair value of Share-Based Awards at the grant ate requires judgment, including estimating expected dividends, share price volatility and the amount of share-based awards that are expected) be forfeited. The fair value of each Share-Based Award is estimated on the date of grant using the Black-Scholes option pricing model.

ompensation expense for all Share-Based Awards is recognized ratably over the related vesting period. Certain Share-Based Awards were ranted during fiscal 2013, 2012 and 2011 to non-employee Directors of the Company, which were fully vested upon grant and expire eight ears after the grant date. Accordingly, compensation expense related to these Share-Based Awards in fiscal 2013, 2012 and 2011 were cognized on the date of grant.

he Company recognizes compensation expense for restricted stock grants over the related vesting period. For unrestricted stock grants ompensation expense is recognized on the date of grant. The fair value for each restricted and unrestricted stock grant is determined by using e closing price of the Company's stock on the date of the grant. Refer to Note 12, "Share-Based Compensation", of these Consolidated inancial Statements for further discussion regarding the Company's share-based compensation plans.

he fair value of each Share-Based Award is estimated on the date of grant using the Black-Scholes option pricing model with the following eighted average assumptions used:

Fiscal year ended August	**2013**	**2012**	**2011**
Risk-free interest rate	1.24%	1.54%	1.98%
Expected dividend yield	0.41%	0.56%	0.60%
Expected life in years	7.42	7.39	7.32
Expected volatility	33.4%	33.8%	34.8%

ie weighted average fair values of Share-Based Awards granted during fiscal years 2013, 2012 and 2011 were $25.09, $18.28 and $17.59, spectively.

et Income Per Share

ie Company calculates net income per share in accordance with US GAAP, which requires the Company to allocate income to its unvested irticipating securities as part of its earnings per share ("EPS") calculations.

ie Class B Common Stock may be converted at any time on a one-for-one basis into Common Stock at the option of the holder of the Class B ommon Stock. Diluted earnings per share for the Company's Common Stock assumes the conversion of all of the Company's Class B ommon Stock into Common Stock, full vesting of outstanding restricted stock, and the exercise of Share-Based Awards under the Company's ock-based employee compensation plans.

The following table sets forth the computation of basic earnings per share using the two-class method for amounts attributable to the Company's shares of Common Stock and Class B Common Stock (in thousands, except per share data):

Year ended	August 31, 2013	August 25, 2012	August 27, 2011
Net income available to shareholders	$ 116,685	$ 94,989	$ 76,486
Allocation of net income for Basic:			
Common Stock	$ 91,916	$ 74,643	$ 59,944
Class B Common Stock	22,913	18,630	15,104
Unvested participating shares	1,856	1,716	1,438
	$ 116,685	$ 94,989	$ 76,486
Weighted average number of shares for Basic:			
Common Stock	14,975	14,882	14,791
Class B Common Stock	4,666	4,643	4,658
Unvested participating shares	345	391	405
	19,986	19,916	19,854
Earnings per share for Basic:			
Common Stock	$ 6.14	$ 5.02	$ 4.05
Class B Common Stock	$ 4.91	$ 4.01	$ 3.24

The Company calculates diluted EPS for Common Stock using the more dilutive of the following two methods:

- The treasury stock method; or
- The two-class method assuming a participating security is not exercised or converted.

For the years ended August 31, 2013, August 25, 2012 and August 27, 2011, the Company's diluted EPS assumes the conversion of all vested Class B Common Stock into Common Stock and uses the two-class method for its unvested participating shares as follows (in thousands, except per share data):

	Year Ended August 31, 2013			Year Ended August 25, 2012			Year Ended August 27, 2011		
	Earnings to Common shareholders	Common Shares	EPS	Earnings to Common shareholders	Common Shares	EPS	Earnings to Common shareholders	Common Shares	EPS
As reported - Basic	$ 91,916	14,975	$6.14	$ 74,643	14,882	$ 5.02	$ 59,944	14,791	$ 4.05
Add: effect of dilutive potential common shares									
Share-Based Awards	—	148		—	91		—	83	
Class B Common Stock	22,913	4,666		18,630	4,643		15,104	4,658	
Add: Undistributed earnings allocated to unvested participating shares	1,810	—		1,664	—		1,385	—	
Less: Undistributed earnings reallocated to unvested participating shares	(1,712)	—		(1,579)	—		(1,315)	—	
Diluted EPS – Common Stock	$ 114,927	19,789	$5.81	$ 93,358	19,616	$ 4.76	$ 75,118	19,532	$ 3.85

Share-Based Awards that would result in the issuance of 152 shares of Common Stock were excluded from the calculation of diluted earnings per share for the year ended August 31, 2013 because they were anti-dilutive. There were no shares of common stock that were excluded fron the calculation of diluted earnings per share for the year ended August 25, 2012. Share-Based Awards that would result in the issuance of 116,487 shares of Common Stock were excluded from the calculation of diluted earnings per share for the year ended August 27, 2011 becaus they were anti-dilutive.

Foreign Currency Translation

The functional currency of our foreign operations is the local country's currency. Transaction gains and losses, including gains and losses on our intercompany transactions, are included in other expense (income) in the accompanying Consolidated Statements of Income. Assets and liabilities of operations outside the United States are translated into U.S. dollars using period-end exchange rates. Revenues and expenses are translated at the average exchange rates in effect during each month of the fiscal year. The effects of foreign currency translation adjustments are included in shareholders' equity as a component of accumulated other comprehensive income in the accompanying Consolidated Balance Sheets.

Recent Accounting Pronouncements

n May 2011, the FASB issued updated accounting guidance to amend existing requirements for fair value measurements and disclosures. The guidance expands the disclosure requirements around fair value measurements categorized in Level 3 of the fair value hierarchy and requires disclosure of the level in the fair value hierarchy of items that are not measured at fair value but whose fair value must be disclosed. It also clarifies and expands upon existing requirements for fair value measurements of financial assets and liabilities as well as instruments classified n shareholders' equity. The guidance was effective for interim and annual financial periods beginning after December 15, 2011. The Company adopted this revised guidance on August 26, 2012 and the adoption did not have a material impact on its financial statements.

n June 2011, the FASB issued updated accounting guidance that improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income by eliminating the option to present components of other comprehensive income as part of the statement of changes in shareholders' equity. The amendments to the existing standard require that all nonowner changes in shareholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments to the existing standard do not change the current option for presenting components of OCI gross or net of the effect of income taxes, provided that such tax effects are presented in the statement in which OCI is presented or disclosed in the notes to the financial statements. Additionally, the standard does not affect the calculation or reporting of earnings per share. This guidance was effective for annual reporting periods, and any interim periods within those annual periods, that began after December 15, 2011 and is to be applied retrospectively, with early adoption permitted. The Company adopted this revised guidance on August 26, 2012 and the adoption did not have a material impact on its financial statements.

n September 2011, the FASB issued updated guidance intended to simplify how entities, both public and nonpublic, test for goodwill mpairment. This guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill mpairment test. Also, the guidance improves the examples of events and circumstances that an entity having a reporting unit with a zero or negative carrying amount should consider in determining whether to measure an impairment loss, if any, under the second step of the goodwill mpairment test. This guidance was effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company adopted this revised guidance on August 26, 2012 and the adoption did not have a material impact on its financial statements.

n February 2013, the FASB issued updated accounting guidance that improves the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this updated guidance require an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under US GAAP to be reclassified in its entirety to net income. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under US GAAP that provide additional detail about those amounts. This guidance was effective for annual reporting periods, and any interim periods within those annual periods, that begin after December 15, 2012 and is to be applied prospectively, with early adoption permitted. The Company does not expect this guidance to have a material impact on its financial statements.

2. Acquisitions

During the fiscal year ended August 31, 2013, the Company completed seven acquisitions with an aggregate purchase price of approximately $30.7 million. The results of operations of these acquisitions have been included in the Company's consolidated financial results since their respective acquisition dates. None of these acquisitions were significant in relation to the Company's consolidated financial results and, therefore, pro forma financial information has not been presented.

Aggregate information relating to the acquisition of businesses which were accounted for as purchases is as follows (in thousands, except number of businesses acquired):

Year ended	August 31, 2013	August 25, 2012	August 27, 2011
Number of businesses acquired	7	—	9
Tangible assets acquired	$ 7,494	$ —	$ 6,189
Intangible assets and goodwill acquired	23,326	—	26,367
Liabilities assumed	(106)	—	—
Acquisition of businesses	$ 30,714	$ —	$ 32,556

Tangible assets acquired primarily relate to accounts receivable, inventory, prepaid expenses and property, plant and equipment. Liabilities assumed primarily relate to accounts payable and accrued liabilities.

The amount assigned to intangible assets acquired was based on their respective fair values determined as of the acquisition date. The excess of the purchase price over the tangible and intangible assets was recorded as goodwill. In fiscal 2013 and 2011, all of the goodwill was allocated to the US and Canadian Rental and Cleaning segment and was deductible for tax purposes. Goodwill is not being amortized and is tested for impairment as required, at least annually.

3. Fair Value Measurements

US GAAP establishes a framework for measuring fair value and establishes disclosure requirements about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We considered non-performance risk when determining fair value of our derivative financial instruments.

The fair value hierarchy prescribed under US GAAP contains three levels as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

All financial assets or liabilities that are measured at fair value on a recurring basis (at least annually) have been segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date. The assets or liabilities measured at fair value on a recurring basis are summarized in the tables below (in thousands):

	As of August 31, 2013			
	Level 1	Level 2	Level 3	Fair Value
Assets:				
Cash equivalents	$ 33,325	$ —	$ —	$ 33,325
Total	$ 33,325	$ —	$ —	$ 33,325

	As of August 25, 2012			
	Level 1	Level 2	Level 3	Fair Value
Assets:				
Cash equivalents	$ 34,978	$ —	$ —	$ 34,978
Total	$ 34,978	$ —	$ —	$ 34,978

The Company's cash equivalents listed above represent money market securities and are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The Company does not adjust the quoted market price for such financial instruments.

4. Income Taxes

The provision for income taxes consists of the following (in thousands):

Year ended	August 31, 2013	August 25, 2012	August 27, 2011
Current:			
Federal	$ 39,455	$ 43,470	$ 22,372
Foreign	3,999	3,604	3,664
State	6,722	8,066	5,089
Total current	$ 50,176	$ 55,140	$ 31,125
Deferred:			
Federal	$ 17,514	$ 540	$ 11,424
Foreign	151	90	(94)
State	3,083	(25)	1,631
Total deferred	$ 20,748	$ 605	$ 12,961
Total	$ 70,924	$ 55,745	$ 44,086

The following table reconciles the provision for income taxes using the statutory federal income tax rate to the actual provision for income taxes (in thousands):

	August 31, 2013	August 25, 2012	August 27, 2011
Income taxes at the statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes	3.5	3.5	3.7
Adjustments to tax reserves	-0.1	-0.6	-1.1
Foreign tax rate differential	-0.8	-1.0	-1.0
Permanent and other	0.2	0.1	0.0
Total	37.8%	37.0%	36.6%

The tax effect of items giving rise to the Company's deferred tax assets and liabilities is as follows (in thousands):

	August 31, 2013	August 25, 2012
Deferred Tax Assets		
Payroll and benefit related	$ 16,524	$ 15,577
Insurance related	13,073	12,928
Environmental	7,133	7,886
Other	11,421	12,588
	$ 48,151	$ 48,979
Deferred Tax Liabilities		
Tax in excess of book depreciation	$ 42,512	$ 42,282
Purchased intangible assets	28,632	26,666
Rental merchandise in service	38,722	20,992
	109,866	89,940
Net deferred tax liability	$ 61,715	$ 40,961

The Company has evaluated its deferred tax assets and believes that they will be fully recovered. As a result, the Company has not established a valuation allowance. The Company's deferred liability related to rental merchandise in service increased from $21.0 million as of August 25, 2012 to $38.7 million as of August 31, 2013 as a result of a change in tax regulations impacting the timing of certain allowable deductions.

As of August 31, 2013 and August 25, 2012, there was $0.7 million and $0.8 million, respectively, in total unrecognized tax benefits, which if recognized, would favorably impact the Company's effective tax rate. The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense which is consistent with the recognition of these items in prior reporting periods. As of August 31, 2013 and August 25, 2012, the Company had accrued a total of $0.1 million in interest and penalties, in its long-term accrued liabilities. For the year ended August 31, 2013 the Company recognized a nominal benefit in its Consolidated Statement of Income related to interest and penalties. For the year ended August 25, 2012, the Company recognized a benefit in its Consolidated Statement of Income related to interest and penalties totaling $0.5 million.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at August 27, 2011	$	2,320
Additions based on tax positions related to the current year		137
Statute expirations		(1,406)
Balance at August 25, 2012		1,051
Additions based on tax positions related to the current year		350
Statute expirations		(475)
Balance at August 31, 2013	$	926

The Company has a significant portion of its operations in the United States and Canada. It is required to file federal income tax returns as well as state income tax returns in a majority of the U.S. states and also in the Canadian provinces of Alberta, British Columbia, Ontario, Saskatchewan and Quebec. At times, the Company is subject to audits in these jurisdictions, which typically are complex and can require several years to resolve. The final resolution of any such tax audits could result in either a reduction in the Company's accruals or an increase in its income tax provision, both of which could have a material impact on the consolidated results of operations in any given period.

U.S. and Canadian federal income tax statutes have lapsed for filings up to and including fiscal years 2009 and 2005, respectively, and the Company recently concluded an audit of U.S. federal income taxes for 2010 and 2011. With a few exceptions, the Company is no longer subject to state and local income tax examinations for periods prior to fiscal 2008. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change significantly in the next 12 months.

5. Loans Payable and Long-term Debt

Loans payable and long-term debt outstanding on the accompanying Consolidated Balance Sheets are as follows (in thousands):

	August 31, 2013	August 25, 2012
Series D, floating rate notes due September 2013 bearing interest at LIBOR plus 50 basis points, which was 0.77% and 0.97% as of August 31, 2013 and August 25, 2012, respectively.	$ 100,000	$ 100,000
Other	11,408	6,986
Long-term debt	111,408	106,986
Less – loans payable and current maturities of long-term debt	111,253	6,831
	$ 155	$ 100,155

Aggregate maturities of loan payable and long-term debt for the five fiscal years subsequent to August 31, 2013 and thereafter are as follows (in thousands):

2014	$ 111,253
2015	—
2016	—
2017	—
2018	—
Thereafter	155
Total	$ 111,408

On May 5, 2011, the Company entered into a $250.0 million unsecured revolving credit agreement (the "Credit Agreement") with a syndicate of banks, which matures on May 4, 2016. Under the Credit Agreement, the Company is able to borrow funds at variable interest rates based on, at the Company's election, the Eurodollar rate or a base rate, plus in each case a spread based on the Company's consolidated funded debt ratio. Availability of credit requires compliance with certain financial and other covenants, including a maximum consolidated funded debt ratio and minimum consolidated interest coverage ratio as defined in the Credit Agreement. The Company tests its compliance with these financial covenants on a fiscal quarterly basis. At August 31, 2013, the interest rates applicable to the Company's borrowings under the Credit Agreement would be calculated as LIBOR plus 100 basis points at the time of the respective borrowing. As of August 31, 2013, the Company had no outstanding borrowings, letters of credit outstanding amounting to $47.1 million and $202.9 million available for borrowing under the Credit Agreement.

Prior to May 5, 2011, the Company had a $225.0 million unsecured revolving credit agreement (the "Prior Credit Agreement") with a syndicate of banks, which was scheduled to mature on September 13, 2011. In connection with the Company's entry into the Credit Agreement, the Company terminated the Prior Credit Agreement.

On June 14, 2004, the Company issued $75.0 million of fixed rate notes ("Fixed Rate Notes") pursuant to a Note Purchase Agreement with a seven year term and bearing interest at 5.27%. The Fixed Rate Notes matured on June 14, 2011 and were repaid with approximately $45.0 million from the Company's cash reserves and $30.0 million of borrowing under the Company's Credit Agreement.

On September 14, 2006, the Company issued $100.0 million of floating rates notes ("Floating Rate Notes") pursuant to a Note Purchase Agreement ("2006 Note Agreement"), which bore interest at LIBOR plus 50 basis points. On September 14, 2013, the Floating Rate Notes matured and were repaid with $100.0 million from the Company's cash reserves.

As of August 31, 2013, the Company was in compliance with all covenants under the Credit Agreement and the 2006 Note Agreement.

6. Derivative Instruments and Hedging Activities

In January 2008, the Company entered into an interest rate swap agreement to manage its exposure to interest rate movements and the related effect on its variable rate debt. The Company concluded that the interest rate swap met the criteria to qualify as a cash flow hedge under US GAAP. Accordingly, the Company reflected all changes in the fair value of the swap agreement in accumulated other comprehensive income, a component of shareholders' equity. The swap agreement, with a notional amount of $100.0 million, matured on March 14, 2011. The Company paid a fixed rate of 3.51% and received a variable rate tied to the three month LIBOR rate.

The Company has recorded any realized gains or losses from its interest rate swap as an adjustment to interest expense in its Consolidated Statements of Income. For the fiscal year ended August 27, 2011, the Company reclassified a loss from accumulated other comprehensive income into interest expense totaling $1.8 million.

As of August 31, 2013 and August 25, 2012, there were no fair value amounts recorded by the Company related to this agreement as it matured on March 14, 2011. As of August 31, 2013, the Company had no outstanding derivative instruments.

7. Employee Benefit Plans

Defined Contribution Retirement Savings Plan

The Company has a defined contribution retirement savings plan with a 401(k) feature for all eligible employees not under collective bargaining agreements. The Company matches a portion of the employee's contribution and can make an additional contribution at its discretion. Contributions charged to expense under the plan for the years ended August 31, 2013, August 25, 2012 and August 27, 2011 were $17.0 million, $11.5 million and $10.6 million, respectively.

Pension Plans and Supplemental Executive Retirement Plans

The Company accounts for its pension plans and Supplemental Executive Retirement Plan on an accrual basis over employees' estimated service periods.

The Company (1) recognizes in its statement of financial position the over-funded or under-funded status of its defined benefit postretirement plans measured as the difference between the fair value of plan assets and the benefit obligation, (2) recognizes as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period but are not recognized as components of net periodic benefit cost, (3) measures defined benefit plan assets and defined benefit plan obligations as of the date of its statement of financial position, and (4) discloses additional information in the notes to financial statements about certain effects on net periodic benefit cost in the upcoming fiscal year that arise from delayed recognition of the actuarial gains and losses and the prior service costs and credits.

The Company maintains an unfunded Supplemental Executive Retirement Plan ("SERP") for certain eligible employees of the Company. The benefits are based on the employee's compensation upon retirement. The amount charged to expense related to this plan amounted to approximately $1.9 million, $1.8 million and $1.7 million for the fiscal years ended 2013, 2012 and 2011, respectively.

The Company maintains a defined benefit pension plan ("UniFirst Plan") covering union employees at one of its locations. The benefits are based on years of service. The plan assets primarily consist of fixed income and equity securities. The amount charged to expense related to this plan amounted to approximately $0.4 million, $0.3 million and $0.3 million for fiscal years ended 2013, 2012 and 2011, respectively.

In connection with one of the Company's acquisitions, the Company assumed liabilities related to a frozen pension plan covering many of the acquired Company's former employees ("Textilease Plan"). The pension benefits are based on years of service and the employee's compensation. The plan assets primarily consist of fixed income and equity securities. The amounts charged to expense related to this plan amounted to approximately $0.1 million for each of the fiscal years ended 2013, 2012 and 2011.

The Company refers to its UniFirst Plan and Textilease Plan collectively as its "Pension Plans".

The components of net periodic benefit cost related to the Company's Pension Plans and SERP for the years ended August 31, 2013, August 25, 2012 and August 27, 2011 were as follows (in thousands):

	Pension Plans			SERP		
	2013	2012	2011	2013	2012	2011
Service cost	$ 178	$ 152	$ 149	$ 547	$ 512	$ 486
Interest cost	268	322	328	912	858	764
Expected return on assets	(198)	(199)	(202)	—	—	—
Amortization of prior service cost	62	62	62	368	368	368
Amortization of unrecognized loss	138	65	78	104	107	131
Other events	44	43	65	—	—	—
Net periodic benefit cost	$ 492	$ 445	$ 480	$ 1,931	$ 1,845	$ 1,749

The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rates of return on plan assets, the assumed discount rate, the assumed rate of compensation increases and life expectancy of participants. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in the Company's pension plans will impact its future pension expense and liabilities. The Company cannot predict with certainty what these factors will be in the future.

The Company's obligations and funded status related to its Pension Plans and SERP as of August 31, 2013 and August 25, 2012 were as follows (in thousands):

	Pension Plans		SERP	
	2013	2012	2013	2012
Change in benefit obligation:				
Projected benefit obligation, beginning of year	$ 8,301	$ 7,372	$ 16,399	$ 14,944
Service cost	178	152	547	512
Interest cost	268	322	912	858
Actuarial (gain) loss	(379)	937	827	622
Benefits paid	(259)	(299)	(575)	(537)
Settlements	(155)	(183)	—	—
Projected benefit obligation, end of year	$ 7,954	$ 8,301	$ 18,110	$ 16,399
Change in plan assets:				
Fair value of plan assets, beginning of year	$ 5,114	$ 5,145	$ —	$ —
Actual return on plan assets	33	202	—	—
Employer contributions	206	249	—	—
Benefits paid	(259)	(299)	—	—
Settlements	(155)	(183)	—	—
Fair value of plan assets, end of year	$ 4,939	$ 5,114	$ —	$ —
Funded status (net amount recognized):	$ (3,015)	$ (3,187)	$ (18,110)	$ (16,399)

As of August 31, 2013 and August 25, 2012, the accumulated benefit obligations for the Company's Pension Plans were $8.0 million and $8.3 million, respectively. As of August 31, 2013 and August 25, 2012, the accumulated benefit obligations for the Company's SERP were $14.4 million and $12.9 million, respectively.

The amounts recorded on the Consolidated Balance Sheet for the Company's Pension Plans and SERP as of August 31, 2013 and August 25, 2012 were as follows (in thousands):

	Pension Plans		SERP	
	2013	2012	2013	2012
Deferred tax assets	$ 913	$ 1,089	$ 1,665	$ 1,648
Accrued liabilities	$ 3,015	$ 3,187	$ 18,110	$ 16,399
Accumulated other comprehensive loss	$ (1,458)	$ (1,740)	$ (2,660)	$ (2,633)

As of August 31, 2013 and August 25, 2012, the amounts recognized in accumulated other comprehensive income for the Company's Pension Plans and SERP (in thousands):

	Pension Plans		SERP	
	2013	2012	2013	2012
Net actuarial loss	$ (1,201)	$ (1,445)	$ (1,947)	$ (1,694)
Unrecognized prior service cost	(257)	(295)	(713)	(939)
	$ (1,458)	$ (1,740)	$ (2,660)	$ (2,633)

The weighted average assumptions used in calculating the Company's projected benefit obligation as of August 31, 2013 and August 25, 2012, were as follows:

	Pension Plans		SERP	
	2013	2012	2013	2012
Discount rate	4.3%	3.3%	4.6%	3.6%
Rate of compensation increase	N/A	N/A	5.0%	5.0%

The weighted average assumptions used in calculating the Company's net periodic service cost for the years ended August 31, 2013, August 25, 2012 and August 27, 2011, were as follows:

	Pension Plans			SERP		
	2013	2012	2011	2013	2012	2011
Discount rate	3.3%	4.6%	4.7%	3.6%	4.9%	4.8%
Expected return on plan assets	3.9%	4.0%	4.0%	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	5.0%	5.0%	5.0%

The following benefit payments, which reflect expected future service, that are expected to be paid for the five fiscal years subsequent to August 31, 2013 and thereafter are as follows (in thousands):

	Pension Plans	SERP
2014	$ 752	$ 655
2015	504	734
2016	337	898
2017	469	906
2018	412	929
Thereafter	5,480	13,988
Total	$ 7,954	$ 18,110

. Goodwill and Other Intangible Assets

As discussed in Note 2, *Acquisitions*, when the Company acquires a business the amount assigned to the tangible assets and liabilities and intangible assets acquired is based on their respective fair values determined as of the acquisition date. The excess of the purchase price over the tangible assets and liabilities and intangible assets is recorded as goodwill. The following details the changes in the Company's intangible assets and goodwill related to the Company's acquisitions as well as its asset purchases for the years ended August 31, 2013 and August 25, 2012 as well as the respective periods over which the assets will be amortized (in thousands, except weighted average life in years). These amounts include additional payments associated with prior year acquisitions as well as changes to acquisition purchase allocations that had not been finalized as of the end of the prior fiscal year:

Year ended	August 31, 2013	Weighted Average Life in Years	August 25, 2012	Weighted Average Life in Years
Goodwill	$ 14,448	N/A	$ 29	N/A
Customer contracts	8,146	15.0	402	11.6
Other intangible assets	732	5.0	25	13.8
Total intangible assets and goodwill acquired	$ 23,326		$ 456	

The Company does not amortize goodwill, but it is reviewed annually or more frequently if certain indicators arise, for impairment. There were no impairment losses related to goodwill or intangible assets during the years ended August 31, 2013, August 25, 2012 or August 27, 2011.

The changes in the carrying amount of goodwill are as follows (in thousands):

Balance as of August 27, 2011	$ 288,249
Goodwill recorded during the period	29
Other	(141)
Balance as of August 25, 2012	$ 288,137
Goodwill recorded during the period	14,448
Other	(222)
Balance as of August 31, 2013	$ 302,363

As of August 31, 2013, the Company has allocated $297.7 million, $4.1 million and $0.6 million of goodwill to its US and Canadian Rental and Cleaning, Specialty Garments and First Aid segments, respectively.

Intangible assets, net in the Company's accompanying Consolidated Balance Sheets are as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
August 31, 2013			
Customer contracts	$ 152,672	$ 105,275	$ 47,397
Other intangible assets	28,517	26,570	1,947
	$ 181,189	$ 131,845	$ 49,344
August 25, 2012			
Customer contracts	$ 144,842	$ 96,262	$ 48,580
Other intangible assets	27,910	25,959	1,951
	$ 172,752	$ 122,221	$ 50,531

Estimated amortization expense for the five fiscal years subsequent to August 31, 2013 and thereafter, based on intangible assets, net as of August 31, 2013 is as follows (in thousands):

2014	$ 8,733
2015	8,040
2016	7,423
2017	6,764
2018	6,262
Thereafter	12,122
	$ 49,344

9. Accrued Liabilities

Accrued liabilities in the accompanying Consolidated Balance Sheet consists of the following (in thousands):

	August 31, 2013	August 25, 2012
Current liabilities:		
Payroll and benefit related	$ 39,119	$ 31,825
Insurance related	36,095	35,374
Environmental related	5,158	5,100
Other	6,622	5,875
	$ 86,994	$ 78,174
Long-term liabilities:		
Benefit related	$ 19,719	$ 18,380
Environmental related	14,522	14,920
Asset retirement obligations	10,796	10,120
	$ 45,037	$ 43,420
Total accrued liabilities	$ 132,031	$ 121,594

10. Asset Retirement Obligations

Asset retirement obligations generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Accordingly, the Company recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company depreciates, on a straight-line basis, the amount added to property, plant and equipment and recognizes accretion expense in connection with the discounted liability over the various remaining lives which range from approximately eight to thirty-one years.

The Company recognized as a liability the present value of the estimated future costs to decommission its nuclear laundry facilities. The estimated liability is based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the underlying assets, external vendor estimates as to the cost to decommission these assets in the future, and federal and state regulatory requirements. The estimated current costs have been adjusted for the estimated impact of inflation at 3% per year. The liability has been discounted using credit-adjusted risk-free rates that range from approximately 7.0% to 7.5% over eight to thirty-one years. Revisions to the liability could occur due to changes in the Company's estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. Changes due to revised estimates will be recognized by adjusting the carrying amount of the liability and the related long-lived asset if the assets are still in service, or charged to expense in the period if the assets are no longer in service.

A reconciliation of the Company's asset retirement liabilities is as follows (in thousands):

	August 31, 2013	August 25, 2012
Beginning balance	$ 10,120	$ 9,488
Accretion expense	676	632
Ending balance	$ 10,796	$ 10,120

Asset retirement obligations are included in long-term accrued liabilities in the accompanying Consolidated Balance Sheets.

11. Commitments and Contingencies

Lease Commitments

The Company leases certain buildings and equipment from independent parties. Total rent expense on all leases was $8.7 million, $7.7 million and $7.0 million for the fiscal years ended 2013, 2012 and 2011, respectively. Annual minimum lease commitments for the five years subsequent to August 31, 2013 and thereafter are as follows (in thousands):

2014	$ 6,613
2015	6,063
2016	5,121
2017	3,684
2018	2,014
Thereafter	2,732
	$ 26,227

Environmental and Legal Contingencies

The Company and its operations are subject to various federal, state and local laws and regulations governing, among other things, air emissions, wastewater discharges, and the generation, handling, storage, transportation, treatment and disposal of hazardous waste and other substances. In particular, industrial laundries use and must dispose of detergent waste water and other residues, and, in the past used perchloroethylene and other dry cleaning solvents. The Company is attentive to the environmental concerns surrounding the disposal of these materials and has, through the years, taken measures to avoid their improper disposal. In the past, the Company has settled, or contributed to the settlement of, actions or claims brought against the Company relating to the disposal of hazardous materials and there can be no assurance that the Company will not have to expend material amounts to remediate the consequences of any such disposal in the future.

US GAAP requires that a liability for contingencies be recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. The Company regularly consults with attorneys and outside consultants in its consideration of the relevant facts and circumstances before recording a contingent liability. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, insurance proceeds, participation by other parties, the timing of payments and the input of outside consultants and attorneys based on changing legal or factual circumstances could have a material impact on the amounts recorded for environmental and other contingent liabilities.

Under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on, or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for the presence of such hazardous or toxic substances. There can be no assurances that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon the Company under such laws or expose the Company to third-party actions such as tort suits. The Company continues to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in or related to Woburn, Massachusetts, Somerville, Massachusetts, Springfield, Massachusetts, Uvalde, Texas, Stockton, California, three sites related to former operations in Williamstown, Vermont, as well as sites located in Goldsboro, North Carolina, Wilmington, North Carolina and Landover, Maryland.

The Company has accrued certain costs related to the sites described above as it has been determined that the costs are probable and can be reasonably estimated. The Company continues to implement mitigation measures and to monitor environmental conditions at the Somerville, Massachusetts site. The Company also has potential exposure related to an additional parcel of land (the "Central Area") related to the Woburn, Massachusetts site discussed above. Currently, the consent decree for the Woburn site does not define or require any remediation work in the Central Area. The United States Environmental Protection Agency (the "EPA") has provided the Company and other signatories to the consent decree with comments on the design and implementation of groundwater and soil remedies at the Woburn site and investigation of environmental conditions in the Central Area. The Company, and other signatories, have implemented and proposed to do additional work at the Woburn site but many of the EPA's comments remain to be resolved. The Company has accrued costs to perform certain work responsive to EPA's comments. In addition, the Company has received notices of violations from Region 1 of the EPA under the Clean Air Act regarding our failure to obtain certain permits allegedly necessary with respect to the laundering of soiled towels at seven New England facilities, and it is addressing these matters. The Company believes that it is probable that Region 1 of the EPA may seek to impose penalties against it in connection with these seven New England facilities, but it is unable to reasonably estimate the amount of the penalties that may be sought. In the event that the EPA expands this enforcement initiative beyond Region 1, this could materially adversely affect our results of operations and financial condition.

The Company routinely reviews and evaluates sites that may require remediation and monitoring and determines its estimated costs based on various estimates and assumptions. These estimates are developed using its internal sources or by third party environmental engineers or other service providers. Internally developed estimates are based on:

- Management's judgment and experience in remediating and monitoring the Company's sites;
- Information available from regulatory agencies as to costs of remediation and monitoring;
- The number, financial resources and relative degree of responsibility of other potentially responsible parties (PRPs) who may be liable for remediation and monitoring of a specific site; and
- The typical allocation of costs among PRPs.

There is usually a range of reasonable estimates of the costs associated with each site. The Company's accruals reflect the amount within the range that constitutes its best estimate. Where it believes that both the amount of a particular liability and the timing of the payments are reliably determinable, the Company adjusts the cost in current dollars using a rate of 3% for inflation until the time of expected payment and discounts the cost to present value using current risk-free interest rates. As of August 31, 2013, the risk-free interest rates utilized by the Company ranged from 2.8% to 3.7%.

For environmental liabilities that have been discounted, the Company includes interest accretion, based on the effective interest method, in selling and administrative expenses on the Consolidated Statements of Income. The changes to the Company's environmental liabilities for the years ended August 31, 2013 and August 25, 2012 are as follows (in thousands):

Year ended	August 31, 2013	August 25, 2012
Beginning balance	$ 20,020	$ 18,368
Costs incurred for which reserves have been provided	(1,862)	(1,277)
Insurance proceeds received	282	209
Interest accretion	542	631
Changes in discount rates	(1,585)	1,346
Revisions in estimates	2,283	743
Ending balance	$ 19,680	$ 20,020

Anticipated payments and insurance proceeds of currently identified environmental remediation liabilities as of August 31, 2013, for the next five fiscal years and thereafter, as measured in current dollars, are reflected below.

(In thousands)	2014	2015	2016	2017	2018	Thereafter	Total
Estimated costs – current dollars	$ 5,317	$ 2,620	$ 1,887	$ 865	$ 797	$ 12,421	$ 23,907
Estimated insurance proceeds	(159)	(173)	(159)	(173)	(159)	(1,593)	(2,416)
Net anticipated costs	$ 5,158	$ 2,447	$ 1,728	$ 692	$ 638	$ 10,828	$ 21,491
Effect of inflation							7,055
Effect of discounting							(8,866)
Balance as of August 31, 2013							$ 19,680

Estimated insurance proceeds are primarily received from an annuity received as part of a legal settlement with an insurance company. Annual proceeds of approximately $0.3 million are deposited into an escrow account which funds remediation and monitoring costs for three sites related to former operations in Williamstown, Vermont. Annual proceeds received but not expended in the current year accumulate in this account and may be used in future years for costs related to this site through the year 2027. As of August 31, 2013, the balance in this escrow account, which is held in a trust and is not recorded in the Company's Consolidated Balance Sheet, was approximately $3.3 million. Also included in estimated insurance proceeds are amounts the Company is entitled to receive pursuant to legal settlements as reimbursements from three insurance companies for estimated costs at the site in Uvalde, Texas.

The Company's nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission ("NRC"), or, in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. There can be no assurance that such regulation will not lead to material disruptions in the Company's garment decontamination business.

From time to time, the Company is also subject to legal proceedings and claims arising from the conduct of its business operations, including litigation related to charges for certain ancillary services on invoices, personal injury claims, customer contract matters, employment claims and environmental matters as described above.

While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits and environmental contingencies, the Company believes that the aggregate amount of such liabilities, if any, in excess of amounts covered by insurance have been properly accrued in accordance with US GAAP. It is possible, however, that the future financial position or results of operations for any particular period could be materially affected by changes in the Company's assumptions or strategies related to these contingencies or changes out of the Company's control.

In addition, on December 31, 2012, the Company received a letter from counsel for New England Compounding Center ("NECC") demanding, among other things, that the Company indemnify NECC regarding claims made against NECC, including those related to NECC's highly-publicized compounding and sale of tainted methylprednisolone acetate. This demand relates to the limited, once-a-month cleaning services the Company provided to portions of NECC's cleanroom facilities. Based on its preliminary review of this matter, the Company believes that NECC's claims are without merit. The Company has notified its insurers of claims associated with this matter and preliminary discussions concerning coverage are ongoing. In June 2013, the Company received a subpoena from the Plaintiffs' Steering Committee (PSC) appointed in conjunction with the NECC multi-district litigation proceeding seeking information relating to the NECC matter. During August 2013, the Company responded to the PSC regarding the subpoena. On September 20, 2013, the Company entered into a tolling agreement with the PSC which, among other things, tolled defenses based on statutes of limitations with respect to certain claimants. To date, a significant number of lawsuits have been brought against NECC and other defendants from persons who were allegedly harmed as a result of NECC's compounds. Through the date of this filing, these lawsuits have not named the Company as a defendant. Based partially on communication with the PSC, the Company believes that over the course of the next year it may face a number of lawsuits related to this matter. While the Company is unable to ascertain the ultimate outcome of this matter, based on the information currently available, the Company believes that a loss with respect to this matter is neither probable nor remote, and the Company is unable to reasonably assess an estimate or range of estimates of any potential losses. If the Company is found to be liable with respect to claims brought against it relating to NECC that are not covered by its insurance, it may incur liabilities that are material to its financial condition and operating results.

Other Contingent Liabilities

As security for certain agreements with the NRC and various state agencies related to the nuclear operations (see above) and certain insurance programs, the Company had standby irrevocable bank commercial letters of credit of $47.1 million and $43.7 million outstanding as of August 31, 2013 and August 25, 2012, respectively.

12. Share-based Compensation

In fiscal 2013 and 2012, a total of 1,590 and 3,153 shares of unrestricted stock, respectively, were granted to some of the Company's non-employee directors. In fiscal 2011, a total of 6,000 shares of restricted stock were granted to the Company's non-employee Directors subject to vesting in full one year from the date of grant. Accordingly, compensation expense related to the 2013 and 2012 unrestricted stock was recognized on the date of grant while the compensation expense related to the 2011 restricted stock was recognized ratably over the vesting period.

In fiscal 2013 and 2012, the Company granted a total of 6,570 and 8,620 stock appreciation rights, respectively, under the 2010 Plan to the Company's non-employee directors. Such stock appreciation rights were fully vested upon grant, expire on the earlier of the eighth anniversary of the grant date or the second anniversary of the date that the director ceases to be a member of the Board of Directors and must be settled in stock at the time of exercise. Accordingly, compensation expense related to the stock appreciation rights were recognized on the date of grant.

On April 5, 2010, the Company entered into a Restricted Stock Award Agreement (the "Performance Criteria Restricted Stock Award Agreement") with its Chief Executive Officer ("CEO") pursuant to which the Company granted 350,000 shares (the "Performance Restricted Shares") of restricted common stock to the CEO. The Performance Restricted Shares were earned when the Company achieved certain consolidated revenues and adjusted operating margins as set forth in the Performance Criteria Restricted Stock Award Agreement during certain performance periods in fiscal 2010, fiscal 2011 and fiscal 2012 as set forth in such agreement (collectively, the "Performance Criteria"). As of August 31, 2013, the performance criteria for fiscal 2010, fiscal 2011 and fiscal 2012 have been achieved and the related restricted shares have been earned. The Performance Restricted Shares earned upon achievement of the Performance Criteria will vest in four equal amounts on the third, fourth, fifth and sixth anniversaries of the grant date provided that the CEO continues to be employed by the Company on each such date. As the Company believed that it was probable that the Performance Criteria would be met, compensation expense began being recognized as of the grant date of these shares. As required by accounting rules, the Company is recognizing compensation expense for each vesting tranche of the Performance Restricted Shares ratably from the service inception date to the vesting date for each tranche. In the event Mr. Croatti's employment with the Company is terminated by the Company without cause or by reason of his death or disability, the Performance Restricted Shares will automatically vest in full.

Also on April 5, 2010, the Company entered into a Restricted Stock Award Agreement (the "Restricted Stock Award Agreement") with the CEO pursuant to which the Company granted 50,000 shares (the "Restricted Shares") of restricted common stock to the CEO. The Restricted Shares will vest in equal amounts on each of the first six anniversaries of the grant date provided that the CEO continues to be employed by the Company on each such date. Compensation expense related to the Restricted Shares is being recognized ratably over the vesting period. In the event Mr. Croatti's employment with the Company is terminated by the Company without cause or by reason of his death or disability, the Restricted Shares will automatically vest in full.

For the Performance Criteria Restricted Stock Award Agreement and the Restricted Stock Award Agreement, the fair value of the restricted shares was the closing price on April 5, 2010, which was $51.39.

Compensation expense for all share-based compensation, which includes Share-Based Awards and restricted stock grants, for the five fiscal years subsequent to August 31, 2013 is as follows (in thousands):

	Share-Based Awards	Restricted Stock	Total
2014	$ 1,360	$ 2,725	$ 4,085
2015	1,048	1,697	2,745
2016	754	680	1,434
2017	482	—	482
2018	75	—	75
Total	$ 3,719	$ 5,102	$ 8,821

As of August 31, 2013, the total compensation cost not yet recognized related to non-vested share-based compensation grants was approximately $8.8 million. The weighted average periods over which compensation cost for Share-Based Awards and restricted stock will be recognized are 2.4 years and 1.6 years, respectively.

The following table summarizes the Share-Based Award activity for the fiscal year ended August 31, 2013:

	Number of Shares	Weighted Average Exercise Price
Outstanding, August 25, 2012	560,270	$ 41.74
Granted	127,870	70.08
Exercised	(97,600)	38.39
Forfeited	(6,000)	44.80
Outstanding, August 31, 2013	584,540	$ 48.47
Exercisable, August 31, 2013	100,340	$ 44.78

13. Shareholders' Equity

The Company has two classes of common stock: Common Stock and Class B Common Stock. Each share of Common Stock is entitled to one vote, is freely transferable, and is entitled to a cash dividend equal to 125% of any cash dividend paid on each share of Class B Common Stock. Each share of Class B Common Stock is entitled to ten votes and can be converted to Common Stock on a share-for-share basis. However, until converted to Common Stock, shares of Class B Common Stock are not freely transferable. For the year ended August 31, 2013, a total of 12,000 shares of Class B Common Stock were converted to Common Stock.

14. Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income, net of tax, are as follows (in thousands):

	Foreign Currency Translation	Pension-related	Total Accumulated Other Comprehensive Income (Loss)
Balance, August 27, 2011	$ 13,848	$ (4,011)	$ 9,837
Change during the year	(2,204)	(362)	(2,566)
Balance, August 25, 2012	11,644	(4,373)	7,271
Change during the year	(6,081)	255	(5,826)
Balance, August 31, 2013	$ 5,563	$ (4,118)	$ 1,445

15. Segment Reporting

Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company's chief operating decision maker is the Company's chief executive officer. The Company has six operating segments based on the information reviewed by its chief executive officer; US Rental and Cleaning, Canadian Rental and Cleaning, Manufacturing ("MFG"), Corporate, Specialty Garments Rental and Cleaning ("Specialty Garments") and First Aid. The US Rental and Cleaning and Canadian Rental and Cleaning operating segments have been combined to form the US and Canadian Rental and Cleaning reporting segment, and as a result, the Company has five reporting segments.

The US and Canadian Rental and Cleaning reporting segment purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the United States and Canada. The laundry locations of the US and Canadian Rental and Cleaning reporting segment are referred to by the Company as "industrial laundries" or "industrial laundry locations."

The MFG operating segment designs and manufactures uniforms and non-garment items solely for the purpose of providing these goods to the US and Canadian Rental and Cleaning reporting segment. MFG revenues are generated when goods are shipped from the Company's manufacturing facilities, or its subcontract manufacturers, to other Company locations. These revenues are recorded at a transfer price which is typically in excess of the actual manufacturing cost. Products are carried in inventory and subsequently placed in service and amortized at this transfer price. On a consolidated basis, intercompany revenues and income are eliminated and the carrying value of inventories and rental merchandise in service is reduced to the manufacturing cost. Income before income taxes from MFG net of the intercompany MFG elimination offsets the merchandise amortization costs incurred by the US and Canadian Rental and Cleaning reporting segment as the merchandise costs of this reporting segment are amortized and recognized based on inventories purchased from MFG at the transfer price which is above the Company's manufacturing cost.

The Corporate operating segment consists of costs associated with the Company's distribution center, sales and marketing, information systems, engineering, materials management, manufacturing planning, finance, budgeting, human resources, other general and administrative costs and interest expense. The revenues generated from the Corporate operating segment represent certain direct sales made by the Company directly from its distribution center. The products sold by this operating segment are the same products rented and sold by the US and Canadian Rental and Cleaning reporting segment. In the table below, no assets or capital expenditures are presented for the Corporate operating segment because no assets are allocated to this operating segment in the information reviewed by the chief executive officer. However, depreciation and amortization expense related to certain assets are reflected in income from operations and income before income taxes for the Corporate operating segment. The assets that give rise to this depreciation and amortization are included in the total assets of the US and Canadian Rental and Cleaning reporting segment as this is how they are tracked and reviewed by the Company. The majority of expenses accounted for within the Corporate segment relate to costs of the US and Canadian Rental and Cleaning segment, with the remainder of the costs relating to the Specialty Garment and First Aid segments.

The Specialty Garments operating segment purchases, rents, cleans, delivers and sells, specialty garments and non-garment items primarily for nuclear and cleanroom applications and provides cleanroom cleaning services at limited customer locations. The First Aid operating segment sells first aid cabinet services and other safety supplies as well as maintains wholesale distribution and pill packaging operations.

The Company refers to the US and Canadian Rental and Cleaning, MFG, and Corporate reporting segments combined as its "Core Laundry Operations," which is included as a subtotal in the following tables (in thousands):

As of and for the year ended August 31, 2013	**US and Canadian Rental and Cleaning**	**MFG**	**Net Interco MFG Elim**	**Corporate**	**Subtotal Core Laundry Operations**	**Specialty Garments**	**First Aid**	**Total**
Revenues	$ 1,200,286	$ 170,867	$ (170,867)	$ 14,079	$ 1,214,365	$ 96,688	$ 44,462	$ 1,355,515
Income (loss) from operations	$ 200,852	$ 61,896	$ (9,729)	$ (82,357)	$ 170,662	$ 10,539	$ 5,002	$ 186,203
Interest (income) expense, net	$ (2,944)	$ —	$ —	$ 1,394	$ (1,550)	$ —	$ —	$ (1,550)
Income (loss) before taxes	$ 203,798	$ 61,749	$ (9,729)	$ (83,783)	$ 172,035	$ 10,572	$ 5,002	$ 187,609
Depreciation and amortization	$ 46,793	$ 1,033	$ —	$ 15,296	$ 63,122	$ 5,114	$ 1,371	$ 69,607
Capital expenditures	$ 97,519	$ 3,559	$ —	$ —	$ 101,078	$ 1,962	$ 486	$ 103,526
Total assets	$ 1,240,487	$ 31,781	$ —	$ —	$ 1,272,268	$ 79,640	$ 21,517	$ 1,373,425

As of and for the year ended August 25, 2012	**US and Canadian Rental and Cleaning**	**MFG**	**Net Interco MFG Elim**	**Corporate**	**Subtotal Core Laundry Operations**	**Specialty Garments**	**First Aid**	**Total**
Revenues	$ 1,099,421	$ 160,421	$ (160,421)	$ 12,902	$ 1,112,323	$ 102,758	$ 41,208	$ 1,256,289
Income (loss) from operations	$ 164,793	$ 50,036	$ (5,168)	$ (76,376)	$ 133,285	$ 13,460	$ 4,363	$ 151,108
Interest (income) expense, net	$ (2,535)	$ —	$ —	$ 1,929	$ (606)	$ —	$ —	$ (606)
Income (loss) before taxes	$ 167,284	$ 50,101	$ (5,168)	$ (78,345)	$ 133,872	$ 12,499	$ 4,363	$ 150,734
Depreciation and amortization	$ 43,501	$ 1,133	$ —	$ 15,599	$ 60,233	$ 4,788	$ 1,418	$ 66,439
Capital expenditures	$ 66,526	$ 1,306	$ —	$ —	$ 67,832	$ 6,044	$ 673	$ 74,549
Total assets	$ 1,108,362	$ 28,099	$ —	$ —	$ 1,136,461	$ 83,137	$ 20,936	$ 1,240,534

As of and for the year ended August 27, 2011	US and Canadian Rental and Cleaning	MFG	Net Interco MFG Elim	Corporate	Subtotal Core Laundry Operations	Specialty Garments	First Aid	Total
Revenues	$ 986,028	$ 160,042	$ (160,042)	$ 10,929	$ 996,957	$ 103,322	$ 33,847	$ 1,134,126
Income (loss) from operations	$ 144,431	$ 48,839	$ (8,807)	$ (78,738)	$ 105,725	$ 15,292	$ 2,956	$ 123,973
Interest (income) expense, net	$ (2,307)	$ —	$ —	$ 6,493	$ 4,186	$ —	$ —	$ 4,186
Income (loss) before taxes	$ 146,745	$ 48,748	$ (8,807)	$ (85,146)	$ 101,540	$ 16,076	$ 2,956	$ 120,572
Depreciation and amortization	$ 41,322	$ 1,194	$ —	$ 16,252	$ 58,768	$ 4,500	$ 1,465	$ 64,733
Capital expenditures	$ 55,799	$ 2,653	$ —	$ --	$ 58,452	$ 5,028	$ 367	$ 63,847
Total assets	$ 1,015,977	$ 28,879	$ —	$ --	$ 1,044,856	$ 76,351	$ 20,313	$ 1,141,520

The Company's long-lived assets as of August 31, 2013 and August 25, 2012 and revenues and income before income taxes for the years ended August 31, 2013, August 25, 2012 and August 27, 2011 were attributed to the following countries (in thousands):

Long-lived assets as of:	August 31, 2013	August 25, 2012
United States	$ 769,121	$ 706,379
Europe, Canada, Mexico and Nicaragua (1)	42,930	46,475
Total	$ 812,051	$ 752,854

Revenues for the year ended:	August 31, 2013	August 25, 2012	August 27, 2011
United States	$ 1,236,414	$ 1,144,753	$ 1,029,003
Europe and Canada (1)	119,101	111,536	105,123
Total	$ 1,355,515	$ 1,256,289	$ 1,134,126

Income before income taxes for the year ended:	August 31, 2013	August 25, 2012	August 27, 2011
United States	$ 171,899	$ 134,651	$ 105,257
Europe, Canada, Mexico and Nicaragua (1)	15,710	16,083	15,315
Total	$ 187,609	$ 150,734	$ 120,572

(1) No country accounts for greater than 10% of total long-lived assets, revenues or income before income taxes.

16. Subsequent Events

On September 14, 2013, the Company repaid in full at maturity from its cash reserves the $100 million of Floating Rate Notes. The Floating Rate Notes were originally issued in 2006 and bore interest at LIBOR plus 50 basis points.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of UniFirst Corporation

We have audited the accompanying consolidated balance sheets of UniFirst Corporation and subsidiaries (the "Company") as of August 31, 2013 and August 25, 2012, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended August 31, 2013. Our audits also included the financial statement schedule listed in the Index at item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UniFirst Corporation and subsidiaries at August 31, 2013 and August 25, 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), UniFirst Corporation's internal control over financial reporting as of August 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated October 30, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Boston, Massachusetts

October 30, 2013

Quarterly Financial Data (Unaudited)

The following is a summary of the results of operations for each of the quarters within the years ended August 31, 2013 and August 25, 2012. This quarterly financial information was prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission; however, the Company believes that the information furnished reflects all adjustments (consisting only of normal recurring adjustments) which were, in the opinion of management, necessary for a fair statement of results in the interim periods. This summary should be read in conjunction with these Consolidated Financial Statements and notes to Consolidated Financial Statements.

(In thousands, except per share data) **For the year ended August 31, 2013**	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Revenues	$ 332,569	$ 334,306	$ 335,764	$ 352,876
Income before income taxes	50,426	43,215	45,831	48,137
Provision for income taxes	19,666	16,573	17,109	17,576
Net income	$ 30,760	$ 26,642	$ 28,722	$ 30,561
Income per share – basic				
Common Stock	$ 1.62	$ 1.40	$ 1.51	$ 1.61
Class B Common Stock	$ 1.30	$ 1.12	$ 1.21	$ 1.29
Income per share – diluted				
Common Stock	$ 1.54	$ 1.33	$ 1.43	$ 1.52
Income allocated to – basic				
Common Stock	$ 24,191	$ 20,963	$ 22,638	$ 24,123
Class B Common Stock	$ 6,025	$ 5,209	$ 5,647	$ 6,033
Income allocated to – diluted				
Common Stock	$ 30,244	$ 26,196	$ 28,307	$ 30,178
Weighted average number of shares outstanding – basic				
Common Stock	14,925	14,962	14,993	15,017
Class B Common Stock	4,647	4,647	4,675	4,694
Weighted average number of shares outstanding – diluted				
Common Stock	19,693	19,747	19,820	19,882

(In thousands, except per share data) **For the year ended August 25, 2012**	**First Quarter**	**Second Quarter**	**Third Quarter(1)**	**Fourth Quarter**
Revenues	$ 313,025	$ 309,959	$ 320,931	$ 312,374
Income before income taxes	41,785	31,086	42,360	35,503
Provision for income taxes	15,983	11,890	14,901	12,971
Net income	$ 25,802	$ 19,196	$ 27,459	$ 22,532
Income per share – basic				
Common Stock	$ 1.37	$ 1.01	$ 1.45	$ 1.19
Class B Common Stock	$ 1.09	$ 0.81	$ 1.16	$ 0.95
Income per share – diluted				
Common Stock	$ 1.30	$ 0.96	$ 1.37	$ 1.13
Income allocated to – basic				
Common Stock	$ 20,258	$ 15,081	$ 21,587	$ 17,717
Class B Common Stock	$ 5,068	$ 3,765	$ 5,381	$ 4,416
Income allocated to – diluted				
Common Stock	$ 25,350	$ 18,863	$ 26,993	$ 22,153
Weighted average number of shares outstanding – basic				
Common Stock	14,838	14,873	14,905	14,912
Class B Common Stock	4,641	4,640	4,644	4,647
Weighted average number of shares outstanding – diluted				
Common Stock	19,557	19,605	19,646	19,664

(1) In the third fiscal quarter of 2012, operating results benefited from a settlement of environmental litigation that resulted in the Company recording a $6.7 million pre-tax gain. This gain translated into a $0.21 benefit to the Company's diluted earnings per share.

The Company's fiscal year ends on the last Saturday in August. For financial reporting purposes, fiscal 2013 consisted of 53 weeks, and fiscal 2012 and fiscal 2011 both consisted of 52 weeks. Each of the quarterly periods contained 13 weeks except for the fourth quarter of fiscal 2013 which contained 14 weeks.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that material information relating to the Company required to be disclosed by the Company in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in designing and evaluating the controls and procedures. We continue to review our disclosure controls and procedures, and our internal control over financial reporting, and may from time to time make changes aimed at enhancing their effectiveness and to ensure that our systems evolve with our business.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended August 31, 2013 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Management's Responsibility for Financial Statements

Our management is responsible for the preparation, integrity and objectivity of our Consolidated Financial Statements and other financial information contained in our Annual Report on Form 10-K. Those Consolidated Financial Statements were prepared in conformity with accounting principles generally accepted in the United States. In preparing those Consolidated Financial Statements, Management was required to make certain estimates and judgments, which are based upon currently available information and Management's view of current conditions and circumstances.

The Audit Committee of our Board of Directors, which consists solely of independent directors, oversees our process of reporting financial information and the audit of our Consolidated Financial Statements. The Audit Committee stays informed of our financial condition and regularly reviews management's financial policies and procedures, the independence of our independent auditors, our internal control and the objectivity of our financial reporting. Our independent registered public accounting firm has full access to the Audit Committee and meets with the Audit Committee periodically, both with and without Management present.

We have retained Ernst & Young LLP, an independent registered public accounting firm, to audit our Consolidated Financial Statements found in this Annual Report on Form 10-K for the year ended August 31, 2013. We have made available to Ernst & Young LLP all of our financial records and related data in connection with their audit of our Consolidated Financial Statements.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of our internal control over financial reporting as of August 31, 2013. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in *Internal Control—Integrated Framework* (1992 Framework). Management concluded that based on its assessment, our internal control over financial reporting was effective as of August 31, 2013. The effectiveness of our internal control over financial reporting as of August 31, 2013 has been audited by Ernst & Young LLP, and a copy of its attestation report is included below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of UniFirst Corporation

We have audited UniFirst Corporation and subsidiaries' internal control over financial reporting as of August 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). UniFirst Corporation and subsidiaries management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, UniFirst Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of August 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of UniFirst Corporation and subsidiaries as of August 31, 2013 and August 25, 2012, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended August 31, 2013 of UniFirst Corporation and subsidiaries and our report dated October 30, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Boston, Massachusetts

October 30, 2013

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a Statement of Corporate Policy and Code of Business Conduct and Ethics, which applies to our directors and all of our employees, including our principal executive officer, principal financial officer, principal accounting officer and corporate controller. Our Statement of Corporate Policy and Code of Business Conduct and Ethics is available, free of charge, on our website at www.unifirst.com. Information contained on our website is not part of this Annual Report on Form 10-K or the documents incorporated by reference into this Annual Report on Form 10-K. We intend to disclose any amendment to or waiver of a provision of the Statement of Corporate Policy and Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller by posting such information on our website at www.unifirst.com.

Information regarding our directors and executive officers required by this Item 10 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2014 Annual Meeting of Shareholders and is incorporated by reference into this Item 10. Certain information required by this Item 10 is set forth in Item 1 of this Annual Report on Form 10-K under the heading "Executive Officers".

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item 11 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2014 Annual Meeting of Shareholders and is incorporated by reference into this Item 11.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item 12 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2014 Annual Meeting of Shareholders and is incorporated by reference into this Item 12.

Information concerning our equity compensation plans contained in the table entitled "Equity Compensation Plan Information" set forth in Item 5 of this Annual Report on Form 10-K is incorporated by reference into this Item 12.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item 13 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2014 Annual Meeting of Shareholders and is incorporated by reference into this Item 13.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this Item 14 will be included in our definitive Proxy Statement to be filed with the Securities and Exchange Commission for our 2014 Annual Meeting of Shareholders and is incorporated by reference into this Item 14.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The financial statements listed below are filed as part of this report:

(1) and (2) FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES.

The financial statements listed below are included under Item 8 of this Annual Report on Form 10-K:

Consolidated statements of income for each of the three years in the period ended August 31, 2013

Consolidated balance sheets as of August 31, 2013 and August 25, 2012

Consolidated statements of shareholders' equity for each of the three years in the period ended August 31, 2013

Consolidated statements of cash flows for each of the three years in the period ended August 31, 2013

Notes to Consolidated Financial Statements

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Management's Report on Internal Control Over Financial Reporting

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The following additional schedule is filed herewith:

Schedule II — Valuation and qualifying accounts and reserves for each of the three years in the period ended August 31, 2013

UNIFIRST CORPORATION AND SUBSIDIARIES
SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS AND RESERVES FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED AUGUST 31, 2013 (IN THOUSANDS)

Description	Balance, Beginning of Period	Charged to Costs and Expenses	Charges for Which Reserves Were Created or Deductions	Balance, End of Period
Reserves for Accounts Receivable				
For the year ended August 31, 2013	$ 5,152	$ 3,939	$ (4,197)	$ 4,894
For the year ended August 25, 2012	$ 4,201	$ 6,221	$ (5,270)	$ 5,152
For the year ended August 27, 2011	$ 4,102	$ 3,751	$ (3,652)	$ 4,201
Reserve for Obsolete Inventory				
For the year ended August 31, 2013	$ 2,322	$ 251	$ (555)	$ 2,018
For the year ended August 25, 2012	$ 1,410	$ 1,465	$ (553)	$ 2,322
For the year ended August 27, 2011	$ 1,783	$ 52	$ (425)	$ 1,410

Separate financial statements of the Company have been omitted because the Company is primarily an operating company and all subsidiaries included in the Consolidated Financial Statements are totally held.

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements or the notes thereto.

3. EXHIBITS. The list of exhibits filed as part of this Annual Report on Form 10-K is set forth below.

	DESCRIPTION
3.1	Restated Articles of Organization (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006); Articles of Amendment dated January 13, 1988 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006); and Articles of Amendment dated January 21, 1993 (incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006)
3.2	By-laws (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on January 10, 2008)
4.1	Specimen Stock Certificate for Shares of Common Stock (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006)
10.1	Form of UniFirst Corporation stock option award to non-employee directors under the Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10-E to the Company's Annual Report on Form 10-K for the fiscal year ended August 27, 2004 filed with the Commission on November 12, 2004)
10.2	Form of UniFirst Corporation stock option award to executive officers under the Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10-F to the Company's Annual Report on Form 10-K for the fiscal year ended August 27, 2004 filed with the Commission on November 12, 2004)
10.3	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan dated as of March 8, 2006 (incorporated by reference to the Company's Current Report on Form 8-K and the exhibit thereto filed with the Commission on March 8, 2006)
10.4	Amendment to the UniFirst Corporation Unfunded Supplemental Executive Retirement Plan dated as of January 8, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on January 10, 2009)
10.5	Note Purchase Agreement, dated as of September 14, 2006 (incorporated by reference to Exhibit 10.6 the Company's Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.6	Form of Restricted Stock Award Agreement under the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 the Company's Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.7	Employment Agreement, dated as of April 5, 2010, by and between UniFirst Corporation and Ronald D. Croatti (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)
10.8	Restricted Stock Award Agreement, dated April 5, 2010, by and between UniFirst Corporation and Ronald D. Croatti (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)
10.9	Restricted Stock Award Agreement, dated April 5, 2010, by and between UniFirst Corporation and Ronald D. Croatti (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)
10.10	UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)
10.11	Second Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)
10.12	Third Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)
10.13	Fourth Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)

10.14	Fifth Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)
10.15	UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.16	Form of Stock Appreciation Right Award Agreement for Company Employees under the UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.17	Form of Stock Appreciation Right Agreement for Non-Employee Directors under the UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.18	Form of Non-Qualified Stock Option Agreement for Company Employees under the UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.19	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors under the UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.20	Credit Agreement, dated as of May 5, 2011, among UniFirst Corporation and certain of its subsidiaries, Bank of America, N.A., in its capacity as Administrative Agent, Swing Line Lender and an L/C Issuer, and the other Lenders from time to time a party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on May 9, 2011)
10.21	UniFirst Corporation CEO Cash Incentive Bonus Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on December 7, 2012)
* 21	List of Subsidiaries
* 23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
* 31.1	Rule 13a-14(a)/15d-14(a) Certification of Ronald D. Croatti
* 31.2	Rule 13a-14(a)/15d-14(a) Certification of Steven S. Sintros
** 32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
** 32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
101	The following materials from UniFirst Corporation's Annual Report on Form 10-K for the year ended August 31, 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Shareholders' Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.

* Filed herewith

** Furnished herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UniFirst Corporation

By: /s/ Ronald D. Croatti
Ronald D. Croatti
President and Chief Executive Officer

October 30, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME	TITLE	DATE
/s/ Ronald D. Croatti Ronald D. Croatti	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	October 30, 2013
/s/ Steven S. Sintros Steven S. Sintros	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 30, 2013
/s/ Cynthia Croatti Cynthia Croatti	Director	October 30, 2013
Phillip L. Cohen	Director	
/s/ Kathleen Camilli Kathleen Camilli	Director	October 30, 2013
/s/ Donald J. Evans Donald J. Evans	Director	October 30, 2013
/s/ Michael Iandoli Michael Iandoli	Director	October 30, 2013
/s/Thomas Postek Thomas S. Postek	Director	October 30, 2013

EXHIBIT INDEX

DESCRIPTION

3.1	Restated Articles of Organization (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006); Articles of Amendment dated January 13, 1988 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006); and Articles of Amendment dated January 21, 1993 (incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006)
3.2	By-laws (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on January 10, 2008)
4.1	Specimen Stock Certificate for Shares of Common Stock (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on July 5, 2006)
10.1	Form of UniFirst Corporation stock option award to non-employee directors under the Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10-E to the Company's Annual Report on Form 10-K for the fiscal year ended August 27, 2004 filed with the Commission on November 12, 2004)
10.2	Form of UniFirst Corporation stock option award to executive officers under the Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10-F to the Company's Annual Report on Form 10-K for the fiscal year ended August 27, 2004 filed with the Commission on November 12, 2004)
10.3	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan dated as of March 8, 2006 (incorporated by reference to the Company's Current Report on Form 8-K and the exhibit thereto filed with the Commission on March 8, 2006)
10.4	Amendment to the UniFirst Corporation Unfunded Supplemental Executive Retirement Plan dated as of January 8, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on January 10, 2009)
10.5	Note Purchase Agreement, dated as of September 14, 2006 (incorporated by reference to Exhibit 10.6 the Company's Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.6	Form of Restricted Stock Award Agreement under the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 the Company's Quarterly Report on Form 10-Q filed with the Commission on April 9, 2009)
10.7	Employment Agreement, dated as of April 5, 2010, by and between UniFirst Corporation and Ronald D. Croatti (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)
10.8	Restricted Stock Award Agreement, dated April 5, 2010, by and between UniFirst Corporation and Ronald D. Croatti (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)
10.9	Restricted Stock Award Agreement, dated April 5, 2010, by and between UniFirst Corporation and Ronald D. Croatti (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)
10.10	UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)
10.11	Second Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)
10.12	Third Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)
10.13	Fourth Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the Commission on January 7, 2010)

10.14	Fifth Amendment to the UniFirst Corporation Amended 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the Commission on April 8, 2010)
10.15	UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.16	Form of Stock Appreciation Right Award Agreement for Company Employees under the UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.17	Form of Stock Appreciation Right Agreement for Non-Employee Directors under the UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.18	Form of Non-Qualified Stock Option Agreement for Company Employees under the UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.19	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors under the UniFirst Corporation 2010 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the Commission on January 14, 2011)
10.20	Credit Agreement, dated as of May 5, 2011, among UniFirst Corporation and certain of its subsidiaries, Bank of America, N.A., in its capacity as Administrative Agent, Swing Line Lender and an L/C Issuer, and the other Lenders from time to time a party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on May 9, 2011)
10.21	UniFirst Corporation CEO Cash Incentive Bonus Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on December 7, 2012)
* 21	List of Subsidiaries
* 23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
* 31.1	Rule 13a-14(a)/15d-14(a) Certification of Ronald D. Croatti
* 31.2	Rule 13a-14(a)/15d-14(a) Certification of Steven S. Sintros
** 32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
** 32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
101	The following materials from UniFirst Corporation's Annual Report on Form 10-K for the year ended August 31, 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Shareholders' Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.

* Filed herewith

** Furnished herewith

Exhibit 21

List of subsidiaries of the Company:

Name of Subsidiary	Jurisdiction of Organization or Incorporation
UniFirst Holdings, Inc.	Delaware
UniTech Services Group, Inc.	California
UniFirst First-Aid Corporation	Maryland
UniTech Services Canada Ltd.	Canada
UniTech Services SAS	France
UniTech Services B.V.	Netherlands
UniTech Services GmbH	Germany
UniTech Services Group Ltd.	United Kingdom
UniFirst Canada Ltd.	Canada
RC Air LLC	New Hampshire
UONE Corporation	Massachusetts
Uniformes de San Luis S.A. de C.V.	Mexico
UniFirst S.A. de C.V.	Mexico
UniFirst Far East Limited	Hong Kong
UniFirst Manufacturing Corporation	Massachusetts
UniFirst Nicaragua S.A. de C.V.	Nicaragua

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Files No. 333-177485, 333-165840, 333-142138, 333-82682, 333-96097, and 033-60781) of UniFirst Corporation of our reports dated October 30, 2013, with respect to the consolidated financial statements and schedule of UniFirst Corporation and subsidiaries, and the effectiveness of internal control over financial reporting of UniFirst Corporation and subsidiaries, included in this Annual Report (Form 10-K) of UniFirst Corporation for the year ended August 31, 2013.

/s/ Ernst & Young LLP
Boston, Massachusetts

October 30, 2013

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECURITIES EXCHANGE ACT RULE 13a-14(a)/15d-14(a) AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ronald D. Croatti, certify that:

1. I have reviewed this Annual Report on Form 10-K of UniFirst Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant, and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: October 30, 2013

By: /s/ Ronald D. Croatti
Ronald D. Croatti,
Chief Executive Officer
(Principal Executive Officer)

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECURITIES EXCHANGE ACT RULE 13a-14(a)/15d-14(a) AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Steven S. Sintros, certify that:

1. I have reviewed this Annual Report on Form 10-K of UniFirst Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant, and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: October 30, 2013

By: /s/ Steven S. Sintros
Steven S. Sintros
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), I, Ronald D. Croatti, President and Chief Executive Officer of UniFirst Corporation (the "Company"), do hereby certify, to the best of my knowledge, that:

(1) The Company's Annual Report on Form 10-K for the year ended August 31, 2013 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 30, 2013

By: /s/ Ronald D. Croatti
Ronald D. Croatti, President and
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), I, Steven S. Sintros, Chief Financial Officer of UniFirst Corporation (the "Company"), do hereby certify, to the best of my knowledge, that:

(1) The Company's Annual Report on Form 10-K for the year ended August 31, 2013 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 30, 2013

By: /s/ Steven S. Sintros
Steven S. Sintros
Chief Financial Officer
(Principal Financial Officer)



UNIFIRST CORPORATION

68 Jonspin Road
Wilmington, Massachusetts 01887

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held On Tuesday, January 14, 2014

The Annual Meeting of Shareholders (the "Annual Meeting") of UniFirst Corporation (the "Company") will be held at the corporate offices of the Company located at 68 Jonspin Road, Wilmington, Massachusetts 01887 on Tuesday, January 14, 2014 at 10:00 A.M. for the following purposes:

1. To elect three Class II Directors, nominated by the Board of Directors, each to serve for a term of three years until the 2017 Annual Meeting of Shareholders and until their respective successors are duly elected and qualified;

2. To approve the UniFirst Corporation CEO Cash Incentive Bonus Plan;

3. To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending August 30, 2014; and

4. To consider and act upon any other matters which may properly come before the meeting or any adjournment or postponement thereof.

Proposal 1 above relates solely to the election of three Class II Directors of the Company nominated by the Board of Directors and does not include any other matters relating to the election of directors, including without limitation, the election of directors nominated by any shareholder of the Company.

The Board of Directors has fixed the close of business on November 20, 2013 as the record date for the Annual Meeting. All shareholders of record on that date are entitled to receive notice of and to vote at the meeting.

Under Securities and Exchange Commission rules, the Company is providing access to the proxy materials for the Annual Meeting to shareholders via the Internet. Accordingly, you can access the proxy materials and vote at www.investorvote.com. Instructions for accessing the proxy materials and voting are described below and in the Annual Shareholder Meeting Notice (the "Notice") that you received in the mail. Please review the proxy materials prior to voting.

Your vote is very important. Please vote by one of the following methods:

1. BY **INTERNET**, by going to the Internet web address www.investorvote.com and following the instructions on the Notice you received in the mail and on the website. In order to vote via the Internet, you must use the numbers provided in the shaded bar of the Notice. Proxies submitted by the Internet must be received by 11:59 P.M., Eastern Time, on January 13, 2014.

2. BY **TELEPHONE**, by dialing 1-800-652-VOTE (8683) within the United States, U.S. territories, and Canada any time on a touch tone telephone and following the instructions provided by the recorded message. In order to vote via telephone, you must use the numbers provided in the shaded bar of the Notice. Proxies submitted by telephone must be received by 11:59 P.M., Eastern Time, on January 13, 2014.

3. BY **PROXY CARD**, if you have requested a proxy card by mail in accordance with the instructions in the Notice, by completing, dating, signing, and returning the proxy card in the postage-prepaid envelope provided. If you vote by Internet or telephone, please do not mail your proxy card. Your proxy card must be received prior to the Annual Meeting.

If you attend the Annual Meeting, you may vote in person by ballot even if you have previously voted by Internet, by telephone or by returning your proxy card. Any proxy may be revoked by delivery of a later dated proxy.

By Order of the Board of Directors,

RAYMOND C. ZEMLIN, Secretary

Wilmington, Massachusetts
December 3, 2013

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE ANNUAL MEETING, PLEASE REVIEW THE PROXY MATERIALS, INCLUDING OUR 2013 ANNUAL REPORT ON FORM 10-K, AT WWW.INVESTORVOTE.COM AND VOTE BY INTERNET, BY TELEPHONE OR BY PROXY CARD IN ACCORDANCE WITH THE INSTRUCTIONS IN THIS PROXY STATEMENT AND THE NOTICE. IF YOU ATTEND THE MEETING, YOU MAY CONTINUE TO HAVE YOUR SHARES VOTED AS INSTRUCTED IN THE PROXY OR YOU MAY WITHDRAW YOUR PROXY AT THE MEETING AND VOTE YOUR SHARES IN PERSON.

Important

Please note that due to security procedures, if you decide to attend the Annual Meeting, you will be required to show a form of picture identification to gain access to the offices of UniFirst Corporation. Please contact the Company's Investor Relations group at (978) 658-8888 if you plan to attend the Annual Meeting.

UNIFIRST CORPORATION
68 Jonspin Road
Wilmington, Massachusetts 01887

PROXY STATEMENT FOR 2014 ANNUAL MEETING OF SHAREHOLDERS
to be held on January 14, 2014
at 10:00 A.M. at the corporate offices of UniFirst Corporation
located at 68 Jonspin Road,
Wilmington, Massachusetts 01887

General Information

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of UniFirst Corporation (the "Company", "UniFirst", "we", "our" or "us") for use at the 2014 Annual Meeting of Shareholders to be held on Tuesday, January 14, 2014 (the "Annual Meeting") and at any adjournments or postponements thereof. This Proxy Statement and the accompanying Notice of Annual Meeting are first being made available to shareholders on or about December 3, 2013.

The Board of Directors has fixed the close of business on November 20, 2013 as the "Record Date" for the determination of the shareholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof. As of the close of business on the Record Date, there were outstanding and entitled to vote 15,158,182 shares of common stock, par value $0.10 per share ("Common Stock"), and 4,866,519 shares of Class B common stock, par value $0.10 per share ("Class B Common Stock"). Transferees after such date will not be entitled to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share.

As more fully described in this Proxy Statement, the purposes of the Annual Meeting are (1) to elect three Class II Directors, nominated by the Board of Directors, each to serve for a term of three years until the 2017 Annual Meeting of Shareholders and until their respective successors are duly elected and qualified; (2) to approve the UniFirst Corporation CEO Cash Incentive Bonus Plan (the "CEO Bonus Plan"); (3) to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending August 30, 2014; and (4) to consider and act upon any other matters which may properly come before the Annual Meeting or any adjournment or postponement thereof.

With respect to the election of three Class II Directors, a plurality of the votes cast by holders of shares of Common Stock and Class B Common Stock, voting together as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon, is necessary to elect Ronald D. Croatti, Donald J. Evans and Thomas S. Postek. Votes may be cast FOR or WITHHOLD on the election of each of Messrs. Croatti, Evans and Postek. With respect to the approval of the CEO Bonus Plan, the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm and each other matter expected to be voted upon at the Annual Meeting, the affirmative vote of a majority of the votes cast by holders of shares of Common Stock and Class B Common Stock, voting together as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon, is required for approval. Votes may be cast FOR, AGAINST or ABSTAIN on the proposal to approve the CEO Bonus Plan and the proposal to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending August 30, 2014.

The representation in person or by proxy of at least a majority of all Common Stock and Class B Common Stock issued, outstanding and entitled to vote at the Annual Meeting shall constitute a quorum for the transaction of business. Consistent with applicable law, the Company intends to count abstentions and broker non-votes for the purpose of determining the presence or absence of a quorum for the transaction of business. A broker "non-vote" refers to shares held by a broker or nominee that does not have the authority, either express or discretionary, to vote on a particular matter. Any shares not voted (whether by abstention, broker non-vote or otherwise) will have no impact on the election of Directors, except to the extent that the failure to vote for an individual results in another individual receiving a larger percentage of votes, and no impact on the proposal to approve the CEO Bonus Plan, the proposal to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending August 30, 2014 or each other matter expected to be voted on at the Annual Meeting.

Your vote is very important. Please vote by one of the following methods:

1. BY **INTERNET**, by going to the Internet web address www.investorvote.com and following the instructions on the Annual Shareholder Meeting Notice (the "Notice") you received in the mail and on the website. In order to vote via the Internet, you must use the numbers provided in the shaded bar of the Notice. Proxies submitted by the Internet must be received by 11:59 P.M., Eastern Time, on January 13, 2014.

2. BY **TELEPHONE**, by dialing 1-800-652-VOTE (8683) within the United States, U.S. territories, and Canada any time on a touch tone telephone and following the instructions provided by the recorded message. In order to vote via telephone, you must use the numbers provided in the shaded bar of the Notice. Proxies submitted by telephone must be received by 11:59 P.M., Eastern Time, on January 13, 2014.

3. BY **PROXY CARD**, if you have requested a proxy card by mail in accordance with the instructions in the Notice, by completing, dating, signing, and returning the proxy card in the postage-prepaid envelope provided. If you vote by Internet or telephone, please do not mail your proxy card. Your proxy card must be received prior to the Annual Meeting.

If you attend the Annual Meeting, you may vote in person by ballot even if you have previously voted by Internet, by telephone or by returning your proxy card. Any proxy may be revoked by delivery of a later dated proxy.

Shares represented by a properly executed proxy received prior to the times above and not revoked will be voted at the Annual Meeting as directed on the proxy. If a properly executed proxy is submitted and no instructions are given, the proxy (1) will be voted FOR the election of each of the three nominees for Class II Director of the Company named in this Proxy Statement, each to serve for a term of three years until the 2017 Annual Meeting of Shareholders and until their respective successors are duly elected and qualified, (2) will be voted FOR the approval of the CEO Bonus Plan and (3) will be voted FOR the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending August 30, 2014. It is not anticipated that any matter other than those set forth in this Proxy Statement will be presented at the Annual Meeting. If other matters are presented, proxies will be voted in accordance with the discretion of the proxy holders. The Board of Directors recommends a vote (1) FOR the election of each of the three nominees for Class II Director of the Company named in this Proxy Statement, each to serve for a term of three years until the 2017 Annual Meeting of Shareholders and until their respective successors are duly elected and qualified, (2) FOR the approval of the CEO Bonus Plan and (3) FOR the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending August 30, 2014.

A shareholder of record may revoke a proxy at any time before it has been exercised by (1) filing a written revocation with the Secretary of the Company at the address of the Company set forth above, (2) properly casting a new vote via the Internet or by telephone at any time before the closure of the Internet or telephone voting facilities, (3) filing a duly executed proxy bearing a later date, or (4) appearing in person and voting by ballot at the Annual Meeting. Any shareholder of record as of the Record Date attending the Annual Meeting may vote in person whether or not a proxy has been previously given, but the presence (without further action) of a shareholder at the Annual Meeting will not constitute revocation of a previously given proxy. Any written revocation of a proxy should be sent so as to be delivered to UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887, Attention: Secretary prior to the vote at the Annual Meeting.

The expense of this proxy solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, on the Internet website www.investorvote.com and by telephone, the Directors, officers and employees of the Company may also solicit proxies personally, by telephone or by mail without special compensation for such activities. The Company may also request persons, firms and corporations holding shares in their names or in the names of their nominees, which are beneficially owned by others, to send proxy material to and obtain proxies from such beneficial owners. The Company will reimburse such holders for their reasonable expenses in connection therewith.

The Company's 2013 Annual Report to Shareholders, including the Company's audited financial statements for the fiscal year ended August 31, 2013, is being made available to shareholders concurrently with this Proxy Statement at www.investorvote.com.

PROPOSAL 1

ELECTION OF DIRECTORS

The Board of Directors of the Company is currently composed of seven members, divided into three classes of two, three and two directors, respectively. One class is elected each year at the Annual Meeting of Shareholders. The Directors in each class serve for a term of three years and until their respective successors are duly elected and qualified. As the term of one class expires, a successor class is elected at each Annual Meeting of Shareholders.

At the Annual Meeting, three Class II Directors will be elected to serve until the 2017 Annual Meeting of Shareholders and until their respective successors are duly elected and qualified. The Board of Directors has nominated Ronald D. Croatti, Donald J. Evans and Thomas S. Postek to be elected by holders of Common Stock and Class B Common Stock, voting together as a single class, to serve as Class II Directors (together, the "Nominees").

Unless otherwise instructed, the persons named in the proxy will vote the shares to which the proxy relates "FOR" the election of the Nominees to the Board of Directors. While the Company has no reason to believe that any of the Nominees will be unable to serve as a Director, in the event any of the Nominees should become unavailable to serve at the time of the Annual Meeting, it is the intention of the persons named in the proxy to vote such proxy for such other person or persons as the Board of Directors may recommend.

Vote Required

The affirmative vote of a plurality of the votes cast by holders of shares of Common Stock and Class B Common Stock, voting together as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon, is necessary to elect Ronald D. Croatti, Donald J. Evans and Thomas S. Postek.

Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF RONALD D. CROATTI, DONALD J. EVANS AND THOMAS S. POSTEK AS CLASS II DIRECTORS.

Information Regarding Nominees and Directors

The following table sets forth certain information with respect to the three nominees for election as Class II Directors at the Annual Meeting and those continuing Directors of the Company whose terms expire at the Annual Meetings of Shareholders in 2015 and 2016, based on information furnished to the Company by each Director.

Class II Nominees for Election at 2014 Annual Meeting – Nominated to Serve for a Term that Expires in 2017	Age	Director Since
Ronald D. Croatti (1) **Mr. Croatti** joined the Company in 1965. He became Director of the Company in 1982, Vice Chairman of the Board in 1986 and has served as Chief Executive Officer since 1991. He has also served as President since 1995 and Chairman of the Board since 2002. Mr. Croatti has overall responsibility for the management of the Company. Mr. Croatti provides a critical contribution to the Board of Directors as a result of his extensive and detailed knowledge of the Company and of the Company's industry, prospects, customers and strategic marketplace.	70	1982
Donald J. Evans **Mr. Evans** has served as Director of the Company since 1973. He served as General Counsel and First Deputy Commissioner, Massachusetts Department of Revenue, from 1996 to 2003. Prior to that time, Mr. Evans was a senior partner in the law firm of Goodwin Procter LLP, the Company's general counsel. Mr. Evans previously served as Chairman of the Corporation, Banking and Business Law Committee of the American Bar Association and was also a member of the Legal Advisory Committee of the New York Stock Exchange. Mr. Evans is a Trustee of the Massachusetts Eye and Ear Infirmary. Mr. Evans brings to the Board of Directors his executive leadership experience gained as General Counsel and First Deputy Commissioner of the Massachusetts Department of Revenue and his extensive legal industry experience gained as a senior partner in a large law firm.	87	1973
Thomas S. Postek **Mr. Postek** has served as Director of the Company since 2008. He is a CFA charter holder currently affiliated with Geneva Investment Management of Chicago. Mr. Postek is a member of the Board of Directors of Lawson Products, Inc., a publicly traded distributor of fasteners and other industrial supplies. From 1986 to 2001, Mr. Postek was a partner and principal of William Blair & Company, LLC. Mr. Postek brings to the Board of Directors extensive financial industry experience as well as a long-standing understanding of the Company's industry and its competitors.	71	2008

Class I Continuing Directors – Term Expires in 2015	Age	Director Since
Kathleen M. Camilli (2) **Ms. Camilli** has served as Director of the Company since January 2012. She is Founder and Principal of Camilli Economics, LLC, which provides clients, including corporations and investment organizations with "real world" economic guidance for smart business and financial decisions. Ms. Camilli served on the Board of Directors of MASSBANK Corp., a bank holding company, from 2003 to 2008. Ms. Camilli brings to the Board of Directors her substantial experience as an economist for several of the leading financial institutions in the world.	54	2012
Michael Iandoli **Mr. Iandoli** has served as Director of the Company since 2007. He served for over 30 years as a senior executive and President of TAC Worldwide Companies, a contract labor firm serving the automotive and high-tech industries. He is the President of the Executive Committee at the Larz Anderson Auto Museum. Mr. Iandoli brings to the Board of Directors his extensive executive leadership and operational experience.	68	2007

Class III Continuing Directors – Term Expires in 2016	Age	Director Since
Phillip L. Cohen (2) **Mr. Cohen** has served as Director of the Company since 2000. He is a certified public accountant and was a partner with an international public accounting firm from 1965 until his retirement in 1994 and has been a financial consultant and private trustee since that date. He is a Director emeritus and former Treasurer of the Greater Boston Convention and Visitors Bureau and a Director of Kazmaier Associates, Inc. Mr. Cohen brings to the Board of Directors his extensive public accounting and financial industry experience.	82	2000
Cynthia Croatti (1) Ms. Croatti joined the Company in 1980. She has served as Director since 1995, Treasurer since 1982 and Executive Vice President since 2001. In addition, she has primary responsibility for overseeing the human resources and purchasing functions of the Company. Ms. Croatti brings to the Board of Directors her detailed knowledge of the Company and the Company's industry and her executive leadership experience.	58	1995

(1) Ronald D. Croatti and Cynthia Croatti are siblings.

(2) The Company has designated Ms. Camilli and Mr. Cohen as the Directors to be elected by the holders of Common Stock voting separately as a single class.

Meetings of the Board of Directors and Its Committees

Board of Directors. The Company's Board of Directors is divided into three classes, and the members of each class serve for staggered three-year terms. The Board is currently composed of two Class I Directors (Ms. Camilli and Mr. Iandoli), three Class II Directors (Messrs. Croatti, Evans and Postek) and two Class III Directors (Mr. Cohen and Ms. Croatti). The terms of the continuing Class I and III Directors will expire upon the election and qualification of Directors at the Annual Meeting of Shareholders in 2015 and 2016, respectively. At each Annual Meeting of Shareholders, Directors generally will be elected for a full term of three years to succeed those Directors whose terms are expiring. The Board of Directors held five meetings during the Company's 2013 fiscal year.

Audit Committee. During the 2013 fiscal year, the Audit Committee consisted of Messrs. Cohen (Chair), Evans, Postek and Ms. Camilli. The Audit Committee held eight meetings during fiscal 2013. The Audit Committee is responsible for assisting the Board of Directors in its oversight of (1) the integrity of the Company's financial statements and reporting process, (2) the qualifications, independence and performance of the Company's independent registered public accounting firm, (3) the performance of the Company's internal audit function, and (4) the Company's compliance with legal and regulatory requirements. The Board of Directors and the Audit Committee adopted a written Audit Committee Charter in 2000. The Audit Committee Charter has been updated and revised periodically since then, most recently in 2010. A current copy of the Audit Committee Charter, as amended and restated, is available on the Company's website at www.unifirst.com. The Board of Directors has determined that each of the members of the Audit Committee is "independent" under the rules of the New York Stock Exchange and the Securities and Exchange Commission (the "SEC") and has determined that Phillip L. Cohen is an "audit committee financial expert" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board of Directors and the Audit Committee have adopted a Statement of Corporate Policy and Code of Business Conduct, a current copy of which is available on the Company's website at www.unifirst.com. The Company's Audit Committee Complaint Procedure is also available on the Company's website at www.unifirst.com.

Compensation Committee. During the 2013 fiscal year, the Compensation Committee consisted of Messrs. Iandoli (Chair), Cohen, Evans, Postek and Ms. Camilli. The Compensation Committee met on five occasions during fiscal 2013. The Compensation Committee is responsible for reviewing and approving the Company's executive compensation program, recommending awards under the Company's equity compensation plans and establishing the compensation for the Company's Chief Executive Officer. The Board of Directors has determined that each of the members of the Compensation Committee is "independent" under the rules of the New York Stock Exchange. The Board of Directors and the Compensation Committee have adopted a written Compensation Committee Charter, which was last revised in 2013. A current copy of the Compensation Committee Charter is available on the Company's website at www.unifirst.com.

Nominating and Corporate Governance Committee. During the 2013 fiscal year, the Nominating and Corporate Governance Committee consisted of Messrs. Evans (Chair), Cohen and Iandoli. The Nominating and Corporate Governance Committee met on three occasions in fiscal 2013. The Nominating and Corporate Governance Committee reviews and evaluates potential nominees for election or appointment to the Board of Directors and recommends such nominees to the full Board of Directors. The Board of Directors and the Nominating and Corporate Governance Committee have adopted a written Nominating and Corporate Governance Committee Charter, which was last revised in 2007. A current copy of the Nominating and Corporate Governance Committee Charter is available on the Company's website at www.unifirst.com. The Board of Directors has determined that each of the members of the Nominating and Corporate Governance Committee is "independent" under the rules of the New York Stock Exchange. The Nominating and Corporate Governance Committee's policy is to review and consider all Director candidates recommended by any of the Company's Directors or shareholders. Such review and consideration is to proceed in accordance with the Company's By-laws, Corporate Governance Guidelines and Policy Regarding New Director Nominations. See "Other Matters — Shareholder Proposals" for a summary of certain of these requirements. While neither the Board of Directors nor the Nominating and Corporate Governance Committee has a specific policy with respect to diversity, the Policy Regarding New Director Nominations provides that the Nominating and Corporate Governance Committee believes that director candidates should have a background that is complementary to that of the existing Board members so as to provide management and the Board of Directors with a diversity and freshness of views. The Nominating and Corporate Governance Committee is also responsible for developing and recommending to the Board of Directors a set of Corporate Governance Guidelines applicable to the Company and periodically reviewing such guidelines and recommending any changes to those guidelines to the Board of Directors. The current Corporate Governance Guidelines are available on the Company's website at www.unifirst.com. In addition, the Nominating and Corporate Governance Committee maintains a Policy Regarding New Director Nominations, a current copy of which is available on the Company's website at www.unifirst.com. Since this policy was adopted, there have been no material changes to the procedures by which shareholders may recommend nominees to the Board of Directors.

Each Director attended at least 75% of all of the meetings of the Board of Directors and of the committees of which the Director was a member held during the last fiscal year. Our Annual Meeting of Shareholders is generally held to coincide with one of the Board's regularly scheduled meetings. Directors are strongly encouraged to attend the Annual Meeting. Each of the Directors attended the 2013 Annual Meeting of Shareholders.

Please note that information contained in our website is not incorporated by reference in, or considered to be a part of, this Proxy Statement.

Independence of Board Members

The Board of Directors has determined that each of Messrs. Cohen, Evans, Iandoli, Postek and Ms. Camilli is an "independent director" in accordance with the corporate governance rules of the New York Stock Exchange as a result of having no material relationship with the Company other than (1) serving as a Director and a Board Committee member, (2) receiving related fees as disclosed in this Proxy Statement and (3) having beneficial ownership of the Company's securities as disclosed in the section of this Proxy Statement entitled - "Security Ownership of Management, Directors, Director Nominees and Principal Shareholders."

Board Leadership Structure

The positions of Chairman of the Board and Chief Executive Officer are currently occupied by one individual, Mr. Croatti. The Board of Directors believes that this leadership structure has served the Company well in the past and continues to serve it well, as Mr. Croatti's 48 years of experience in the Company's industry and his extensive and detailed knowledge and understanding of the Company uniquely qualify him to serve as both Chairman and Chief Executive Officer. Combining the Chairman and Chief Executive Officer roles fosters clear accountability, effective decision-making, and aligns corporate strategy with the Company's day-to-day operations. Combining the roles also promotes unified leadership and direction for the Board of Directors and management. In his combined role, Mr. Croatti sets the agenda for Board meetings with input from the Lead Director and presides over all meetings of the full Board. Since the Chairman and Chief Executive Officer positions are currently occupied by Mr. Croatti, the Board of Directors appointed Mr. Evans, an independent Director, as the Lead Director to ensure strong independent oversight. As Lead Director, Mr. Evans presides at all meetings of the Board of Directors at which the Chairman is not present and chairs the executive sessions of independent Directors, who regularly meet in executive sessions at which only independent Directors are present. Mr. Evans also provides input to the Chief Executive Officer and may make suggestions regarding meeting agendas and bear such further responsibilities as the Board of Directors may designate from time to time. Mr. Evans, from time to time, provides feedback to the Chief Executive Officer on executive sessions and facilitates discussion among the independent Directors outside of meetings of the Board of Directors.

Risk Oversight

The Board of Directors is responsible for overseeing the Company's risk assessment and management function, considering the Company's major financial risk exposures and evaluating the steps that the Company's management has taken to monitor and control such exposures. For example, the Board of Directors receives periodic reports from senior management on areas of material risk to the Company, including operational, financial, legal and regulatory and reputational risks. The Company believes that the leadership structure of the Board of Directors supports effective oversight of risk assessment and management.

Risk Considerations in the Company's Compensation Programs

In connection with the Compensation Committee's compensation reviews, the Compensation Committee assesses whether the Company's compensation policies and practices are reasonably likely to have a material adverse effect on the Company. Based on its review, the Compensation Committee believes that the mix and design of the Company's compensation plans and policies do not encourage employees to assume excessive risk and therefore are not reasonably likely to have a material adverse effect on the Company. In making this determination, the Compensation Committee considered a number of matters, including the following elements of the Company's executive compensation plans and policies: (1) the Company sets performance goals that the Company believes are reasonable in light of past performance and market conditions; (2) the long-term vesting for the Company's equity incentive awards helps to align the interests of management with those of the Company's shareholders in respect of the Company's long-term performance; (3) a range of levels of performance under the Company's cash incentive bonus plans results in corresponding levels of compensation under those plans, rather than an "all-or-nothing" approach; (4) achievement of the targets under the Company's bonus plans is based on the satisfaction of corporate performance metrics such as revenues, earnings per share and adjusted operating margin, which serves to minimize the impact of excessive risk taking by any individual member of management; and (5) the six-year vesting contained in Mr. Croatti's restricted stock awards mitigate the impact of any short-term risk taking by him.

Meetings of Independent Directors

The independent Directors of the Company meet in executive sessions outside the presence of management. The presiding Director for these meetings is Mr. Evans, the Lead Director. Any interested party or shareholder who wishes to make their concerns known to the independent Directors may avail themselves of the same procedures provided below under the heading "Communication with the Board of Directors". The Company's Audit Committee Complaint Procedure is available on the Company's website at www.unifirst.com.

Communication with the Board of Directors

Any interested party or shareholder who wishes to communicate with any of the Company's Directors or the Board of Directors as a group, may do so by writing to the Board of Directors, or such individual Director(s) c/o Chief Financial Officer, UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887. The Company recommends that all correspondence be sent via certified U.S. mail, return receipt requested. All correspondence received by the Chief Financial Officer will be forwarded by him promptly to the appropriate addressee(s).

Director Stock Ownership Policy

In January 2012, the Board of Directors adopted a stock ownership policy. Under the policy, Directors are expected to own shares of the Company's stock having a value at least equal to four times the annual retainer fees for Directors. The policy provides a four-year phase-in period. The Board of Directors believes that this policy helps to align the interests of the Directors with those of the Company's shareholders.

Security Ownership of Management, Directors, Director Nominees and Principal Shareholders

The following table sets forth as of November 20, 2013 certain information concerning shares of Common Stock and Class B Common Stock beneficially owned by (i) each Director and Nominee, (ii) each of the named executive officers of the Company in the Summary Compensation Table, and (iii) all executive officers and Directors as a group, in each case based solely on information furnished by such individuals. Except as otherwise specified, the named beneficial owner has sole voting and investment power. The information in the table reflects shares outstanding of the Company's Common Stock and Class B Common Stock on November 20, 2013, stock options exercisable within 60 days after November 20, 2013 and stock appreciation rights that were fully vested as of November 20, 2013 and exercisable based on the closing price of the Company's Common Stock on November 20, 2013.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of All Outstanding Shares(1)	Percentage of Voting Power(1)
Ronald D. Croatti(2)(3)	1,152,482	5.8%	16.4%
Steven S. Sintros(3)	700	*	*
Cynthia Croatti(3)(4)	6,800	*	*
Bruce P. Boynton(3)	3,400	*	*
David M. Katz	–	*	*
Kathleen M. Camilli(5)(6)	4,884	*	*
Phillip L. Cohen(3)(5)(6)	21,089	*	*
Donald J. Evans(3)(5)(6)	21,155	*	*
Michael Iandoli(3)(5)(6)	12,038	*	*
Thomas S. Postek(3)(5)(6)	32,884	*	*
All Directors and executive officers as a group(3)(6)(7) (11 persons)	1,266,089	6.3%	16.6%

* Less than 1%.

(1) The percentages have been determined in accordance with Rule 13d-3 under the Exchange Act. As of November 20, 2013, a total of 20,024,701 shares of common stock were outstanding, of which 15,158,182 were shares of Common Stock entitled to one vote per share and 4,866,519 were shares of Class B Common Stock entitled to ten votes per share. Each share of Class B Common Stock is convertible into one share of Common Stock.

(2) Ronald D. Croatti owns 1,033,770 shares of Class B Common Stock, representing 21.2% of such class, 107,812 shares of Common Stock plus the options to purchase Common Stock listed in footnote 3. Of the shares owned by Mr. Croatti, 287,501 are subject to time-based vesting. The information presented does not include any shares owned by Mr. Croatti's children, as to which shares Mr. Croatti disclaims any beneficial interest. Mr. Croatti is a shareholder and director of each of the general partners of The Queue Limited Partnership and The Red Cat Limited Partnership, which respectively own 1,933,885 and 1,021,748 shares of Class B Common Stock. Mr. Croatti is a trustee and beneficiary of The Marie Croatti QTIP Trust, which owns 4,374 shares of Class B Common Stock. Mr. Croatti is the manager of MMC Trust LLC, which owns 950 shares of Common Stock. The information presented for Mr. Croatti does not include any shares owned by The Queue Limited Partnership, The Red Cat Limited Partnership, The Marie Croatti QTIP Trust or MMC Trust LLC. In addition, the information presented does not include any shares owned by certain other trusts of which Mr. Croatti is a trustee and which, in the aggregate, beneficially own 176,792 shares of Class B Common Stock.

(3) Includes the right to acquire, pursuant to the exercise of stock options, within 60 days after November 20, 2013, the following number of shares of Common Stock: Ronald D. Croatti, 10,900 shares; Cynthia Croatti, 6,800 shares; Steven S. Sintros, 700 shares; and Bruce P. Boynton, 3,400 shares. The non-employee Directors presently have exercisable options to purchase the following number of shares of Common Stock: 8,500 shares each in the case of Messrs. Cohen and Evans; 4,500 shares in the case of Mr. Postek; and 1,500 shares in the case of Mr. Iandoli.

(4) Ms. Croatti owns the options to purchase Common Stock listed in footnote 3. The information presented does not include any shares owned by Ms. Croatti's children, as to which shares Ms. Croatti disclaims any beneficial interest. Ms. Croatti is a shareholder and director of each of the general partners of The Queue Limited Partnership and the Red Cat Limited Partnership, which respectively own 1,933,885 and 1,021,748 shares of Class B Common Stock. Ms. Croatti is a trustee and beneficiary of The Marie Croatti QTIP Trust, which owns 4,374 shares of Class B Common Stock. The information presented for Ms. Croatti does not include any shares owned by The Queue Limited Partnership, The Red Cat Limited Partnership or The Marie Croatti QTIP Trust. In addition, the information presented for Ms. Croatti does not include any shares beneficially owned by certain other trusts for which Ms. Croatti is a trustee and certain entities for which Ms. Croatti serves as manager and which, in the aggregate, beneficially own 68,534 shares of Common Stock and 52,674 shares of Class B Common Stock.

(5) Mr. Evans owns 7,117 shares of Common Stock, the options to purchase Common Stock listed in footnote 3 and the fully vested stock appreciation rights listed in footnote 6. Mr. Postek owns 22,846 shares of Common Stock, the options to purchase Common Stock listed in footnote 3 and the fully vested stock appreciation rights listed in footnote 6. Mr. Cohen owns 7,051 shares of Common Stock, the options to purchase Common Stock listed in footnote 3 and the fully vested stock appreciation rights listed in footnote 6. Mr. Iandoli owns 5,000 shares of Common Stock (3,000 of such shares are held in a margin account), the options to purchase Common Stock listed in footnote 3 and the fully vested stock appreciation rights listed in footnote 6. Ms. Camilli owns 1,846 shares of Common Stock and the fully vested stock appreciation rights listed in footnote 6.

(6) Includes 5,538 fully vested stock appreciation rights owned by each of Messrs. Evans, Cohen, Iandoli and Postek and 3,038 fully vested stock appreciation rights owned by Ms. Camilli.

(7) Includes the Directors and named executive officers set forth in the table above and the other executive officer of the Company.

To the knowledge of the Company, the following are the only beneficial owners of more than 5% of the outstanding shares of Common Stock or Class B Common Stock of the Company as of November 20, 2013. All information presented is based solely on information provided by each beneficial owner.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of All Outstanding Shares(1)	Percentage of Voting Power(1)
Royce & Associates, LLC(2)	2,172,788	10.9%	3.4%
The Queue Limited Partnership(3)	1,933,885	9.7	30.3
Ronald D. Croatti(4)	1,152,482	5.8	16.4
The Red Cat Limited Partnership(5)	1,021,748	5.1	16.0
Vanguard Group, Inc.(6)	862,641	4.3	1.4
BlackRock Fund Advisors(7)	797,002	4.0	1.2
Cecelia Levenstein(8)	582,157	2.9	7.2

(1) The percentages have been determined in accordance with Rule 13d-3 under the Exchange Act. As of November 20, 2013, a total of 20,024,701 shares of common stock were outstanding, of which 15,158,182 were shares of Common Stock entitled to one vote per share and 4,866,519 were shares of Class B Common Stock entitled to ten votes per share. Each share of Class B Common Stock is convertible into one share of Common Stock.

(2) Royce & Associates, LLC beneficially owns shares of Common Stock, representing 14.3% of such class. The address of Royce & Associates, LLC is 745 Fifth Avenue, New York, NY 10151. The Company has relied solely upon the information contained in the Form 13F filed with the Securities and Exchange Commission by Royce & Associates, LLC on November 12, 2013.

(3) The Queue Limited Partnership ("QLP") owns 1,933,885 shares of Class B Common Stock, representing 39.7% of such class. The general partner of QLP is Queue Management Associates, Inc. ("QMA"), which has sole voting and dispositive power over the shares owned by QLP. Ronald D. Croatti, Cynthia Croatti and Cecelia Levenstein are the sole shareholders and directors of QMA. All decisions by the directors of QMA must be made unanimously. The address of QLP is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

(4) Ronald D. Croatti owns 1,033,770 shares of Class B Common Stock, representing 21.2% of such class, 107,812 shares of Common Stock plus the options to purchase Common Stock listed in footnote 3 to the prior table. Of the shares owned by Mr. Croatti, 287,501 are subject to time-based vesting. The information presented does not include any shares owned by Mr. Croatti's children, as to which shares Mr. Croatti disclaims any beneficial interest. Mr. Croatti is a shareholder and director of each of the general partners of The Queue Limited Partnership and The Red Cat Limited Partnership, which respectively own 1,933,885 and 1,021,748 shares of Class B Common Stock. Mr. Croatti is a trustee and beneficiary of The Marie Croatti QTIP Trust, which owns 4,374 shares of Class B Common Stock. Mr. Croatti is the manager of MMC Trust LLC, which owns 950 shares of Common Stock. The information presented for Mr. Croatti does not include any shares owned by The Queue Limited Partnership, The Red Cat Limited Partnership, The Marie Croatti QTIP Trust or MMC Trust LLC. In addition, the information presented does not include any shares owned by certain other trusts of which Mr. Croatti is a trustee and which, in the aggregate, beneficially own 176,792 shares of Class B Common Stock.

(5) The Red Cat Limited Partnership ("RCLP") owns 1,021,748 shares of Class B Common Stock, representing 21.0% of such class. The general partner of RCLP is Red Cat Management Associates, Inc. ("RCMA"), which has sole voting and dispositive power over the shares owned by RCLP. Ronald D. Croatti and Cynthia Croatti are the sole shareholders and directors of RCMA. The address of RCLP is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

(6) Vanguard Group, Inc. beneficially owns shares of Common Stock, representing 5.7% of such class. The address of Vanguard Group, Inc. is P.O. Box 2600, Valley Forge, PA 19482. The Company has relied solely upon information contained in the Form 13F filed with the Securities and Exchange Commission by Vanguard Group, Inc. on November 7, 2013.

(7) BlackRock Fund Advisors beneficially owns shares of Common Stock, representing 5.3% of such class. The address of BlackRock Fund Advisors is 400 Howard Street, San Francisco, CA 94105. The Company has relied solely upon information contained in the Form 13F filed with the Securities and Exchange Commission by BlackRock Fund Advisors on November 12, 2013.

(8) Cecelia Levenstein is the daughter of Marie Croatti. Ms. Levenstein owns 444,349 shares of Class B Common Stock, representing 9.1% of such class, and 137,808 shares of Common Stock. Ms. Levenstein is a shareholder and director of the general partner of The Queue Limited Partnership, which owns 1,933,885 shares of Class B Common Stock. The information presented for Ms. Levenstein does not include any shares owned by The Queue Limited Partnership. In addition, the information presented for Ms. Levenstein does not include any shares beneficially owned by certain other trusts for which Ms. Levenstein is a trustee and, which, in the aggregate, beneficially own 5,792 shares of Class B Common Stock. The address of Ms. Levenstein is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee of our Board of Directors, in collaboration with management, develops and implements our compensation policies. The Compensation Committee also reviews and establishes the compensation paid to our executive officers. We believe we provide an appropriate and competitive total compensation package to our executive officers through a combination of base salary, annual cash incentive bonuses, long-term equity incentive compensation and broad-based benefits programs. We place significant emphasis on pay for performance-based incentive compensation, which is designed to reward our executive officers based on the achievement of predetermined corporate goals.

This Compensation Discussion and Analysis describes our compensation objectives, policies and practices with respect to our Chief Executive Officer, Chief Financial Officer and the other three most highly-compensated executive officers as determined in accordance with applicable Securities and Exchange Commission rules (collectively, our "named executive officers").

Objectives of Our Executive Compensation Programs

Our compensation programs for our named executive officers are designed to achieve the following objectives:

- attract and retain talented and experienced executives in the highly competitive uniform rental and sales industry;
- motivate and reward executives whose knowledge, skills and performance are critical to our success and the furtherance of our long term strategic plan;
- align the interests of our executives and shareholders by motivating executives to increase shareholder value and by rewarding executives when shareholder value increases;
- provide a competitive compensation package which is weighted heavily towards pay for performance, and in which a significant portion of total compensation is determined by corporate and individual performance and the creation of shareholder value;
- ensure fairness among our executive officers by recognizing the contributions each executive makes to our success; and
- foster a shared commitment among executives by coordinating their corporate and individual goals.

Our Executive Compensation Programs and Plans

We designed our executive compensation programs and plans to achieve the objectives described above. Our executive compensation primarily consists of base salary, annual cash incentive bonuses tied to the achievement of predetermined corporate performance goals, long-term equity incentive compensation and broad-based benefits programs.

Within the context of the overall objectives of our compensation programs, we typically determine the specific amounts of compensation to be paid to each of our named executive officers based on a number of factors:

- the performance of our named executive officers in prior years;
- the roles and responsibilities of our named executive officers;
- the individual experience and skills of our named executive officers;
- for each named executive officer, other than our Chief Executive Officer, the evaluations and recommendations of our Chief Executive Officer; and
- the amounts of compensation being paid to our other named executive officers.

In addition, we rely on our understanding of the amount of compensation paid by our principal competitors and similarly situated companies to their executives with comparable roles and responsibilities as a market check for the compensation decisions we make.

Each of the primary elements of our executive compensation is discussed in detail below, including a description of how each element fits into the overall compensation of our named executive officers. We also discuss below the amounts of compensation paid to our named executive officers for fiscal 2013 under each of these elements. In the descriptions below, we highlight particular compensation objectives that we have designed specific elements of our executive compensation program to address. However, it should be noted that we have designed our compensation programs to complement each other and collectively serve all of our executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that each element of our executive compensation program serves each of our objectives to a greater or lesser extent.

Base Salary

We pay our named executive officers a base salary, which we review and determine annually. We believe that a competitive base level of compensation is a necessary element of any compensation program that is designed to attract and retain talented and experienced executive officers who will facilitate the accomplishment of our long term strategic plan and increase shareholder value. We also believe that attractive base salaries can motivate and reward executive officers for their overall performance. The base salaries paid to our named executive officers reflect the general performance of our named executive officers during prior years, their roles and responsibilities, and their experience, skills and contributions. The base salaries set forth in the "Summary Compensation Table" below reflect the base salaries earned by our named executive officers in fiscal 2013. We determine the base salaries of our named executive officers on a calendar year basis. For calendar 2013, we increased the base salaries of all of our named executive officers as follows: Mr. Croatti's base salary increased from $605,000 to $650,000 per year, Steven S. Sintros' base salary increased from $300,000 to $330,000 per year, Cynthia Croatti's base salary increased from $372,500 to $400,000 per year, Bruce P. Boynton's base salary increased from $295,000 to $310,000 per year and David M. Katz's base salary increased from $308,000 to $326,000 per year. The base salaries of our other executive officers reflected increases as determined by our Compensation Committee after reviewing Mr. Croatti's recommendations.

Annual Cash Incentive Bonuses

Consistent with our emphasis on performance incentive compensation programs, our named executive officers are eligible to receive annual cash incentive bonuses primarily based on their performance as measured against predetermined corporate financial goals that we establish. The primary objective of our annual cash incentive bonuses is to motivate our named executive officers and to reward them for meeting our short-term objectives using a performance-based compensation program with objectively determinable goals. Our annual cash incentive bonuses also align the interests of our named executive officers and our shareholders by providing our executives with incentives to increase shareholder value and a reward for doing so. To further incent our Chief Executive Officer, in 2012 we adopted a CEO Cash Incentive Bonus Plan. Under the CEO Bonus Plan, our Chief Executive Officer can earn an additional bonus based on the achievement of Company-wide performance objectives.

Executive Bonus Plan. Under our executive bonus plan, our named executive officers have the potential to earn annual cash incentive bonuses at a level that represents a meaningful portion of our named executive officers' cash compensation. For fiscal 2013, our executive bonus plan provided for potential annual cash incentive bonuses of up to 28% of the named executive officer's base salary for the fiscal year. Potential bonus payments under our executive bonus plan are linked to objective criteria set forth in the plan. Our named executive officers can earn annual cash incentive bonuses based on predetermined goals tied to corporate revenues, earnings per share and customer retention.

At the beginning of the fiscal year, we set a fiscal year target for corporate revenues for purposes of our executive bonus plan. At the end of the fiscal year, we compare actual revenues for the fiscal year both to target revenues and actual revenues for the prior fiscal year. Based on our actual revenues for the fiscal year, each named executive officer can earn a bonus of up to 4% of his or her base salary if actual revenues exceed a predetermined percentage of the target revenues. Another 4% of his or her base salary can be earned based on the extent to which actual revenues exceed 103% of prior year revenues. The amount of the bonus would vary depending on the amount by which actual revenues varied from target revenues or the prior year revenues, as the case may be. The actual amount of the bonus is based on the percentage achievement of the bonus criteria. To achieve the maximum bonus for each revenue goal, actual revenues must equal or exceed the target revenues and 108% of the prior year revenues, respectively.

At the beginning of the fiscal year, we set a fiscal year target amount of corporate earnings per share for purposes of our executive bonus plan. At the end of the fiscal year, we compare actual earnings per share for the fiscal year both to target earnings per share and actual earnings per share for the prior fiscal year. Based on our actual earnings per share for the fiscal year, each named executive officer can earn a bonus of up to 8% of his or her base salary if actual earnings per share exceed a predetermined percentage of the target earnings per share. Another 8% of his or her base salary can be earned based on the extent to which actual earnings per share exceed 103% of prior year earnings per share. The amount of the bonus would vary depending on the amount by which actual earnings per share varied from target earnings per share or the prior year earnings per share, as the case may be. The actual amount of the bonus is based on the percentage achievement of the bonus criteria. To achieve the maximum bonus for each earnings per share goal, the actual earnings per share must equal or exceed the target earnings per share and 110% of the prior year earnings per share, respectively.

Our executive bonus plan also provides for annual cash incentive bonuses of up to 4% of base salary for our named executive officers based on customer retention.

No annual cash incentive bonuses are paid to our named executive officers under the executive bonus plan unless at least one of the revenue targets and one of the earnings per share targets are achieved.

In establishing our targeted bonus opportunities under the executive bonus plan, we consider the incentives that we want to provide to our executives and our historical practices. For fiscal 2013, we established the following corporate financial goals under our executive bonus plan. With respect to revenues, target revenues were set at $1.337 billion. In setting this revenues target, we were cognizant that fiscal 2013 consisted of 53 weeks and established the revenues target to include this extra week. Our actual revenues for fiscal 2013 were $1.356 billion. As a result, based on the percentage achievement levels, the named executive officers earned a 4% bonus based on target revenues. In considering the bonus earned with respect to the increase in revenues over the prior year, we reduced the actual revenues for fiscal 2013 to exclude the effect of the additional week of revenues from our weekly-revenue businesses. As a result, based on the percentage achievement levels, the named executive officers only earned a 3% bonus based on the comparison to prior year revenues. With respect to corporate earnings per share, target earnings per share were set at $4.75. Our actual earnings per share were $5.81. After reducing our actual earnings per share to exclude the extra week of profits from our weekly-revenue businesses, the named executive officers still earned, based on the percentage achievement levels, an 8% bonus based on target earnings per share and an 8% bonus based on the comparison to prior year earnings per share. With respect to customer retention levels, at our 2013 revenue growth rate, the named executive officers earned a bonus of 1% based on this criterion.

For fiscal 2013, our named executive officers received the following annual cash incentive bonuses under our executive bonus plan:

Name	Bonus	% of Base Salary
Ronald D. Croatti	$152,262	24%
Steven S. Sintros	$76,706	24%
Cynthia Croatti	$93,717	24%
Bruce P. Boynton	$73,155	24%
David M. Katz	$76,745	24%

CEO Bonus Plan. In addition to the executive bonus plan, in 2012 we adopted a CEO Cash Incentive Bonus Plan. Under the CEO Bonus Plan, each fiscal year we set annual target bonus levels and Company-wide performance goals for our Chief Executive Officer. For fiscal 2013, we set the total bonus levels under the CEO Bonus Plan at a threshold of $500,000, a target of $750,000 and a maximum of $1,000,000 based on the achievement of corresponding levels of corporate revenues and adjusted operating margin. The adjusted operating margin metric is based on the Company's operating margin, subject to adjustments for certain levels of expenses related to natural catastrophes, environmental matters, impairments, energy costs, the CRM project and other matters. The total bonus potential under the CEO Bonus Plan is split evenly between the revenues performance goals and the adjusted operating margin performance goals. For fiscal 2013, the revenues performance goals were set at a minimum goal of $1.325 billion, a target goal of $1.333 billion and a maximum goal of $1.340 billion. For fiscal 2013, the adjusted operating margin performance goals were set at a minimum goal of 16.5%, a target goal of 16.75% and a maximum goal of 17.0%. Based on the Company's audited financial statements for fiscal 2013, we determined that the maximum performance goals for both revenues and adjusted operating margin were achieved. Accordingly, Mr. Croatti earned a total bonus of $1,000,000 for fiscal 2013 under the CEO Bonus Plan.

Long-Term Equity Incentive Compensation

We grant long-term equity incentive awards to our named executive officers as part of our total compensation package. We use long-term equity incentive awards as part of our emphasis on performance-based incentive compensation. Our long-term equity incentive awards align the interests of our named executive officers and our shareholders by providing our executives with incentives to increase shareholder value and a reward for doing so. We generally grant long-term incentive awards once each year. In light of the significant multi-year vesting plan relating to the restricted stock award we granted to Mr. Croatti in 2010, we did not grant Mr. Croatti a separate annual equity award for fiscal 2013.

We have traditionally granted non-qualified stock options to our named executive officers. In fiscal 2010, we determined that it was in the best interests of the shareholders and the executives to instead award stock-settled SARs. These SARs are functionally very similar to non-qualified stock options; in each case, the recipient receives the value (in shares) of the appreciation in the market price of the Company's Common Stock from the grant date to the exercise date. Consistent with the vesting schedule of stock options granted by us since 2003, the SARs are subject to a five-year cliff-vesting schedule under which the SARs become vested and exercisable in full after five years from the date of grant and expire ten years after the grant date. In fiscal 2013, we granted stock-settled SARs to all of our named executive officers other than Mr. Croatti.

Upon a holder's exercise of a SAR, we are generally entitled to a tax deduction in the year in which the SAR is exercised equal to the fair market value of the shares of stock issued upon such exercise. The holder of such SAR is generally taxed on this same amount in the year of exercise.

In fiscal 2013, we granted the following SARs to the following named executive officers:

Name	Number of Securities Underlying SARs	Exercise or Base Price of SAR Awards ($/Sh)
Ronald D. Croatti	–	–
Steven S. Sintros	8,000	$69.05
Cynthia Croatti	12,000	$69.05
Bruce P. Boynton	8,000	$69.05
David M. Katz	8,000	$69.05

Under the Restricted Stock Award Agreement dated April 5, 2010, the Company issued to Mr. Croatti 350,000 shares of restricted stock which were subject to objective performance criteria relating to corporate revenues and adjusted operating margin in fiscal 2010, 2011 and 2012. The Compensation Committee is responsible for determining whether the performance criteria have been achieved. Based on the Company's financial results in these years, the Compensation Committee determined that all of the performance criteria for this award have been achieved. As a result, all of the shares of restricted stock have been fully earned and are subject to vesting in four equal annual installments beginning in 2013.

Broad-Based Benefits Programs and Perquisites

All full-time employees, including our named executive officers, may participate in our health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance, life insurance and the UniFirst Corporation Profit Sharing Plan. In addition, certain of our full-time employees, including our named executive officers, may participate in the UniFirst Corporation Unfunded Supplemental Executive Retirement Plan. In fiscal 2013, our named executive officers also received certain perquisites and personal benefits set forth in the "Summary Compensation Table" below. We provide these benefits to retain and attract talented executives with the skills and experience to further our long term strategic plan.

Employment Agreements

We generally do not enter into employment agreements with our executives. However, in connection with the significant equity award granted to Mr. Croatti in 2010, we determined that it was in the best interests of the shareholders to require him to enter into an employment agreement. We concluded that the contractual commitments set forth in the employment agreement, which include a two-year noncompetition clause, would help to ensure Mr. Croatti's continued service as our Chief Executive Officer. To this end, we purposely limited Mr. Croatti's severance rights under the employment agreement to six-months of salary, payable only if the Company terminates his employment without cause. In addition, we did not provide for any special parachute or change-in-control payments.

Our Executive Compensation Process

The Compensation Committee of our Board of Directors is primarily responsible for establishing the compensation paid to our named executive officers. The Board of Directors has determined that each member of the Compensation Committee is "independent" as that term is defined under the applicable rules of the New York Stock Exchange. In determining executive compensation, our Compensation Committee annually reviews the performance of our named executive officers with our Chief Executive Officer, and our Chief Executive Officer makes recommendations to our Compensation Committee with respect to the appropriate base salary, annual cash incentive bonus payments and grants of long-term equity incentive awards for each of our named executive officers. Our Compensation Committee annually reviews the performance of our Chief Executive Officer and establishes the appropriate base salary, annual cash incentive bonus payments and grants of long-term equity incentive awards to be paid to him. In general, we do not engage in a formal benchmarking process in setting the compensation for our executives.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with management. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2013 for filing with the Securities and Exchange Commission.

Compensation Committee
Michael Iandoli (Chair)
Kathleen M. Camilli
Phillip L. Cohen
Donald J. Evans
Thomas S. Postek

Summary Compensation Table

The following table sets forth summary information concerning the annual compensation for the years ended August 31, 2013, August 25, 2012 and August 27, 2011, respectively, awarded to, earned by or paid to our Chief Executive Officer, Chief Financial Officer and our other three most highly-compensated executive officers (collectively, for purposes of the tables set forth in this Proxy Statement, our "named executive officers"):

Name and Principal Position	Year	Salary	Bonus	Option Awards(1)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings(2)	All Other Compensation	Total
Ronald D. Croatti	2013	$634,426	–	–	$1,152,262	$228,907	$24,092(3)	$2,039,687
Chairman of the Board,	2012	$585,967	$1,000,000	–	$146,492	$161,925	$23,615	$1,917,999
President and Chief Executive Officer	2011	$533,982	–	–	$101,451	$40,836	$25,426	$701,695
Steven S. Sintros	2013	$319,610	–	$199,200	$76,706	$28,961	$24,677(4)	$649,154
Vice President and Chief	2012	$291,346	–	$144,960	$72,836	$13,524	$24,069	$546,735
Financial Officer	2011	$266,375	–	$139,120	$50,606	$8,756	$23,646	$488,503
Cynthia Croatti	2013	$390,486	–	$298,800	$93,717	$149,404	$24,349(5)	$956,756
Executive Vice President	2012	$365,235	–	$217,440	$91,309	$100,552	$47,857	$822,393
and Treasurer	2011	$346,455	–	$208,680	$65,821	$53,096	$25,810	$699,862
Bruce P. Boynton	2013	$300,492	–	$199,200	$73,155	$157,366	$24,284(6)	$754,497
Senior Vice President,	2012	$289,812	–	$144,960	$72,453	$120,883	$23,807	$651,915
Operations	2011	$275,614	–	$139,120	$52,361	$87,357	$25,760	$580,212
David M. Katz	2013	$319,770	–	$199,200	$76,745	$26,441	$24,363(7)	$646,519
Vice President, Sales and	2012	$302,812	–	$144,960	$75,703	$16,473	$23,807	$563,755
Marketing	2011	$288,704	–	$139,120	$54,848	$19,060	$25,753	$527,485

(1) The amounts shown represent the aggregate grant date fair value related to the grant of stock appreciation rights to our named executive officers in fiscal 2013, 2012 and 2011, respectively, calculated in accordance with FASB ASC Topic 718 (excluding the effect of any estimate of future forfeitures). Additional information concerning our financial reporting of stock appreciation rights is presented in Notes 1 and 12 to our Consolidated Financial Statements set forth in our Annual Reports on Form 10-K for the years ended August 31, 2013, August 25, 2012 and August 27, 2011, respectively. See the "Outstanding Equity Awards at Fiscal Year-End – 2013" table below for additional details regarding the stock appreciation rights that were granted to our named executive officers in fiscal 2013, 2012 and 2011.

(2) Amounts reported in this column for fiscal 2013 represent the present value of the accumulated benefit obligation as of August 31, 2013 minus the present value of the accumulated benefit obligation as of August 25, 2012 under the UniFirst Corporation Unfunded Supplemental Executive Retirement Plan, as amended ("SERP"). Amounts reported in this column for fiscal 2012 represent the present value of the accumulated benefit obligation as of August 25, 2012 minus the present value of the accumulated benefit obligation as of August 27, 2011 under our SERP. Amounts reported in this column for fiscal 2011 represent the present value of the accumulated benefit obligation as of August 27, 2011 minus the present value of the accumulated benefit obligation as of August 28, 2010 under our SERP. Our obligation has been estimated assuming benefits commence at normal social security retirement age and using FASB ASC Topic 715 assumptions for mortality, assumed payment form and discount rates in effect at the measurement dates. Since the Company does not credit interest at above-market rates, no interest amounts are included in these totals. See the "Pension Benefits Table – Fiscal 2013" below for additional details about the accumulated benefits of each named executive officer under our SERP with respect to fiscal 2013. See the "Pension Benefits Table – Fiscal 2012" in our Proxy Statement for the 2013 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on November 27, 2012 for additional details about the accumulated benefits of each named executive officer under our SERP with respect to fiscal 2012. See the "Pension Benefits Table – Fiscal 2011" in our Proxy Statement for the 2012 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on December 6, 2011 for additional details about the accumulated benefits of each named executive officer under our SERP with respect to fiscal 2011.

(3) Includes car allowance ($7,840), 401(k) contribution ($10,200) and profit sharing plan ($6,052). The components of "All Other Compensation" for 2011 and 2012 for Mr. Croatti were reported in our 2011 and 2012 proxy statements.

(4) Includes car allowance ($7,840), 401(k) contribution ($10,785) and profit sharing plan ($6,052). The components of "All Other Compensation" for 2011 and 2012 for Mr. Sintros were reported in our 2011 and 2012 proxy statements.

(5) Includes car allowance ($7,840), 401(k) contribution ($10,457) and profit sharing plan ($6,052). The components of "All Other Compensation" for 2011 and 2012 for Ms. Croatti were reported in our 2011 and 2012 proxy statements.

(6) Includes car allowance ($7,840), 401(k) contribution ($10,392) and profit sharing plan ($6,052). The components of "All Other Compensation" for 2011 and 2012 for Mr. Boynton were reported in our 2011 and 2012 proxy statements.

(7) Includes car allowance ($7,840), 401(k) contribution ($10,471) and profit sharing plan ($6,052). The components of "All Other Compensation" for 2011 and 2012 for Mr. Katz were reported in our 2011 and 2012 proxy statements.

Employment Agreement and Restricted Stock Award Agreements

We entered into an Employment Agreement and Restricted Stock Award Agreements with Mr. Croatti on April 5, 2010. Such agreements are described under the headings "Potential Payments Upon Termination or Change in Control".

Grants of Plan-Based Awards – Fiscal 2013

The following table contains information related to stock appreciation rights granted to our named executive officers under our 2010 Stock Option and Incentive Plan during fiscal 2013:

Name	Grant Date	Approval Date	All Other Option Awards: Number of Securities Underlying Options(1)	Exercise or Base Price of Option Awards ($/Sh)(2)	Grant Date Fair Value of Option Awards(3)
Ronald D. Croatti Chairman of the Board, President and Chief Executive Officer	–	–	–	–	–
Steven S. Sintros Vice President and Chief Financial Officer	10/22/2012	10/22/2012	8,000	$69.05	$199,200
Cynthia Croatti Executive Vice President and Treasurer	10/22/2012	10/22/2012	12,000	$69.05	$298,800
Bruce P. Boynton Senior Vice President, Operations	10/22/2012	10/22/2012	8,000	$69.05	$199,200
David M. Katz Vice President, Sales and Marketing	10/22/2012	10/22/2012	8,000	$69.05	$199,200

(1) Amounts represent the number of stock-settled stock appreciation rights granted to our named executive officers during fiscal 2013. These stock appreciation rights are subject to a five-year cliff vesting schedule under which the stock appreciation rights become vested and exercisable five years from the date of grant. Each of these grants expires ten years from the date of grant.

(2) Amounts represent the fair market value of our Common Stock on the date of the grant. Fair market value is determined using the closing price of our Common Stock as reported on the New York Stock Exchange on the date of the grant.

(3) Amounts represent the grant date fair value of each stock appreciation right award during fiscal 2013. These amounts were calculated in accordance with FASB ASC Topic 718 (excluding the effect of any estimate of future forfeitures). None of the stock appreciation rights was repriced or otherwise modified.

Outstanding Equity Awards at Fiscal Year-End – 2013

The following table sets forth information concerning the outstanding shares of restricted stock and the unexercised options to purchase shares of our Common Stock and stock appreciation rights held as of August 31, 2013 by our named executive officers:

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares of Stock That Have Not Vested	Market Value of Shares of Stock That Have Not Vested
Ronald D. Croatti	2,100	–	$27.98	10/25/2014	–	–
Chairman of the Board,	2,100	–	$34.83	10/27/2015	–	–
President and Chief	2,100	–	$36.05	10/31/2016	–	–
Executive Officer	2,100	–	$37.92	11/6/2017	–	–
	–	2,500(1)	$27.08	11/11/2018	–	–
	–	–	–	–	25,001(8)	$2,397,096(9)
	–	–	–	–	262,500(10)	$25,168,500(9)
Steven S. Sintros	–	700(1)	$27.08	11/11/2018	–	–
Vice President and	–	1,300(2)	$28.85	1/13/2019	–	–
Chief Financial Officer	–	8,000(3)	$42.55	11/10/2019	–	–
	–	8,000(5)	$45.57	10/26/2020	–	–
	–	8,000(6)	$49.67	10/25/2021	–	–
	–	8,000(7)	$69.05	10/22/2022	–	–
Cynthia Croatti	1,600	–	$34.83	10/27/2015	–	–
Executive Vice	1,600	–	$36.05	10/31/2016	–	–
President and	1,600	–	$37.92	11/6/2017	–	–
Treasurer	–	2,000(1)	$27.08	11/11/2018	–	–
	–	12,000(3)	$42.55	11/10/2019	–	–
	–	12,000(5)	$45.57	10/26/2020	–	–
	–	12,000(6)	$49.67	10/25/2021	–	–
	–	12,000(7)	$69.05	10/22/2022	–	–
Bruce P. Boynton	1,400	–	$37.92	11/6/2017	–	–
Senior Vice President,	–	2,000(1)	$27.08	11/11/2018	–	–
Operations	–	8,000(3)	$42.55	11/10/2019	–	–
	–	8,000(5)	$45.57	10/26/2020	–	–
	–	8,000(6)	$49.67	10/25/2021	–	–
	–	8,000(7)	$69.05	10/22/2022	–	–
David M. Katz	–	2,000(4)	$27.10	2/2/2019	–	–
Vice President, Sales	–	8,000(3)	$42.55	11/10/2019	–	–
and Marketing	–	8,000(5)	$45.57	10/26/2020	–	–
	–	8,000(6)	$49.67	10/25/2021	–	–
	–	8,000(7)	$69.05	10/22/2022	–	–

(1) These options are subject to a five-year cliff vesting schedule and become vested and exercisable on November 11, 2013.

(2) These options are subject to a five-year cliff vesting schedule and become vested and exercisable on January 13, 2014.

(3) These options are subject to a five-year cliff vesting schedule and become vested and exercisable on November 10, 2014.

(4) These options are subject to a five-year cliff vesting schedule and become vested and exercisable on February 2, 2014.

(5) These stock-settled stock appreciation rights are subject to a five-year cliff vesting schedule and become vested and exercisable on October 26, 2015.

(6) These stock-settled stock appreciation rights are subject to a five-year cliff vesting schedule and become vested and exercisable on October 25, 2016.

(7) These stock-settled stock appreciation rights are subject to a five-year cliff vesting schedule and become vested and exercisable on October 22, 2017.

(8) Represents 25,001 shares of restricted stock that are subject to the satisfaction of time-based vesting as more fully described under the heading "Potential Payments Upon Termination or Change in Control – Restricted Stock Award Agreements with Ronald D. Croatti" in this Proxy Statement.

(9) Amounts shown are based on the closing price of the Company's Common Stock of $95.88 per share on August 30, 2013, the last trading day of fiscal 2013, as reported by the New York Stock Exchange.

(10) Represents 262,500 shares of restricted stock that were earned upon the satisfaction of performance criteria and that are subject to the satisfaction of time-based vesting as more fully described under the heading "Potential Payments Upon Termination or Change in Control – Restricted Stock Award Agreements with Ronald D. Croatti" in this Proxy Statement.

Option Exercises and Stock Vested Table – Fiscal 2013

The following table sets forth the number of shares of Common Stock acquired or that vested and the aggregate dollar value realized as a result of stock option exercises and the vesting of restricted stock during fiscal 2013 with respect to our named executive officers:

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise**	**Value Realized on Exercise(1)**	**Number of Shares Acquired on Vesting**	**Value Realized on Vesting(2)**
Ronald D. Croatti Chairman of the Board, President and Chief Executive Officer	2,100	$137,983(3)	95,833	$8,527,220(4)
Steven S. Sintros Vice President and Chief Financial Officer	700 700 700	$32,387(5) $31,533(6) $30,224(7)	–	–
Cynthia Croatti Executive Vice President and Treasurer	–	–	–	–
Bruce P. Boynton Senior Vice President, Operations	1,400	$47,554(8)	–	–
David M. Katz Vice President, Sales and Marketing	–	–	–	–

(1) Value realized on exercise is calculated as the market value of our Common Stock at the time of exercise of the stock option less the exercise price paid, multiplied by the number of shares underlying the stock option exercised.

(2) Value realized on vesting is calculated as the market value of our Common Stock at the time of vesting, multiplied by the number of shares that vested.

(3) Value realized on exercise is as follows: $65.7062 (the market value at the time of exercise of $90.0562 less the exercise price of $24.35), multiplied by 2,100 shares acquired upon exercise.

(4) Value realized on vesting is as follows: $88.98 (the market value at the time of vesting), multiplied by 95,833 shares vested.

(5) Value realized on exercise is as follows: $46.2676 (the market value at the time of exercise of $81.0976 less the exercise price of $34.83), multiplied by 700 shares acquired upon exercise.

(6) Value realized on exercise is as follows: $45.0476 (the market value at the time of exercise of $81.0976 less the exercise price of $36.05), multiplied by 700 shares acquired upon exercise.

(7) Value realized on exercise is as follows: $43.1776 (the market value at the time of exercise of $81.0976 less the exercise price of $37.92), multiplied by 700 shares acquired upon exercise.

(8) Value realized on exercise is as follows: $33.9669 (the market value at the time of exercise of $70.0169 less the exercise price of $36.05), multiplied by 1,400 shares acquired upon exercise.

Pension Benefits Table – Fiscal 2013

The following table sets forth the actuarial present value of accumulated benefits under our Unfunded Supplemental Executive Retirement Plan, the number of years of credited service and the dollar amount of payments and benefits paid during fiscal 2013 to our named executive officers as of August 31, 2013:

Name	Plan Name	Number of Years of Credited Service(1)	Present Value of Accumulated Benefits(2)	Payments During Last Fiscal Year
Ronald D. Croatti Chairman of the Board, President and Chief Executive Officer	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan	30	$2,554,025	–
Steven S. Sintros Vice President and Chief Financial Officer	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan	9	$79,623	–
Cynthia Croatti Executive Vice President and Treasurer	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan	30	$867,076	–
Bruce P. Boynton Senior Vice President, Operations	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan	30	$1,060,875	–
David M. Katz Vice President, Sales and Marketing	UniFirst Corporation Unfunded Supplemental Executive Retirement Plan	4	$71,985	–

(1) As discussed in more detail below under the heading "UniFirst Corporation Unfunded Supplemental Executive Retirement Plan", our SERP limits the number of years of credited service to thirty for purposes of determining a participant's benefits under the plan.

(2) Amounts reported in this column represent the present value of the accumulated benefit obligation as of August 31, 2013. Our obligation has been estimated assuming benefits commence on the individual's social security retirement date and using FASB ASC Topic 715 assumptions for mortality, assumed payment form and discount rates in effect at the measurement dates.

UniFirst Corporation Unfunded Supplemental Executive Retirement Plan

Certain of our and our affiliates' employees are eligible to participate in our SERP, including our named executive officers. Retirement benefits provided by our SERP are based on a participant's average annual base earnings, exclusive of bonuses, commissions, fringe benefits and reimbursed expenses, for the last three years of full-time employment prior to the participant's retirement date ("Final Average Earnings"). Under the SERP, upon the retirement of a participant on his social security retirement date, a participant will receive a plan benefit in an aggregate amount equal to 1.33% percent of the participant's Final Average Earnings multiplied by his years of service, limited to 30 years, less 3.33% of the participant's primary Social Security benefit multiplied by his years of service, limited to 30 years. For participants who retire on or after January 1, 2008 with less than 30 years of credited service, the SERP Amendment provides for a slightly greater plan benefit than under the previous version of our SERP as a result of the change in the calculation of the primary social security benefit offset used in calculating the plan benefit.

Pension payments under our SERP are made at the intervals then in effect for the payment of base salaries to our executive officers. Upon the death of a participant, the participant's designated beneficiary will be paid retirement benefits for up to 12 years from the participant's date of retirement. Our SERP provides that, upon any change in control of the Company, participants in our SERP will receive a lump sum payment equal to the actuarial equivalent of their plan benefit as of the date of the change in control.

Potential Payments Upon Termination or Change in Control

Employment Agreement with Ronald D. Croatti

On April 5, 2010, we entered into an Employment Agreement (the "Employment Agreement") with Ronald D. Croatti, the Company's Chairman, Chief Executive Officer and President. The Employment Agreement provides for the employment of Mr. Croatti for a term of six years, subject to earlier termination as set forth in the Employment Agreement. Pursuant to the Employment Agreement, Mr. Croatti's initial base salary was his base salary in effect as of April 5, 2010 and is reviewed on an annual basis consistent with our usual practices for senior executives. In addition, Mr. Croatti is entitled to participate in the Company's executive cash bonus plan in the same manner as other senior executives of the Company and to receive a grant of 350,000 shares of restricted common stock pursuant to a Performance Criteria Restricted Stock Award Agreement (as set forth below). In the event that we terminate Mr. Croatti's employment without cause during the term of the Employment Agreement, Mr. Croatti will be entitled to receive one-half of his annual base salary then in effect. If Mr. Croatti had been terminated without cause on August 31, 2013, the last day of fiscal 2013, Mr. Croatti would have been entitled to receive $325,000. Mr. Croatti has agreed under the Employment Agreement not to compete with the Company or to solicit our employees or customers for a period of 24 months following his termination.

Restricted Stock Award Agreements with Ronald D. Croatti

On April 5, 2010, we entered into a Restricted Stock Award Agreement (the "Performance Criteria Restricted Stock Award Agreement") with Mr. Croatti pursuant to which we granted 350,000 shares of restricted common stock (the "Performance Restricted Shares") to Mr. Croatti. The Performance Restricted Shares would be earned if the Company achieved certain consolidated revenues and adjusted operating margins as set forth in the Performance Criteria Restricted Stock Award Agreement during certain performance periods set forth in such agreement (collectively, the "Performance Criteria"). As of the end of our 2012 fiscal year, Mr. Croatti had earned all of the Performance Restricted Shares. The Performance Restricted Shares earned upon achievement of the Performance Criteria vest in four equal amounts on the third, fourth, fifth and sixth anniversaries of the grant date provided that Mr. Croatti continues to be employed by the Company on each such date. Consistent with this vesting schedule, as of the end of our 2013 fiscal year, 87,500 of the Performance Restricted Shares were vested. Mr. Croatti may transfer all or a portion of the Performance Restricted Shares to any holder of Class B Common Stock of the Company in exchange for an identical number of shares of Class B Common Stock (the "Transferred Class B Shares"). Upon any such transfer, the restrictions and conditions to which the Performance Restricted Shares are subject under the Performance Criteria Restricted Stock Award Agreement will lapse and such restrictions and conditions will attach to the Transferred Class B Shares. In the event that Mr. Croatti's employment is terminated without cause or by reason of death or disability prior to the vesting of the Performance Restricted Shares, all of the Performance Restricted Shares will become fully vested. If Mr. Croatti's employment had been terminated without cause or by death or disability on August 31, 2013, the last day of fiscal 2013, Mr. Croatti would have earned 262,500 Performance Restricted Shares, and all 262,500 of such shares would have become fully vested with a market value of approximately $25,168,500 based on the closing price of our Common Stock of $95.88 per share on such date as reported by the New York Stock Exchange.

On April 5, 2010, we entered into a Restricted Stock Award Agreement (the "Restricted Stock Award Agreement") with Mr. Croatti pursuant to which we granted 50,000 shares of restricted common stock (the "Restricted Shares") to Mr. Croatti. The Restricted Shares vest in equal amounts on each of the first six anniversaries of the grant date provided that Mr. Croatti continues to be employed by the Company on each such date. Consistent with this vesting schedule, as of the end of our 2013 fiscal year, 24,999 of the Restricted Shares were vested. Mr. Croatti may transfer all or a portion of the Restricted Shares to any holder of Class B Common Stock of the Company in exchange for an identical number of shares of Class B Common Stock (the "Transferred Class B Stock"). Upon any such transfer, the restrictions and conditions to which the Restricted Shares are subject under the Restricted Stock Award Agreement will lapse and such restrictions and conditions will attach to the Transferred Class B Stock. In the event that Mr. Croatti's employment is terminated without cause or by reason of death or disability prior to the vesting of the Restricted Shares, all of the Restricted Shares will immediately and automatically vest in full. If Mr. Croatti's employment had been terminated without cause or by death or disability on August 31, 2013, the last day of fiscal 2013, the 25,001 unvested Restricted Shares as of such date would have become fully vested with a market value of approximately $2,397,096 based on the closing price of our Common Stock of $95.88 per share as reported by the New York Stock Exchange.

The foregoing summaries of the Employment Agreement and the Restricted Stock Award Agreements are qualified in their entirety by reference to each of these agreements, copies of which have been filed as Exhibits to our Quarterly Report on Form 10-Q on April 8, 2010.

Unfunded Supplemental Executive Retirement Plan

As discussed under the heading "UniFirst Corporation Unfunded Supplemental Executive Retirement Plan" above, upon a change in control of the Company, our named executive officers will receive a lump sum payment under our SERP equal to the actuarial equivalent of their plan benefit as of the date of the change in control. For more information concerning our SERP, see the "Pension Benefits Table – Fiscal 2013" and the discussion under the heading "UniFirst Corporation Unfunded Supplemental Executive Retirement Plan" above.

Director Compensation – Fiscal 2013

The Compensation Committee determines Director compensation based on the following principles: (1) Director compensation should be aligned with the long-term interest of shareholders, (2) compensation should be used to motivate Director behavior; (3) Directors should be adequately compensated for their time and effort; and (4) Director compensation should be approached on an overall basis, rather than as an array of separate elements.

We determine Director compensation on a calendar year basis. The non-employee Director fee schedule for calendar 2013 and calendar 2014 is as follows: an annual fee of $38,000; an annual fee for chairing the Audit Committee of $10,000; an annual fee for chairing a Committee other than the Audit Committee of $5,000; an annual fee for the Lead Director of $5,000; a $2,750 fee for each Board meeting attended; an $1,800 fee for each Committee meeting attended; a $1,250 fee for participating in a telephonic Board meeting; a $1,000 fee for participating in a telephonic Committee meeting. As part of the annual compensation, each non-employee Director receives a fully vested stock-settled stock appreciation right with respect to that number of shares of Common Stock which will result in such stock appreciation right having a value (based on the valuation methodology used by the Company for financial reporting purposes) at the time of grant equal to $35,000, at an exercise price equal to the closing price of the Company's Common Stock on the grant date. In addition, each non-employee Director receives shares of unrestricted Common Stock having a value (based on the closing price of the Company's Common Stock on the grant date) equal to $65,000. Those Directors who satisfy the minimum share ownership requirement under the Company's Director Stock Ownership Policy may elect to receive a cash payment of $65,000 in lieu of the shares of unrestricted Common Stock.

Each Director who was also an employee of our Company received no Director's fees during fiscal year 2013 and will receive no Director's fees during fiscal year 2014.

The compensation earned by our Directors during fiscal 2013 is set forth in the table below.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Option Awards(2)	All Other Compensation	Total
Phillip L. Cohen (3)	$150,850	–	$35,018	–	$185,868
Donald J. Evans (3)	$150,850	–	$35,018	–	$185,868
Thomas S. Postek	$70,450	$65,055	$35,018	–	$170,523
Michael Iandoli (3)	$133,850	–	$35,018	–	$168,868
Kathleen Camilli	$70,450	$65,055	$35,018	–	$170,523

(1) The amounts shown represent the aggregate grant date fair value related to 795 shares of unrestricted stock awarded to each of our non-employee Directors on January 11, 2013, calculated in accordance with FASB ASC Topic 718 (excluding the effect of any estimate of future forfeitures). Such shares of Common Stock granted on January 11, 2013 were fully vested on the date of grant. Additional information concerning our financial reporting of restricted stock is presented in Notes 1 and 12 to our Consolidated Financial Statements set forth in our Annual Report on Form 10-K for the year ended August 31, 2013.

(2) The amounts shown represent the aggregate grant date fair value related to the grant of 1,314 stock-settled stock appreciation rights to each of our non-employee Directors on January 11, 2013 calculated in accordance with FASB ASC Topic 718 (excluding the effect of any estimate of future forfeitures). These stock appreciation rights were fully vested upon grant and expire eight years after the grant date or on the second anniversary of the date that the Director ceases to be a member of the Board of Directors, whichever occurs first. Additional information concerning our financial reporting of stock appreciation rights is presented in Notes 1 and 12 to our Consolidated Financial Statements set forth in our Annual Report on Form 10-K for the year ended August 31, 2013.

(3) Amounts shown include $65,000 as fees paid in cash in lieu of receiving a grant of 795 shares of unrestricted Common Stock listed in (1) above.

Compensation Committee Interlocks and Insider Participation

During the 2013 fiscal year, the Compensation Committee consisted of Messrs. Iandoli , Evans, Cohen, Postek and Ms. Camilli. None of these individuals has served as an officer or employee of the Company or any of its subsidiaries. During the 2013 fiscal year, to the knowledge of the Company, none of its executive officers:

- served as a member of the compensation committee of another entity, one of whose executive officers served on the Compensation Committee;
- served as directors of another entity, one of whose executive officers served on the Compensation Committee; or
- served as members of the compensation committee of another entity, one of whose executive officers served as one of the Company's Directors.

Equity Compensation Plan Information

The following table sets forth information concerning our equity compensation plans as of August 31, 2013.

	Equity Compensation Plan Information		
Plan category	Number of securities to be issued upon exercise of outstanding options and stock appreciation rights	Weighted average exercise price of outstanding options and stock appreciation rights	Number of securities remaining available for future issuance under equity compensation plan (excluding securities referenced in column (a))
	(a)		
Equity compensation plans approved by security holders	584,540	$ 48.47	360,210
Equity compensation plans not approved by security holders	—	N/A	—
Total	584,540	$ 48.47	360,210

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is composed entirely of independent directors meeting the requirements of applicable Securities and Exchange Commission and New York Stock Exchange rules. The key responsibilities of our committee are set forth in our Charter and include overseeing the integrity of UniFirst's financial statements, the independent auditors' qualifications and independence and the performance of the independent auditors and the internal audit function.

We serve in an oversight capacity and are not intended to be part of UniFirst's operational or managerial decision-making process. UniFirst's management is responsible for preparing the consolidated financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting and its independent registered public accounting firm is responsible for auditing those statements. Our principal purpose is to monitor these processes.

The Audit Committee has, among other things:

- Reviewed and discussed with management and the independent registered public accounting firm the audited financial statements for the fiscal year ended August 31, 2013, including a discussion of accounting principles, judgments and disclosure in the audited financial statements.

- Reviewed and discussed with management and the independent registered public accounting firm the quarterly and annual earnings press releases prior to release and the quarterly and annual reports on Form 10-Q and 10-K prior to filing.

- Reviewed the performance of the Company's internal audit function.

- Discussed with management, the internal auditors and the independent registered public accounting firm the results of the testing of internal controls over financial reporting.

- Discussed with the independent registered public accounting firm the overall scope and the plans for the annual audit, the results of their examination and the overall quality of UniFirst's financial reporting.

- Discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards ("SAS") No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

- Reviewed all audit and non-audit services performed by the independent registered public accounting firm and considered whether the provision of non-audit services is compatible with maintaining the auditor's independence.

- Reviewed the performance, qualifications and independence of the independent registered public accounting firm.

- Received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and discussed with the independent registered public accounting firm the auditors' independence.

Based on the reviews and discussions with management and the independent registered public accounting firm and the report of the independent public accounting firm, the Audit Committee recommended to the Board of Directors, and the Board approved, the audited financial statements for the fiscal year ending August 31, 2013 be included in the Company's Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee for fiscal 2013

Phillip L. Cohen (Chair)
Kathleen M. Camilli
Donald J. Evans
Thomas S. Postek

Independent Registered Public Accounting Firm

Audit Fees. During fiscal 2013, the aggregate fees for professional services rendered by Ernst & Young LLP ("Ernst & Young") for the audit of the Company's annual financial statements, audit of the effectiveness of the Company's internal controls over financial reporting, and review of the Company's quarterly financial statements totaled $1,205,000. During fiscal 2012, the aggregate fees for professional services rendered by Ernst & Young for the audit of the Company's annual financial statements, audit of the effectiveness of the Company's internal controls over financial reporting, and review of the Company's quarterly financial statements totaled $1,042,000.

Audit-Related Fees. During fiscal 2013, the aggregate fees billed for assurance and related services rendered by Ernst & Young that were reasonably related to the performance of the audit or review of the Company's annual financial statements and review of the Company's quarterly financial statements totaled $42,400. During fiscal 2012, the aggregate fees billed for assurance and related services rendered by Ernst & Young that were reasonably related to the performance of the audit or review of the Company's annual financial statements and review of the Company's quarterly financial statements totaled $8,000.

Tax Fees. During fiscal 2013, the aggregate fees and expenses billed for professional services rendered by Ernst & Young for tax compliance, tax advice and tax planning totaled $203,260. During fiscal 2012, the aggregate fees and expenses billed for professional services rendered by Ernst & Young for tax compliance, tax advice and tax planning totaled $199,450.

All Other Fees. During fiscal 2013 and 2012, there were no fees and expenses billed for professional services rendered by Ernst & Young to the Company not covered in the three preceding paragraphs.

Under its charter, the Audit Committee must pre-approve all audit and permitted non-audit services to be provided by our independent registered public accounting firm unless an exception to such pre-approval exists under the Exchange Act or the rules of the Securities and Exchange Commission. Each year, the Audit Committee approves the retention of the independent registered public accounting firm to audit our financial statements, including the associated fee. All of the services described in the four preceding paragraphs were approved by the Audit Committee. The Audit Committee has considered whether the provisions of such services, including non-audit services, by Ernst & Young is compatible with maintaining Ernst & Young's independence and has concluded that it is.

Certain Relationships and Related Transactions

The Company's Board of Directors has adopted a written Related Person Transaction Approval Policy to monitor transactions, arrangements or relationships in which the Company is a participant and any of the following have a direct or indirect material interest: (a) an executive officer, director or director nominee; (b) an immediate family member of an executive officer, director or director nominee; (c) a shareholder that beneficially owns more than 5% of the Company's Common Stock or Class B Common Stock; or (d) any immediate family member of such 5% shareholder. The policy generally covers related person transactions that meet the minimum threshold for disclosure under relevant Securities and Exchange Commission rules. Such related person transactions generally involve amounts exceeding $120,000.

The Company's Chief Financial Officer, together with outside legal counsel, identifies any potential related person transactions and, if he determines that a transaction constitutes a related person transaction under the policy, the Chief Financial Officer provides relevant details to the Audit Committee. If the Chief Financial Officer has an interest in a potential related person transaction, the Chief Executive Officer assumes the role of the Company's Chief Financial Officer under the policy. The Audit Committee reviews relevant information concerning any proposed transaction contemplated by the Company with an individual or entity that is the subject of a disclosed relationship, and approves or disapproves the transaction, with or without conditions. Certain related person transactions are deemed pre-approved by the Audit Committee, including transactions, arrangements or relationships where the rates or charges involved in the transactions are determined by competitive bids.

During the 2013 fiscal year, the Company was not a participant in any related party transactions that required disclosure under this heading.

Section 16(a) Beneficial Ownership Reporting Compliance

Executive officers, Directors and greater than 10% shareholders of the Company are required to file with the Securities and Exchange Commission pursuant to Section 16(a) of the Exchange Act, reports of ownership and changes in ownership. Such reports are filed on Form 3, Form 4 and Form 5 under the Exchange Act, as appropriate. Executive officers, Directors and greater than 10% shareholders are required by Exchange Act regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company or written representations that no such reports were required during the 2013 fiscal year, the Company believes that, during the 2013 fiscal year, all executive officers, Directors and greater than 10% shareholders of the Company complied with applicable Section 16(a) filing requirements except for the following: each of Messrs. Sintros, Boynton, Katz, DiFillippo and Ms. Croatti inadvertently filed one late Form 4 with respect to one transaction.

PROPOSAL 2

APPROVAL OF UNIFIRST CORPORATION CEO CASH INCENTIVE BONUS PLAN

On December 5, 2012, the Compensation Committee of the Board of Directors adopted the UniFirst Corporation CEO Cash Incentive Bonus Plan (the "CEO Bonus Plan"), which provides the opportunity for the Company's Chief Executive Officer to earn an annual cash incentive bonus based on the Company's achievement of certain Company-wide performance goals. A copy of the CEO Bonus Plan is attached as Appendix A to this Proxy Statement and is incorporated herein by reference. The summary of the CEO Bonus Plan contained in this Proposal 2 is qualified in its entirety by reference to the text of the CEO Bonus Plan.

To ensure that annual cash incentive bonuses under the CEO Bonus Plan will qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)"), the Company is seeking the approval of its shareholders of the CEO Bonus Plan, including the material terms of the corporate performance goals under the CEO Bonus Plan. Section 162(m) generally does not permit a public company to obtain tax deductions for compensation of more than $1,000,000 paid in any year to its chief executive officer, or any of three other most highly compensated executive officers (other than the chief financial officer), unless such compensation is "performance-based" in accordance with conditions specified under Section 162(m) and the Treasury Regulations promulgated thereunder. One of those conditions requires the Company to obtain shareholder approval of the material terms of the performance goals set by the Compensation Committee.

The Compensation Committee will establish for the Company's Chief Executive Officer for each performance period specified by the Compensation Committee a minimum, target and maximum award under the CEO Bonus Plan as well as the related Company-wide performance goals. The corporate goals that the Compensation Committee establishes will be measured in terms of one or more of the following Company-wide metrics: (i) market value; (ii) book value; (iii) earnings per share; (iv) market share; (v) operating profit; (vi) net income; (vii) cash flow; (viii) return on capital; (ix) return on assets; (x) return on equity; (xi) margins; (xii) shareholder return; (xiii) sales or revenue; (xiv) operating margin; (xv) operating margin as adjusted by objective measurements; (xvi) earnings before interest, taxes, depreciation and amortization; (xvii) net sales; or (xviii) balance sheet measurements. Cash incentive bonus awards will be earned by the Company's Chief Executive Officer based on the level of attainment of the Company-wide goals established by the Compensation Committee for the performance period with respect to the award. For example, for a discussion of the annual cash incentive bonus that Mr. Croatti earned under the CEO Bonus Plan in fiscal 2013, see "Executive Compensation – Compensation Discussion and Analysis – Our Executive Compensation Programs and Plans – CEO Bonus Plan" above.

Annual cash incentive bonuses under the CEO Bonus Plan are intended to qualify as "performance-based compensation" under Section 162(m). The maximum amount of any cash incentive bonus under the CEO Bonus Plan for any performance period is $2,000,000.

Only the Company's Chief Executive Office is eligible to receive awards under the CEO Bonus Plan and no more than one award can be granted with respect to any fiscal year under the CEO Bonus Plan. Neither the establishment of the CEO Bonus Plan nor the grant of any award under the CEO Bonus Plan constitutes an amendment to the Company's employment agreement with the Company's Chief Executive Officer or otherwise prevents the Company from establishing other compensation plans or arrangements or making awards to the Chief Executive Officer pursuant to such other plans or arrangements.

If the CEO Bonus Plan is not approved by the Company's shareholders, the CEO Bonus Plan will terminate, the 2013 CEO Bonus Plan award will not be paid and no future awards will be made under this plan.

Vote Required

The affirmative vote of a majority of the votes cast by holders of shares of Common Stock and Class B Common Stock, voting together as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon, is required for approval of the CEO Bonus Plan.

Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE CEO BONUS PLAN.

PROPOSAL 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed Ernst & Young LLP as the Company's independent registered public accounting firm for its fiscal year ending August 30, 2014. Ernst & Young LLP has served as the Company's independent registered public accounting firm since 2002. The Audit Committee is directly responsible for the appointment, retention, compensation and oversight of the work of the Company's independent registered public accounting firm for the purpose of preparing or issuing an audit report or related work. In making its determinations regarding whether to appoint or retain a particular independent registered public accounting firm, the Audit Committee takes into account the views of management. In addition, although not required by law, the Audit Committee will take into account the vote of the Company's shareholders with respect to the ratification of the appointment of the Company's independent registered public accounting firm.

A representative of Ernst & Young LLP is expected to be present at the Annual Meeting. He or she will have an opportunity to make a statement, if he or she desires to do so, and will be available to respond to appropriate questions.

Vote Required

The affirmative vote of a majority of the votes cast by holders of shares of Common Stock and Class B Common Stock, voting together as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon, is required for approval.

Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING AUGUST 30, 2014.

OTHER MATTERS

Management is not aware of any other matters which may come before the Annual Meeting; however, if any matters other than those set forth in the attached Notice of Annual Meeting should be properly presented at the Annual Meeting, the persons named in the proxy intend to take such action as will be, in their discretion, consistent with the best interest of the Company.

Shareholder Proposals

Under the Company's By-laws, any shareholder desiring to present a proposal for inclusion in the Company's Proxy Statement in connection with the Company's 2015 Annual Meeting of Shareholders must submit the proposal so as to be received by the Secretary of the Company at the principal executive offices of the Company, 68 Jonspin Road, Wilmington, Massachusetts 01887, not later than August 5, 2014. In addition, in order to be included in the Proxy Statement, such a proposal must comply with the requirements as to form and substance established by applicable laws and regulations.

Shareholders wishing to present business for action, other than proposals to be included in the Company's Proxy Statement, or to nominate candidates for election as Directors at a meeting of the Company's shareholders, must do so in accordance with the Company's By-laws. The By-laws provide, among other requirements, that in order to be presented at the 2015 Annual Meeting of Shareholders, such shareholder proposals or nominations may be made only by a shareholder of record who shall have given notice of the proposal or nomination and the related required information to the Company no earlier than September 16, 2014 and no later than October 31, 2014.

Annual Report on Form 10-K

The Company will provide each shareholder with a copy of its Annual Report on Form 10-K, including the financial statements and schedules to such report but excluding exhibits, required to be filed with the Securities and Exchange Commission for the Company's most recent fiscal year, without charge, upon receipt of a phone call or written request from such person. Such request must be made to the Company's Investor Services group by calling (978) 658-8888 or by writing to Investor Services, UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

Delivery of Documents to Shareholders Sharing an Address

If you share an address with any of the Company's other shareholders, your household might receive only one copy of the Proxy Statement, Annual Report and Notice, as applicable. To request individual copies of any of these materials for each shareholder in your household, please contact the Company's Investor Services, UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887 (telephone: (978) 658-8888). The Company will deliver copies of the Proxy Statement, Annual Report and/or Notice promptly following your written or oral request. To ask that only one copy of any of these materials be mailed to your household, please contact your broker.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE ANNUAL MEETING, PLEASE REVIEW THE PROXY MATERIALS, INCLUDING OUR 2013 ANNUAL REPORT ON FORM 10-K, AT WWW.INVESTORVOTE.COM AND VOTE BY INTERNET, BY TELEPHONE OR BY PROXY CARD IN ACCORDANCE WITH THE INSTRUCTIONS IN THIS PROXY STATEMENT AND THE NOTICE. IF YOU ATTEND THE MEETING, YOU MAY CONTINUE TO HAVE YOUR SHARES VOTED AS INSTRUCTED IN THE PROXY OR YOU MAY WITHDRAW YOUR PROXY AT THE MEETING AND VOTE YOUR SHARES IN PERSON.

Wilmington, Massachusetts
December 3, 2013

Appendix A

UNIFIRST CORPORATION

CEO CASH INCENTIVE BONUS PLAN

I. Purpose

The purpose of the UniFirst Corporation CEO Cash Incentive Bonus Plan (the "**Plan**") is to establish a program of incentive compensation for the Chief Executive Officer of the Company (the "**CEO**"). The Plan provides additional annual incentives to the CEO, contingent upon meeting certain corporate goals.

II. Definitions

"**Board**" means the Board of Directors of the Company.

"**Bonus Award**" means the award, as determined by the Committee, to be granted to the CEO on an annual basis. As used herein, annual means that no more than one Bonus Award shall be granted with respect to any fiscal year or portion thereof.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Committee**" means the Compensation Committee of the Board.

"**Company**" means UniFirst Corporation.

"**Employment Agreement**" means the Employment Agreement dated as of April 5, 2010 between the CEO and the Company.

"**162(m) Bonus Award**" means a Bonus Award that is intended to qualify for the performance-based compensation exception to Section 162(m) of the Code, as further described in Article VI.

"**Performance Criteria**" means objective performance criteria established by the Committee with respect to 162(m) Bonus Awards. Performance Criteria shall be measured in terms of any one or more of the following objectives, as such objectives relate to Company-wide objectives: (i) market value; (ii) book value; (iii) earnings per share; (iv) market share; (v) operating profit; (vi) net income; (vii) cash flow; (viii) return on capital; (ix) return on assets; (x) return on equity; (xi) margins; (xii) shareholder return; (xiii) sales or revenue; (xiv) operating margin; (xv) operating margin as adjusted by objective measurements; (xvi) earnings before interest, taxes, depreciation and amortization; (xvii) net sales; or (xviii) balance sheet measurements.

Each grant of a 162(m) Bonus Award shall specify the Performance Criteria to be achieved, a minimum acceptable level of achievement below which no payment or award will be made, a maximum award level and a formula for determining the amount of any payment or award to be made, if any, if performance is at or above the minimum acceptable level but falls short of full achievement of the maximum Performance Criteria.

If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances render the Performance Criteria to be unsuitable, the Committee may modify such Performance Criteria, in whole or in part, as the Committee deems appropriate and equitable; provided, however, that no such modification shall be made if the effect would be to cause a 162(m) Bonus Award to fail to qualify for the performance-based compensation exception to Section 162(m) of the Code. In addition, at the time performance goals are established as to a 162(m) Bonus Award, the Committee is authorized to determine the manner in which the Performance Criteria related thereto will be calculated or measured to take into account certain factors over which the CEO has no control or limited control, including changes in industry margins, general economic conditions, interest rate movements, changes in levels of measurable losses, costs or expenses and changes in accounting principles.

"**Performance Period**" means the period during which performance is measured to determine the level of attainment of a Bonus Award.

III. Administration

The Committee, in its sole discretion, will establish the award amounts which may be earned by the CEO (which may be expressed in terms of dollar amount, percentage of salary or any other measurement), establish goals for the CEO with respect to the award (which may be objective or subjective, and based on individual or Company performance), calculate and determine the CEO's level of attainment of such goals, and calculate the Bonus Award for the CEO based upon such level of attainment.

Except as otherwise herein expressly provided, full power and authority to construe, interpret, and administer the Plan shall be vested in the Committee, including the power to amend or terminate the Plan. The Committee may at any time adopt such rules, regulations, policies, or practices as, in its sole discretion, it shall determine to be necessary or appropriate for the administration of, or the performance of its respective responsibilities under, the Plan. The Committee may at any time amend, modify, suspend, or terminate such rules, regulations, policies, or practices.

IV. Bonus Awards

It is expected that the Committee, based upon information to be supplied by management of the Company, will establish for the CEO for each Performance Period a minimum, target and maximum award and goals relating to Company and will communicate such award levels and goals to the CEO prior to or during the Performance Period for which such award may be made. Bonus Awards will be earned by the CEO based upon the level of attainment of his goals during the applicable Performance Period. As soon as practicable after the end of the applicable Performance Period, the Committee shall determine the level of attainment of the goals and the amount of the Bonus Award payable to the CEO.

V. Payment of Bonus Awards

Bonus Awards earned during any Performance Period shall be payable as soon as practicable following the end of such Performance Period and the determination of the amount thereof shall be made by the Committee. Payment of Bonus Awards shall be made in the form of cash. Bonus Award amounts earned but not yet paid will not accrue interest.

VI. 162(m) Bonus Awards

Unless determined otherwise by the Committee, each Bonus Award awarded under the Plan shall be a 162(m) Bonus Award and will be subject to the following requirements, notwithstanding any other provision of the Plan to the contrary:

1. No 162(m) Bonus Award may be paid unless and until the shareholders of the Company have approved the Plan (and to the extent required by Section 162(m) of the Code, re-approved the Plan) in a manner that complies with the shareholder approval requirements of Section 162(m) of the Code.

2. A 162(m) Bonus Award may be made only by a Committee that is comprised solely of not less than two directors, each of whom is an "outside director" (within the meaning of Section 162(m) of the Code).

3. The performance goals to which a 162(m) Bonus Award is subject must be based solely on Performance Criteria. Such performance goals, and the minimum, target and maximum Bonus Award payable upon attainment thereof, must be established by the Committee within the time limits required in order for the 162(m) Bonus Award to qualify for the performance-based compensation exception to Section 162(m) of the Code.

4. No 162(m) Bonus Award may be paid until the Committee has certified the level of attainment of the applicable Performance Criteria.

5. The maximum amount of a 162(m) Bonus Award under this Plan for any Performance Period is $2,000,000.

VII. Reorganization or Discontinuance

The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company. The Company will make appropriate provision for the preservation of the CEO's rights under the Plan in any agreement or plan which it may enter into or adopt to effect any such merger, consolidation, reorganization or transfer of assets.

VIII. Non-Alienation of Benefits

The CEO may not assign, sell, encumber, transfer or otherwise dispose of any rights or interests under the Plan except by will or the laws of descent and distribution. Any attempted disposition in contravention of the preceding sentence shall be null and void.

IX. Taxes

The Company shall deduct from all amounts paid under the Plan all federal, state, local and other taxes required by law to be withheld with respect to such payments.

X. Termination of Employment

In the event the CEO's employment with the Company is terminated for Cause (as defined in the Employment Agreement), then any outstanding Bonus Award will be terminated and no portion of it will be paid to the CEO. If the CEO's employment with the Company is terminated without Cause or by reason of the CEO's death or Disability (as defined in the Employment Agreement), then any outstanding Bonus Award will remain in effect and a portion (based on the percentage of the applicable Performance Period during which the CEO was employed by the Company) of any amount earned thereunder based on the Company's achievement of any Performance Criteria will be payable to the CEO.

XI. Unfunded Plan

The CEO shall have no right, title, or interest whatsoever in or to any investments that the Company may make to aid it in meeting its obligations under the Plan. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind or a fiduciary relationship between the Company and the CEO. To the extent that any person acquires a right to receive payments from the Company under the Plan, such right shall be no greater than the right of an unsecured general creditor of the Company. All payments to be made hereunder shall be paid from the general funds of the Company and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts.

The Plan is not intended to be subject to the Employee Retirement Income Security Act of 1974, as amended.

XII. Governing Law

The terms of the Plan and all rights thereunder shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, without reference to principles of conflict of laws.

XIII. Other Compensation

Neither the establishment of this Plan nor the grant of a Bonus Award pursuant to this Plan shall constitute an amendment to or otherwise modify the Employment Agreement or otherwise prevent the Company from establishing other compensation plans or arrangements or making awards to the CEO pursuant to such other plans or arrangements.

XIV. Effective Date

The original effective date of the Plan is December 5, 2012.

Amended: April 2, 2013